
05006381

79

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Coca Cola Amatil

*CURRENT ADDRESS

PROCESSED

MAR 11 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2994 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/10/05

RECEIVED

2005 MAR -9 A 11:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

12-31-04
AR/S

COCA-COLA  AMATIL

Financial Statements and Statutory Reports

For the financial year ended 31 December 2004

The Directors submit hereunder their Report on Coca-Cola Amatil Limited (Company or CCA) and its controlled entities (Group) for the financial year ended 31 December 2004.

Names and particulars of Directors

The names of the Directors of Coca-Cola Amatil Limited in office during the financial year and until the date of this Report and the beneficial interest of each Director in the contributed equity of the Company are detailed below –

		Ordinary shares No.	Long Term Incentive Share Plan[1] No.	Non-executive Directors Share Plan[1] No.	Share options No.
Directors in office at the date of this Report					
David Michael Gonski, AO		40,000		43,768	
Jillian Rosemary Broadbent, AO		1,011		4,413	
Terry James Davis		57,194	100,000		200,000
Geoffrey James Kelly	Appointed 22 April 2004	1,253		734	
Wallace Macarthur King, AO		1,200		7,295	
Henry Aaron Schimberg		1,000		4,639	
Melvyn Keith Ward, AO		1,190		4,377	
Former Directors					
Michael Francis Ihlein	Resigned 19 March 2004				
James Elliott Chestnut	Resigned 22 April 2004				

1 Beneficial interest held subject to conditions of the Plan.

Particulars of the qualifications, experience and special responsibilities of each Director are set out on page [23] of the Annual Report.

Corporate information

Coca-Cola Amatil Limited is a company limited by shares that is incorporated and domiciled in Australia. The address of the registered office of the Company is set out [on the inside back cover of the Annual Report.]

Nature of operations and principal activities

The principal activities of the entities within the Group during the course of the financial year were the manufacture, distribution and marketing of carbonated soft drinks, still and mineral waters, fruit juices and other alcohol-free beverages. No significant change in the nature of activities took place during the financial year.

Employees

The Group had 16,845 employees as at 31 December 2004 (2003: 16,273), [further details of which are set out on page [21] of the Annual Report.]

Group result

The Group's net profit attributable to members of the Company for the financial year was $280.3 million and included a significant item of $2.3 million (benefit) compared with $194.2 million for 2003 that included a significant item of $44.6 million (expense).

The Group's net profit (before significant items) attributable to members of the Company for the financial year was $278.0 million compared with $238.8 million for 2003.

Review of operations

During the financial year, the Group acquired all the shares of Crusta Fruit Juices Pty Ltd (and its subsidiary Quenchy Crusta Sales Pty Ltd) and purchased the operating assets of Quirks Refrigeration.

Further details are included in State of affairs on page [35].

The Group's revenue from sales of beverages for the financial year was $3,449.6 million compared with $3,357.1 million for 2003. The Group's earnings before interest, tax and significant items for the financial year was $517.6 million compared with $470.0 million for 2003.

Details of the operations of the Group during the financial year are set out on pages [4] to [26] of the Annual Report.

Directors' meetings

The number of Directors' meetings (including meetings of committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are detailed below –

	Board of Directors		Audit, Risk & Compliance Committee[2]		Compensation Committee[3]		Related Party Committee[4]		Nominations Committee[5]		Other Committees[6]
	Meetings held while a Director	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meeting held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	No. of meetings attended
Directors in office at the end of the financial year											
D.M. Gonski, AO	7	7	–	–	4	4	7	7	3	3	6
J.R. Broadbent, AO	7	7	4	4	4	4	7	7	3	3	2
T.J. Davis	7	7	–	–	4	4	–	–	–	–	17
G.J. Kelly[1]	6	5	2	1	–	–	–	–	–	–	–
W.M. King, AO	7	6	–	–	–	–	7	5	3	3	–
H.A. Schimberg[1]	7	6	–	–	4	4	–	–	–	–	–
M.K. Ward, AO	7	6	4	4	4	4	7	6	3	2	3
Former Directors											
M.F. Ihlein	1	1	–	–	–	–	–	–	–	–	5
J.E. Chestnut	1	1	1	1	–	–	–	–	–	–	–

1 Non-residents of Australia.

2 This Committee reviews matters relevant to control systems so as to effectively safeguard the Company's assets, accounting records held to comply with statutory requirements and other financial information. It consists of non-executive Directors. Refer to the Corporate Governance section of this Report for further details on this and other Committees.

3 This Committee reviews matters relevant to the remuneration of executive Directors and senior Company executives. It consists of four non-executive Directors and the Managing Director (in relation to remuneration matters other than those relating to the Managing Director's remuneration).

4 This Committee reviews agreements and business transactions with related parties. It consists of all non-executive Directors who are not associated with a related party.

5 This Committee reviews the composition of the Board, including identifying suitable candidates for appointment to the Board and reviews general matters of corporate governance. It consists of all independent non-executive Directors.

6 Committees were created to attend to allotments of securities and administrative matters on behalf of the Board. A quorum for these Committees is any two Directors, or any one Director and the Chief Financial Officer. In addition, a Committee was formed to deal with certain matters relating to the proposed SPC Ardmona Ltd acquisition, having a quorum of three Directors.

Directors' and officers' liability insurance

The Company has paid the premium for Directors' and officers' liability insurance in respect of Directors and executive officers of the Company and its controlled entities as permitted by the Corporations Act 2001. The terms of the policy prohibit disclosure of details of the insurance cover and premium.

Remuneration

Non-executive Directors

The remuneration of non-executive Directors takes into account the size and complexity of CCA's operations, their responsibility for the stewardship of the Company and their workloads. It comprises Directors' fees (base plus Board Committee fees), superannuation contributions and retirement benefits.

Total non-executive Directors' fees are not to exceed the annual limit of $1.0 million as previously approved by shareholders. Based on advice received from external remuneration consultants (via the Compensation Committee), Directors' fees are set and approved by executive Directors. The current annual Directors' fees payable to non-executive Directors are as follows –

	$
Chairman	300,000
Director (base fee)	100,000
Chairman – Audit, Risk & Compliance Committee	15,000
Member – Audit, Risk & Compliance Committee	10,000
Chairman – Compensation Committee	10,000
Member – Compensation Committee	6,000

No fees are payable in respect of membership of any other Board Committees.

No fees are payable to the Chairman for attendance at Committee meetings.

From 1 July 2003, the non-executive Directors agreed to apply a minimum of 25% (and up to 100%) of their Directors' fees to purchase ordinary shares in the Company. The shares are purchased on market following the announcement of the Company's half year and annual results. The trustee of the Non-executive Directors' Share Plan will hold the shares until the beneficiary ceases to be a Director of the Company.

There is no current scheme for the payment of retirement benefits. However, accrued benefits under the prior scheme which was terminated as at 31 December 2002 were fixed at that date and will be paid when the relevant Director ceases to be a Director of the Company. Recognising that payment has been deferred, accrued benefits are indexed against the movement in Average Weekly Ordinary Time Earnings (AWOTE) from 1 January 2003 to the date of payment of the benefits to the Directors. Where applicable, contributions required under Superannuation Guarantee legislation are made on behalf of the Directors.

Remuneration continued

The details of each Director's remuneration during the current and prior financial year are set out below –

2004	Primary			Post employment		Equity	Other			
	Salary and fees[1] $	STIP[2] $	Non-monetary benefits[3] $	Superannuation[4] $	Retirement benefits[5] $	LTISP[6] $	Deferred remuneration[7] $	Total $	Options value[8] $	Total $
Directors in office at the end of the financial year										
D.M. Gonski, AO	300,000			10,760	7,593			318,353		318,353
J.R. Broadbent, AO	121,000			10,760	2,782			134,542		134,542
T.J. Davis[9]	962,750	900,000	244,615	372,550		846,988	141,383	3,468,286		3,468,286
G.J. Kelly	76,154			6,854				83,008		83,008
W.M. King, AO	100,000			9,000	577			109,577		109,577
H.A. Schimberg	106,000							106,000		106,000
M.K. Ward, AO	120,000			10,760	2,743			133,503		133,503
Former Directors										
M.F. Ihlein[9]	122,276		66,811	24,455				213,542	28,878	242,420
J.E. Chestnut	34,148			3,073				37,221		37,221
Total remuneration – Directors	1,942,328	900,000	311,426	448,212	13,695	846,988	141,383	4,604,032	28,878	4,632,910

2003	Primary			Post employment		Equity	Other			
	Salary and fees[1] $	STIP[2] $	Non-monetary benefits[3] $	Superannuation[4] $	Retirement benefits[5] $	LTISP[6] $	Deferred remuneration $	Total $	Options value[8] $	Total $
Directors in office at the end of the financial year										
D.M. Gonski, AO	300,000			10,760	27,846			338,606		338,606
J.R. Broadbent, AO	121,000			10,760	10,201			141,961		141,961
T.J. Davis[9]	913,750	861,000	194,417	354,950		1,065,361	200,000	3,589,478	78,317	3,667,795
W.M. King, AO	100,000			9,000	2,116			111,116		111,116
H.A. Schimberg	106,000			1,634				107,634		107,634
M.K. Ward, AO	120,000			10,760	10,061			140,821		140,821
Former Directors										
M.F. Ihlein[9]	541,667	365,000	288,401	181,333		222,433	166,311	1,765,145	132,720	1,897,865
J.E. Chestnut	110,000			9,900				119,900		119,900
Total remuneration – Directors	2,312,417	1,226,000	482,818	589,097	50,224	1,287,794	366,311	6,314,661	211,037	6,525,698

1 *Includes amounts contributed to the Non-executive Directors' Share Plan. Fees for non-executive Directors includes Committee fees.*

2 *Short Term Incentive Plan (STIP).*

3 *Non-monetary benefits include the value of motor vehicles, interest paid on certain loans held independently by an executive with a financial institution and allowances.*

4 *Includes notional and actual contributions to superannuation.*

5 *Represents the estimated present value of the accrued retirement benefit less the amount accrued in the prior period.*

6 *Long Term Incentive Share Plan (LTISP). Represents the estimated fair value of shares offered in the Plan calculated by multiplying the number of shares by the fair value of the share at grant date and amortised over the three year performance period. For the 2003-2005 Plan the value is $4.75 and for the 2004-2006 Plan the value is $5.61 for the 50% measured using TSR and $6.34 for the 50% measured using NOPAT. The Plans have been valued using the Monte Carlo simulation methodology. This methodology calculates the fair value of performance rights based on the share price at grant date and assumptions for the expected risk free rate of interest for the performance period, the volatility of the share price returns, the dividend entitlements and performance conditions of the Plan. The amount due for the 2002-2004 LTISP was disclosed in the 2002 Directors' Report. Half of the first tranche under the 2004-2006 LTISP due to Mr Davis vested at 31 December 2004 and having met the target, 50,000 shares will be purchased in early 2005. These shares have been valued at $6.74. Comparatives for 2003 were restated accordingly.*

7 *Represents the estimated present value of the accrued benefit payable under the terms of the service agreement less the amount accrued in the prior period.*

8 *Since 1 January 2003, share options are no longer awarded. The option value was determined using the Binomial Option Valuation Model refer Note 31 of the financial statements. The value of options is included to comply with Australian Securities and Investments Commission disclosure requirements and has not been expensed by the Company.*

9 *Executive Directors.*

Remuneration continued

Compensation Committee
The Compensation Committee is required to –

- review matters relating to the remuneration of executive Directors and senior management;
- review senior management succession planning; and
- review general matters of remuneration and succession planning.

The Committee is comprised of four non-executive Directors and the Managing Director (in relation to remuneration matters other than those relating to the Managing Director's remuneration). The Board appoints the Chairman of the Committee, who cannot be the Chairman of the Board or the Managing Director.

The Committee met four times during the year. The Chairman of the Committee reported the findings and recommendations of the Committee to the next Board meeting.

The Committee –

- obtained data from relevant external sources to ensure the Company's remuneration practices are in line with market conditions;
- reviewed executive Director remuneration packages and incentive payments and where appropriate, made recommendations to the Board;
- reviewed and approved all material remuneration components of senior management remuneration packages and incentive payments including remuneration policies and procedures;
- reviewed appointments and terminations during the year of senior managers that report directly to the Managing Director;
- reviewed and approved senior management variable incentive plan rules and participation for the forthcoming year (annual cash plans and the Long Term Incentive Share Plan);
- reviewed country retirement plans;
- reviewed and where appropriate made recommendations to the Board for changes to non-executive Director remuneration; and
- reviewed the succession plans for executive Directors and senior management, with matters of significant importance and recommendations on succession planning for executive Directors being referred to the Board.

Remuneration policy
In determining the composition and amount of senior management remuneration, the Committee applies the Company's remuneration policy. Its key elements require that –

- remuneration will be competitively set so as to attract, motivate and retain top calibre senior managers;
- remuneration will incorporate, to a significant degree, variable pay for performance elements, containing short and long term focuses as appropriate, which will –
    - reward senior managers for Group, business unit and individual performance against appropriate benchmarks and targets;
    - align the interests of senior managers with those of shareholders;
    - link senior managers' rewards with the strategic goals and performance of the Group; and
    - ensure total remuneration is competitive by market standards;
- senior managers' remuneration will be reviewed annually by the Committee through a process that considers Group, business unit and individual performance. To this end, the Committee considers pertinent advice from external remuneration consultants on current international and local market practices, market comparisons for similar roles and the level of responsibilities of the individual;
- remuneration systems be maintained and developed which complement and reinforce the Company's Code of Conduct and succession planning;
- remuneration and terms and conditions of employment to be specified in an individual letter of employment, which will be signed by the Company and the senior manager; and
- the Committee establishes and maintains the relationship of remuneration, potential annual incentive and long term incentive payments for each level of management. For senior managers, potential incentive payments, as a proportion of total potential remuneration, increases according to their seniority within the Company.

Remuneration continued

Incentive payments for executive Directors are related to performance. The amount of annual incentives paid is dependent upon the extent to which operating targets set at the beginning of the financial year are achieved.

Vesting of shares allocated under the Long Term Incentive Share Plan (LTISP) is directly related to shareholder value, measured by two hurdles, with half of the award subject to Total Shareholder Return (TSR) over a minimum three year period and half the award subject to the achievement of average growth in net operating profit after tax over a minimum three year period (one tranche of the Managing Director's share allocation is tested after one year). Vesting occurs if CCA's TSR over the period is equal to or higher than the 50th percentile of peer companies, or net operating profit after tax (NOPAT) growth is equal to or higher than an average of 10% per annum over three years.

From the beginning of the 2003 financial year, options have been removed from the remuneration package of executive Directors and the total value of the long term incentives allocated from 1 January 2003 is now in the form of shares under the LTISP. Options allocated under the Executive Option Plan will continue until they vest or lapse.

Shares purchased on market to satisfy incentives earned by executive Directors are charged against profit and loss, as are incentives paid in cash.

Senior managers
The Committee is responsible for reviewing the nature and amount of the remuneration of senior managers. In determining the composition and amount of senior managers' remuneration, the Committee is primarily concerned with providing a competitive remuneration package, which is structured to attract and retain top calibre senior managers and to support the growth of shareholder value. As a result, the four principal elements of senior management remuneration are base salary, benefits, annual incentive and long term incentive.

In determining the appropriate mix of these elements in a senior manager's remuneration, the Committee considers pertinent advice from external remuneration consultants on current international and local market practices, market comparisons for similar roles, the level of responsibility, performance and potential of the executive, the performance of business units within the Group and the performance of the Group as a whole.

The annual incentive and long term incentive are an integral part of CCA's approach to competitive performance based remuneration. These at risk components of a senior manager's remuneration are intended to ensure an appropriate proportion of the remuneration is linked to growth in TSR and the achievement of crucial operational targets.

Annual incentives are set at the beginning of the financial year to reward senior managers for meeting or exceeding key performance indicators. The percentage of total remuneration that is variable differs according to the seniority of the employee.

Participation in the 2003-2005 LTISP and the 2004-2006 LTISP was by invitation based on an employee's level of responsibility, performance and potential. Allocation of shares under the LTISP is subject to the achievement of performance measures over a three year performance period.

For the 2003-2005 LTISP, no shares will be allocated if TSR measured over the relevant performance period is less than the 50th percentile of the Australian Stock Exchange (ASX) 100 Companies minus banks, financial services companies and mining resource companies plus S&P's Consumer Staples Index Companies with market capitalisation greater than $300 million. The number of shares to be allocated will be increased, on a pro rata basis, if the Company's ranking exceeds the 50th percentile up to a maximum allocation of 150% of the threshold entitlement if the Company achieves the 75th percentile.

For the 2004-2006 LTISP, the Committee has approved a change to the performance measures with half of the award subject to a TSR measure and half of the award subject to the measurement of achievement of average growth in NOPAT over the period.

All shares to which senior managers may become entitled, as a result of their participation in the LTISP, will be allocated in respect of the 2004-2006 performance period by no later than 31 January 2008. The shares will be acquired by the trustee of the LTISP on behalf of the individual either by purchase of shares on the ASX at the prevailing market price or through issue of shares in the Company (issue price is the weighted average price of a specified five day period prior to issue), at no cost to the individual.

Shares purchased on market to satisfy incentives earned by senior managers are charged against profit and loss, as are incentives paid in cash.

Remuneration continued

The details of the five highest remunerated executives during the current and prior financial year are set out below –

2004	Primary			Post employment	Equity	Other				
	Salary and fees $	STIP[1] $	Non-monetary benefits[2] $	Superannuation[3] $	LTISP[4] $	Deferred remuneration[5] $	Termination benefits[6] $	Total $	Options value[7] $	Total $
Executives in office at the end of the financial year										
M. Clark[8]	348,669		520,615	69,734	181,588			1,120,606	82,822	1,203,428
J.M. Wartig	318,462	210,000	319,105	73,895	103,775	41,153		1,066,390		1,066,390
D.P. Westall[8]	223,451	50,949	410,744	47,136	72,208			804,488	17,314	821,802
W.G. White	461,250	282,000	149,235	104,055	235,866	117,000		1,349,406	25,333	1,374,739
Former executive										
P.O. Baker[8]	189,152		370,365	37,830	192,962			790,309	92,463	882,772
Total remuneration – executives	1,540,984	542,949	1,770,064	332,650	786,399	158,153		5,131,199	217,932	5,349,131

2003	Primary			Post employment	Equity	Other				
	Salary and fees $	STIP[1] $	Non-monetary benefits[2] $	Superannuation[3] $	LTISP[4] $	Deferred remuneration $	Termination benefits[6] $	Total $	Options value[7] $	Total $
Executives in office at the end of the financial year										
P.O. Baker[8]	353,303	103,530	449,974	91,367	83,221			1,081,395	203,493	1,284,888
M. Clark[8]	346,902		672,763	69,380	156,408			1,245,453	151,407	1,396,860
D.P. Westall[8]	221,798	105,351	145,623	55,019	35,145			562,936	26,537	589,473
W.G. White	446,667	271,300	407,223	100,515	121,935	116,667		1,464,307	25,333	1,489,640
Former executive										
W.J. Fazl	145,092	36,431	32,085	36,305	12,655		422,734	685,302	18,613	703,915
Total remuneration – executives	1,513,762	516,612	1,707,668	352,586	409,364	116,667	422,734	5,039,393	425,383	5,464,776

1 Short Term Incentive Plan (STIP).

2 Non-monetary benefits include the value of motor vehicles, interest paid on certain loans held independently by an executive with a financial institution and allowances.

3 Includes notional and actual contributions to superannuation.

4 Long Term Incentive Share Plan (LTISP). Represents the estimated fair value of shares offered in the Plan calculated by multiplying the number of shares by the fair value of the share at grant date and amortised over the three year performance period. For the 2003-2005 Plan the value is $4.76 and for the 2004-2006 Plan the value is $5.41 for the 50% measured using TSR and $6.19 for the 50% measured using NOPAT. The Plans have been valued using the Monte Carlo simulation methodology. This methodology calculates the fair value of performance rights based on the share price at grant date and assumptions for the expected risk free rate of interest for the performance period, the volatility of the share price returns, the dividend entitlements and performance conditions of the Plan. The amount due for the 2002-2004 LTISP was disclosed in the 2002 Directors' Report. Comparatives for 2003 were restated accordingly.

5 Represents the estimated present value of the accrued benefit payable under the terms of the service agreement less the amount accrued in the prior period.

6 Termination benefits include payments for redundancy and unused leave benefits paid upon termination. Amounts shown exclude amounts previously disclosed in remuneration.

7 Since 1 January 2003, share options are no longer awarded. The option value was determined using the Binomial Option Valuation Model refer Note 31 of the financial statements. The value of options is included to comply with Australian Securities and Investments Commission disclosure requirements and has not been expensed by the Company.

8 Messrs Baker, Clark and Westall were remunerated in USD whilst in Asia. These amounts were converted to AUD at the weighted average exchange rate for the financial year (AUD/USD 0.7410)(2003: AUD/USD 0.6510).

Options

From the beginning of the 2003 financial year, options have been removed from the remuneration package of Group executives. Details of options on issue at the end of the financial year and at the date of signing this Report and options exercised during the financial year are included in Notes 18 and 19 of the financial statements.

Details of options on issue to executive Directors of the Company at the end of the financial year are as follows –

Name of Director and number of options held	Exercise price $	Options exercisable from date	Options expiry date
T.J. Davis			
200,000	6.12	Current	24 April 2007

Dividends

Dividends that have been paid by the Company since the commencement of the financial year are as follows –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date paid
Ordinary	13.0	9.75	91.2	31 March 2004
Ordinary	12.5	12.50	88.1	1 October 2004

Environmental performance

Information relating to the Group's environmental performance can be found on page [19] of the Annual Report.

State of affairs

The following significant changes in the state of affairs of the Group occurred during the financial year –

Effective 29 October 2004, the Group gained control of Crusta Fruit Juices Pty Ltd (and its subsidiary Quenchy Crusta Sales Pty Ltd) with 100% ownership achieved, and effective 12 November 2004, the Group acquired the business assets of Quirks Refrigeration. The total consideration for these acquisitions was $45.3 million.

On 31 December 2004, the Indonesian Government eliminated the luxury goods tax (LGT) for non-alcoholic soft drink products, including carbonated soft drinks and juice, effective 1 January 2005, as part of a series of economic initiatives to boost investment in Indonesia, and revitalise the Indonesian soft drink industry. The removal of the LGT at the rate of 10% is expected to result in some cost reductions for the Indonesian operation in 2005.

There were no other significant changes in the state of affairs of the Group during the financial year.

Subsequent events

No matter or circumstance has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent financial years, with the exception of:

The Directors having declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	15.5	15.5	109.9	1 April 2005

Acquisition of Northern Territory Coca-Cola franchise licence and related assets

The Group acquired the Northern Territory Coca-Cola franchise business assets of Parmalat Australia Ltd on 28 January 2005.

Proposed acquisition of SPC Ardmona Ltd (SPC Ardmona)

On 12 November 2004, CCA entered into a scheme of arrangement with SPC Ardmona under which CCA will acquire all of the outstanding shares and options in SPC Ardmona in Australia. SPC Ardmona shareholders voted to support the proposed acquisition by CCA on 3 February 2005. In addition to the SPC Ardmona shareholder approval, CCA has received formal confirmation from the Australian Competition and Consumer Commission, the Foreign Investment Review Board and the Australian Stock Exchange that they have no objection to the proposed acquisition. SPC Ardmona has applied to the Supreme Court of Victoria for approval of the scheme of arrangement between SPC Ardmona and its shareholders, with the Court hearing scheduled for Friday, 11 February 2005.

Future developments

In the opinion of the Directors, disclosure of other information regarding likely developments in the operations of the Group and the expected results of those operations would prejudice the interests of the Company. Accordingly, this information has not been included in this Report.

Rounding off

The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order No. 98/100 and, in accordance with this Class Order, amounts in the financial statements and this Report have been rounded off to the nearest tenth of a million dollars.

Signed in accordance with a resolution of the Directors, dated 10th February 2005.

T.J. Davis
Sydney, 10th day of February 2005

Statements of Financial Performance

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
Revenues from ordinary activities – before interest income					
Before significant items		**3,532.8**	3,523.8	**170.4**	270.4
Significant items		**58.3**	–	–	–
	2	**3,591.1**	3,523.8	**170.4**	270.4
Expenses from ordinary activities – before borrowing expenses					
Before significant items		**(3,015.2)**	(3,053.8)	**(86.8)**	(71.8)
Significant items		**(57.9)**	–	–	–
	3	**(3,073.1)**	(3,053.8)	**(86.8)**	(71.8)
Earnings before interest and tax					
Before significant items		**517.6**	470.0	**83.6**	198.6
Significant items		**0.4**	–	–	–
	5	**518.0**	470.0	**83.6**	198.6
Net borrowing expenses					
Borrowing expenses	3	**(128.7)**	(134.0)	**(96.3)**	(99.6)
Interest income	2	**17.7**	18.0	**57.7**	61.0
		(111.0)	(116.0)	**(38.6)**	(38.6)
Profit from ordinary activities before tax	2 & 3	**407.0**	354.0	**45.0**	160.0
Income tax expense from ordinary activities					
Before significant items		**(128.2)**	(114.9)	**(6.2)**	(17.6)
Significant items	4	**1.9**	(44.6)	–	(44.6)
	4	**(126.3)**	(159.5)	**(6.2)**	(62.2)
Net profit		**280.7**	194.5	**38.8**	97.8
Net profit attributable to outside equity interests		**(0.4)**	(0.3)		
Net profit attributable to members of Coca-Cola Amatil Limited	21	**280.3**	194.2	**38.8**	97.8
Other valuation adjustments recognised directly in equity					
Adjustment to retained earnings upon adoption of revised Accounting Standard AASB 1028 "Employee Benefits"	21	–	(1.3)	–	(0.8)
Adjustment to revaluation reserve arising from valuation of properties	20	–	(21.0)	–	–
Adjustment to revaluation reserve arising from valuation of shares in controlled entities	20			**(25.1)**	–
Net exchange difference on translation of financial statements of foreign controlled entities	20	**52.5**	(350.2)		
Total adjustments attributable to members of Coca-Cola Amatil Limited recognised directly in equity		**52.5**	(372.5)	**(25.1)**	(0.8)
Total changes in equity other than those resulting from transactions with members of Coca-Cola Amatil Limited as owners	21	**332.8**	(178.3)	**13.7**	97.0
Earnings per share (EPS)	24	**¢**	¢		
Basic EPS		**39.8**	27.9		
Diluted EPS		**39.6**	27.7		
Before significant items –					
Basic EPS		39.5	34.3		
Diluted EPS		39.3	34.1		

Notes appearing on pages [40] to [85] to be read as part of the financial statements.

Statements of Financial Position

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
Current assets					
Cash assets	6	**279.9**	260.1	**99.4**	168.1
Receivables	7	**517.0**	526.1	**7.3**	20.6
Inventories	8	**406.4**	383.6	**–**	–
Prepayments		**66.4**	73.8	**3.6**	3.2
Total current assets		**1,269.7**	1,243.6	**110.3**	191.9
Non-current assets					
Receivables	7	**15.6**	14.2	**1,313.1**	1,339.3
Cross currency swap receivables relating to interest bearing liabilities		**0.2**	–	**–**	–
Investments in securities	9	**0.1**	0.4	**2,909.3**	2,934.9
Investments in bottlers' agreements	10	**3,332.6**	3,278.3	**–**	–
Property, plant and equipment	11	**1,215.0**	1,186.6	**0.9**	5.6
Intangibles	12	**6.6**	4.5	**–**	–
Prepayments		**25.9**	17.5	**–**	–
Future income tax benefits	13	**51.4**	46.9	**36.0**	36.4
Total non-current assets		**4,647.4**	4,548.4	**4,259.3**	4,316.2
Total assets		**5,917.1**	5,792.0	**4,369.6**	4,508.1
Current liabilities					
Payables	14	**406.4**	379.2	**7.9**	18.5
Interest bearing liabilities	15	**451.0**	404.6	**183.4**	349.1
Provisions	16	**51.7**	51.5	**13.3**	8.0
Current income tax liability		**126.7**	175.0	**117.6**	169.1
Accrued charges		**226.3**	253.5	**20.7**	25.4
Total current liabilities		**1,262.1**	1,263.8	**342.9**	570.1
Non-current liabilities					
Payables	14	**–**	–	**339.9**	303.7
Interest bearing liabilities	15	**1,365.9**	1,435.0	**865.6**	681.3
Provisions	16	**92.4**	83.1	**19.7**	20.9
Deferred income tax liability	17	**82.5**	88.4	**55.1**	60.5
Total non-current liabilities		**1,540.8**	1,606.5	**1,280.3**	1,066.4
Total liabilities		**2,802.9**	2,870.3	**1,623.2**	1,636.5
Net assets		**3,114.2**	2,921.7	**2,746.4**	2,871.6
Equity					
Contributed equity	18	**1,671.5**	1,631.1	**1,671.5**	1,631.1
Reserves	20	**(369.2)**	(419.0)	**101.4**	126.5
Retained earnings	21	**1,800.2**	1,696.5	**973.5**	1,114.0
Equity attributable to members of Coca-Cola Amatil Limited	21	**3,102.5**	2,908.6	**2,746.4**	2,871.6
Outside equity interests in controlled entities					
Contributed equity		**3.6**	3.6		
Reserves		**(11.6)**	(9.8)		
Retained earnings		**19.7**	19.3		
Total outside equity interests in controlled entities		**11.7**	13.1		
Total equity		**3,114.2**	2,921.7	**2,746.4**	2,871.6

Notes appearing on pages [40] to [85] to be read as part of the financial statements.

Statements of Cash Flows

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
Inflows (outflows)					
Cash flows from operating activities					
Receipts from customers		**3,539.8**	3,429.6	**-**	-
Receipts from controlled entities for management and guarantee fees		**-**	-	**133.0**	127.5
Payments to suppliers and employees		**(2,874.2)**	(2,815.4)	**(81.1)**	(67.5)
Dividends received		**1.5**	1.3	**31.3**	142.9
Interest received		**17.7**	18.0	**57.7**	60.9
Interest and other borrowing expenses paid		**(127.4)**	(135.4)	**(95.0)**	(101.7)
Income tax paid		**(176.8)**	(89.8)	**(53.2)**	(3.8)
Net cash flows from (used in) operating activities	23	**380.6**	408.3	**(7.3)**	158.3
Cash flows from investing activities					
Proceeds from –					
disposal of a surplus South Korean property		**58.3**	-	**-**	-
disposal of other property, plant and equipment		**8.2**	37.2	**-**	-
disposal of Neverfail trademarks		**-**	28.0	**-**	-
disposal of investments in securities		**-**	-	**6.1**	-
return of contributed equity from controlled entities				**-**	280.7
Payments for –					
additions of investments in securities		**-**	-	**-**	(234.6)
additions of property, plant and equipment	11	**(209.9)**	(185.4)	**(0.1)**	(0.1)
acquisitions of entities and operation (net)	33	**(44.2)**	(242.2)	**-**	-
other non-current assets		**(0.6)**	(4.8)	**-**	-
Net cash flows from (used in) investing activities		**(188.2)**	(367.2)	**6.0**	46.0
Cash flows from financing activities					
Proceeds from issue of shares		**31.0**	20.9	**31.0**	20.9
Proceeds from borrowings		**397.1**	671.1	**386.0**	273.2
Borrowings repaid		**(134.2)**	(806.0)	**(67.4)**	(545.2)
Net increase in intragroup loans		**-**	-	**52.9**	27.5
Dividends paid	22	**(169.9)**	(133.9)	**(169.9)**	(133.9)
Net cash flows from (used in) financing activities		**124.0**	(247.9)	**232.6**	(357.5)
Net increase (decrease) in cash held		**316.4**	(206.8)	**231.3**	(153.2)
Cash held (deficit) at the beginning of the financial year		**(40.1)**	194.5	**(131.9)**	21.3
Exchange rate adjustments to cash held at the beginning of the financial year		**2.8**	(27.8)	**-**	-
Cash held (deficit) at the end of the financial year	23	**279.1**	(40.1)	**99.4**	(131.9)

Notes appearing on pages [40] to [85] to be read as part of the financial statements.

1. Statement of Accounting Policies

This financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001 which includes applicable Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board. A summary of the significant accounting policies adopted by the Group (Coca-Cola Amatil Limited and its controlled entities or CCA Group) in the preparation of this financial report is set out below. These policies have been consistently applied apart from the changes described in Note 1b) below.

a) Historical cost

These financial statements have been prepared on the basis of historical cost and, except where otherwise stated, do not account for changing money values or valuations of non-current assets.

b) Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year, with the exception of –

The Group has adopted the following change in accounting policy on returnable containers.

In the past returnable containers were reported as current assets held at deposit value. The excess cost over deposit value was reported as non-current assets. Given the nature of these assets, it has been decided to reclassify these assets totally as non-current assets. The returnable containers remain the property of the Group throughout their useful life. The life of the assets has been determined to be longer than one year.

The containers will be sold and returned a number of times during their life that is greater than one year. Accordingly, returnable containers are recognised as non-current assets and fully depreciated over their estimated useful life.

No change to the net profit reported resulted. The financial impact of the change in the current year has resulted in a reclassification within the Statements of Financial Position and disclosure of the depreciation expense. Comparative information has been restated to reflect this change.

c) Principles of consolidation

The consolidated financial statements of the CCA Group include the parent entity, Coca-Cola Amatil Limited (CCA Entity or the Company) and its controlled entities. A list of controlled entities is contained in Note 32.

The financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control the entity.

In preparing the consolidated financial statements, the effects of all transactions between entities in the Group have been eliminated.

d) Foreign currency translations

Transactions in overseas currencies are converted to Australian currency at the rate of exchange ruling at the date of each transaction. Foreign currency items in the Statements of Financial Position are converted at the rate of exchange ruling at balance date. Exchange rate gains or losses are brought to account in determining the net profit or loss in the period in which they arise, as are exchange gains or losses relating to cross currency swap transactions on monetary items.

Exchange differences relating to hedges of specific transactions in respect of the cost of inventories or other assets, to the extent that they occur before the date of receipt, are deferred and included in the measurement of the transaction. Exchange differences relating to other hedge transactions are brought to account in determining the net profit or loss in the period in which they arise.

Foreign controlled entities are considered self-sustaining. Assets and liabilities are translated by applying the rate ruling at balance date and revenue and expense items are translated at the average rate calculated for the period. Exchange rate differences are taken to the foreign currency translation reserve.

e) Cash and cash equivalents

For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of bank overdrafts and call deposits (included in loans).

f) Recoverability of receivables

A provision against debtors is raised where the collection of the full amount of the debt is no longer probable. Bad debts are written off as incurred.

g) Inventories

As a general principle, inventories are valued at the lower of cost (including fixed and variable factory overheads where applicable) and net realisable value. Cost is determined on the basis of first-in-first-out, average or standard, whichever is the most appropriate in each case.

1. Statement of Accounting Policies continued

h) Leased assets

Finance leases are those which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. There are no material finance leases within the Group.

Operating leases are those where the lessor effectively retains substantially all the risks and benefits incidental to ownership of the leased property.

Operating lease payments are charged against profits as incurred. Disclosure of the relevant details of operating leases is contained in Notes 3 and 26.

i) Valuation of non-current assets

i) Property

Freehold and leasehold properties are measured on a fair value basis. This class of assets is independently valued at three yearly intervals. At each reporting date, the carrying amount of each asset in this class of assets is reviewed to ensure that the total carrying amount for this class does not differ materially from the total fair value of the class at that date.

Provisions for material amounts of capital gains tax are made in respect of the revalued properties were they to be sold at balance date at their fair values.

ii) Plant and equipment

Plant and equipment are carried at cost.

iii) Investments in bottlers' agreements

Investments in bottlers' agreements are carried at cost. As more fully described in Note 10, bottlers' agreements document the relationship between The Coca-Cola Company and the CCA Group in relation to individual geographic markets. For the reasons described in Note 10, no amortisation is provided against the carrying value of these assets.

iv) Investments in securities

Shares in non-related entities are carried at cost. Shares in controlled entities, as recorded in the CCA Entity accounts, are carried at cost.

A provision for diminution in value is only made where the diminution is regarded as being other than temporary.

v) Revaluation reserve

The revaluation reserve is used to record increments and decrements in the fair value of property assets.

j) Depreciation and amortisation of non-current assets

Non-current assets are depreciated or amortised over the useful life of each asset where the amount charged would be material. Where assets have been revalued, depreciation or amortisation is charged on the adjusted amount.

Property, plant and equipment, other than freehold land, are depreciated or amortised on a straight line basis at various rates dependent upon the estimated average useful life for that asset to the Group. The estimated useful lives of each class of asset are as follows –

Freehold and leasehold buildings	20 to 50 years	Goodwill	12 years
Plant and equipment	3 to 15 years	Trademarks	20 years
		Customer lists	10 years

k) Recoverable amount

Non-current assets measured on the cost basis are carried at an amount that does not exceed their recoverable amount. Where carrying values exceed this recoverable amount, assets are written down. The recoverable amount is the amount expected to be recovered through the cash inflows and outflows arising from the continued use of the assets and their subsequent disposal.

l) Payables

Liabilities are brought to account for amounts payable in relation to goods received and services rendered, whether or not billed to the Group at the reporting date. Terms of trade in relation to payables average 30 to 60 days; however, these terms vary by country.

m) Income tax

Tax effect accounting principles are observed by the Group whereby income tax expense for the period is matched with the pre tax result adjusted for permanent differences. The account deferred income tax liability records the income tax effect of items which will cause taxable income to be higher than book profits in the future and the account future income tax benefits records the income tax effect of items which will cause taxable income to be lower than book profits in the future.

Withholding tax and Australian tax payable upon the distribution of overseas earnings have been provided to the extent the earnings are planned to be remitted.

1. Statement of Accounting Policies continued

n) Provision for dividend

Dividends payable are recognised when an obligation to pay a dividend arises, following declaration of dividends by the Company's Board of Directors.

o) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to balance date including related on-costs. The benefits include wages and salaries, incentives, compensated absences and other benefits, which are charged against profits in their respective expense categories when services are provided or benefits vest with the employee. The provision for employee benefits is measured at the remuneration rates expected to be paid when the liability is settled. Benefits (apart from annual leave) expected to be settled after 12 months from the reporting date are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date.

Employer contributions to the Employees Share Plan and the Long Term Incentive Share Plan as described in Note 19, are charged as an employee benefit expense as incurred. No expenses are recorded in respect of the Executive Option Plan.

Employer contributions made to defined benefit superannuation funds are charged against profits as incurred. The amount charged against profits is disclosed in Note 3. Supplementary contribution amounts accrued to fund deficits are included in the Statements of Financial Position under the account accrued charges.

p) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.

q) Revenue

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group, at the point where a right to consideration or compensation has been established and where the amount of the revenue can be reliably measured.

Terms of trade in relation to credit sales average between 30 to 45 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country.

Revenue is recognised net of the applicable amounts of value added taxes such as Australian goods and services tax.

r) Derivative financial instruments

The Group enters into derivative transactions in order to manage significant financial risks from movements in interest rates, foreign exchange rates and commodity prices. Derivative transactions are not entered into for speculative purposes.

i) Interest rate derivatives

Interest payments and receipts arising from interest rate derivatives are recognised on an accrual basis as an adjustment to interest expense during the period. The premiums paid or received and any realised costs or benefits are amortised over the term of the agreement, as are gains and losses associated with financial futures.

ii) Foreign exchange derivatives

Costs and benefits arising from foreign exchange derivatives for expense and revenue transactions are brought to account in the Statements of Financial Performance over the term of the agreement. For transactions to hedge specific capital or borrowing requirements, any costs or benefits resulting from the agreement forms part of the initial asset or liability carrying value.

iii) Commodity derivatives

The use of commodity derivatives gives rise to gains and losses on revaluation of the contract. These gains and losses are brought to account in the cost price of the commodity within the period the underlying transaction is being recorded.

s) Earnings per share

Basic EPS is calculated as net profit attributable to members of the Company divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members of the Company divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M

2. Revenues from Ordinary Activities

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
Sales of beverages		**3,449.6**	3,357.1	**-**	-
Other revenue					
From operating activities					
Sales of materials		**51.5**	79.1	**-**	-
Rendering of services		**3.4**	3.4	**-**	-
Rental and other trading revenue		**18.6**	16.0	**-**	-
From non-operating activities					
Management and guarantee fees from controlled entities	37			**133.0**	127.5
Dividend income from –					
controlled entities	37			**31.3**	142.9
other corporations		**1.5**	1.3	**-**	-
Proceeds from disposal of –					
a surplus South Korean property		**58.3**	-	**-**	-
other property, plant and equipment		**8.2**	38.9	**-**	-
investments in securities		**-**	-	**6.1**	-
Neverfail trademarks		**-**	28.0	**-**	-
Total revenues – before interest income		**3,591.1**	3,523.8	**170.4**	270.4
Interest income from non-operating activities –					
controlled entities	37			**50.9**	55.0
non-related parties		**17.7**	18.0	**6.8**	6.0
Total interest income from non-operating activities		**17.7**	18.0	**57.7**	61.0
Total revenues		**3,608.8**	3,541.8	**228.1**	331.4
Significant items included in total revenues					
Proceeds from disposal of a surplus South Korean property		**58.3**	-	**-**	-

3. Profit from Ordinary Activities

Profit from ordinary activities before tax has been arrived at after including –

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
a) Expenses					
Cost of goods sold		**1,866.2**	1,910.9	**–**	–
Selling		**545.5**	518.9	**–**	–
Warehousing and distribution		**339.4**	324.5	**–**	–
Administration and other		**322.0**	271.5	**86.8**	71.8
Investing[1]		**–**	28.0	**–**	–
Total expenses – before borrowing expenses		**3,073.1**	3,053.8	**86.8**	71.8
Borrowing expenses					
Interest expense –					
controlled entities	37			**24.2**	22.3
non-related parties		**126.8**	134.4	**72.1**	77.3
Other borrowing (gains) losses		**1.9**	(0.4)	**–**	–
Total borrowing expenses		**128.7**	134.0	**96.3**	99.6
Total expenses		**3,201.8**	3,187.8	**183.1**	171.4
b) Significant items included in total expenses					
Carrying amount of a surplus South Korean property including related costs		**23.1**	–	**–**	–
Rationalisation of certain non-profitable cold drink equipment in South Korea		**23.6**	–	**–**	–
Rationalisation of returnable containers and deposits in Indonesia and South Korea		**11.2**	–	**–**	–
		57.9	–	**–**	–

1 The prior year amount represents the fair value of the Neverfail trademarks.

	CCA Group		CCA Entity	
	2004	2003	**2004**	2003
	$M	$M	**$M**	$M

3. Profit from Ordinary Activities continued

Profit from ordinary activities before tax has been arrived at after including –

	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
c) Other items				
Amortisation expense				
Goodwill	**2.6**	1.0	**–**	–
Trademarks	**0.8**	0.7	**–**	–
Total amortisation expense	**3.4**	1.7	**–**	–
Depreciation expense				
Buildings	**6.2**	9.2	**–**	–
Plant and equipment[1]	**150.9**	159.7	**0.7**	1.7
Total depreciation expense	**157.1**	168.9	**0.7**	1.7
Bad and doubtful debts expense				
Trade debtors	**2.4**	1.7	**–**	–
Other debtors	**–**	(0.4)	**–**	–
Total bad and doubtful debts expense	**2.4**	1.3	**–**	–
Rentals – operating leases	**37.2**	40.1	**1.6**	1.6
Defined benefit superannuation plan contributions	**13.6**	27.1	**3.2**	1.3
Employees Share Plan expenses	**5.3**	4.9	**1.0**	0.8
Foreign exchange gains	**(1.9)**	(4.8)	**(0.8)**	(5.8)
Write down of inventories to net realisable value	**0.6**	1.1	**–**	–
Write down of investments to recoverable amounts	**0.3**	0.3	**–**	–
(Profit) loss from disposal of –				
a surplus South Korean property[2]	**(35.2)**	–	**–**	–
other property, plant and equipment	**13.5**	5.4	**4.1**	2.7
investments in securities	**–**	–	**(5.6)**	–
Rationalisation of certain non-profitable cold drink equipment in South Korea	**23.6**	–	**–**	–
Rationalisation of returnable containers and deposits in Indonesia and South Korea	**11.2**	–	**–**	–

1 Includes depreciation expense on returnable containers, (previously classified as inventories). In 2004, depreciation expense on returnable containers totalled $24.5 million (the comparative has been adjusted by $25.4 million to include depreciation expense on returnable containers).

2 This amount is derived from significant items included in total revenues and expenses from ordinary activities.

4. Income Tax Expense from Ordinary Activities

	Refer Note	CCA Group		CCA Entity	
		2004	2003	**2004**	2003
		$M	$M	**$M**	$M
The prima facie income tax expense reconciles to income tax provided as follows –					
Prima facie income tax expense on profit from ordinary activities at the Australian rate of 30%		**122.1**	106.2	**13.5**	48.0
Tax effect of permanent differences –					
Non-allowable expenses		**5.1**	4.2	**1.8**	0.5
Non-assessable dividends		**-**	–	**-**	(18.0)
Exempt dividends		**-**	–	**(9.4)**	(24.9)
Investment incentives		**-**	(3.9)	**-**	–
Other items		**(1.0)**	3.5	**(2.4)**	5.3
Overseas tax rates differential		**2.0**	1.5	**-**	–
Overseas withholding tax		**9.5**	7.1	**9.4**	6.9
Amounts not recorded in future income tax benefits		**(3.1)**	(2.5)	**-**	–
Amounts (over) under provided in prior years		**(8.3)**	(1.2)	**(2.7)**	5.8
Current income tax expense on profits from the other members of the tax consolidated group		**-**	–	**90.3**	74.9
Tax funding contributions from other members of the tax consolidated group		**-**	-	**(94.3)**	(80.9)
Settlement with the Australian Taxation Office regarding CCA's European operations[1]		**-**	44.6	**-**	44.6
Income tax expense from ordinary activities		**126.3**	159.5	**6.2**	62.2
Income tax expense from ordinary activities comprises –					
Income tax expense before significant items		**128.2**	114.9	**6.2**	17.6
Significant items		**(1.9)**	44.6	**-**	44.6
		126.3	159.5	**6.2**	62.2
Income tax expense comprises –					
Current income tax liability		**133.9**	161.5	**9.6**	63.4
Current movement in future income tax benefits	13	**(4.1)**	(1.6)	**2.2**	1.6
Current movement in deferred income tax liability	17	**(3.5)**	(0.4)	**(5.6)**	(2.8)
		126.3	159.5	**6.2**	62.2

1 In the prior period, Coca-Cola Amatil Limited (CCA) reached a settlement with the Australian Taxation Office over all matters pertaining to disputes with respect to the demerger of CCA's European operations in 1998. The effect was recorded as a significant item of $50.0 million ($44.6 million tax expense) and was paid in March 2004.

5. Financial Reporting by Geographic Segments

	Revenue from sales of beverages		Other revenue		Significant items		Total revenues before interest income	
	2004 $M	2003 $M	**2004 $M**	2003 $M	**2004 $M**	2003 $M	**2004 $M**	2003 $M
Australia	**2,041.1**	1,882.9	**15.8**	40.1	**-**	–	**2,056.9**	1,923.0
Oceania[1]	**503.5**	484.3	**1.5**	2.4	**-**	–	**505.0**	486.7
South Korea	**561.5**	612.5	**8.2**	40.1	**58.3**	–	**628.0**	652.6
Indonesia	**343.5**	377.4	**6.9**	6.1	**-**	–	**350.4**	383.5
Other[2]	**-**	–	**50.8**	78.0	**-**	–	**50.8**	78.0
CCA Group	**3,449.6**	3,357.1	**83.2**	166.7	**58.3**	–	**3,591.1**	3,523.8

	Earnings before interest, tax and significant items		Significant items[3]		Segment result – earnings before interest and tax	
	2004 $M	2003 $M	**2004 $M**	2003 $M	**2004 $M**	2003 $M
Australia	**431.9**	377.7	**-**	–	**431.9**	377.7
Oceania[1]	**90.5**	82.3	**-**	–	**90.5**	82.3
South Korea	**4.0**	14.2	**6.7**	-	**10.7**	14.2
Indonesia	**23.7**	22.1	**(6.3)**	-	**17.4**	22.1
Other[2]	**(32.5)**	(26.3)	**-**	–	**(32.5)**	(26.3)
CCA Group	**517.6**	470.0	**0.4**	–	**518.0**	470.0

	Assets		Liabilities		Net assets	
	2004 $M	2003 $M	**2004 $M**	2003 $M	**2004 $M**	2003 $M
Australia	**3,586.4**	3,494.9	**389.1**	397.0	**3,197.3**	3,097.9
Oceania[1]	**668.8**	626.2	**82.6**	88.9	**586.2**	537.3
South Korea	**899.0**	845.3	**114.0**	93.9	**785.0**	751.4
Indonesia	**386.7**	466.0	**110.3**	113.4	**276.4**	352.6
Other[2]	**43.8**	51.7	**71.0**	65.6	**(27.2)**	(13.9)
Total segments	**5,584.7**	5,484.1	**767.0**	758.8	**4,817.7**	4,725.3
Assets and liabilities excluded from above[4]	**332.4**	307.9	**2,035.9**	2,111.5	**(1,703.5)**	(1,803.6)
CCA Group	**5,917.1**	5,792.0	**2,802.9**	2,870.3	**3,114.2**	2,921.7

	Depreciation and amortisation expense[5]		Other non-cash expenses		Additions and acquisitions of non-current assets[6]	
	2004 $M	2003 $M	**2004 $M**	2003 $M	**2004 $M**	2003 $M
Australia	**75.5**	73.2	**23.4**	30.5	**166.4**	399.9
Oceania[1]	**19.6**	18.8	**4.5**	4.4	**26.9**	28.5
South Korea	**27.3**	35.0	**19.5**	17.4	**30.9**	28.9
Indonesia	**37.5**	42.0	**11.3**	13.4	**23.4**	31.3
Other[2]	**0.6**	1.6	**14.3**	8.4	**0.1**	-
CCA Group	**160.5**	170.6	**73.0**	74.1	**247.7**	488.6

1 The Oceania segment comprises New Zealand, Papua New Guinea and Fiji operations.

2 Other includes corporate and unallocated.

3 Significant items include the following –

	2004 $M
Profit from disposal of a surplus South Korean property	*35.2*
Rationalisation of certain non-profitable cold drink equipment in South Korea	*(23.6)*
Rationalisation of returnable containers and deposits in Indonesia and South Korea	*(11.2)*
	0.4

4 Assets and liabilities shown against each segment exclude future income tax benefits, tax liabilities and assets and liabilities which relate to the Group's financing activity.

5 Includes depreciation expense on returnable containers, (previously classified as inventories). In 2004, depreciation expense on returnable containers totalled $24.5 million (the comparative has been adjusted by $25.4 million to include depreciation expense on returnable containers).

6 Non-current assets comprise investments in securities, investments in bottlers' agreements, property, plant and equipment and intangibles for this disclosure. The comparatives have been restated as outlined in the change in accounting policy Note 1b).

The Group operates in one business segment being the beverage industry within which it manufactures, distributes and markets carbonated soft drinks, still and mineral waters, fruit juices and other alcohol-free beverages.

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
6. Cash Assets					
Cash on hand and in banks		152.2	127.4	60.0	78.7
Short term deposits		127.7	132.7	39.4	89.4
Total cash assets		279.9	260.1	99.4	168.1
7. Receivables					
Current					
Amounts receivable (controlled entities)	37			3.1	3.8
Trade debtors		440.9	444.0	-	-
Provision against trade debtors		(3.3)	(4.3)	-	-
Trade debtors (related entities)	37	0.9	5.3	-	-
Other debtors		52.2	66.3	3.8	16.2
Provision against other debtors		-	(0.1)	-	-
Other debtors (related entities)	37	26.3	14.9	0.4	0.6
Total receivables (current)		517.0	526.1	7.3	20.6
Non-current					
Amounts receivable (controlled entities)	37			1,313.1	1,339.3
Other debtors		15.6	14.2	-	-
Total receivables (non-current)		15.6	14.2	1,313.1	1,339.3
8. Inventories					
Raw materials at cost		197.8	194.0	-	-
Provision against raw materials		(0.1)	(1.2)	-	-
		197.7	192.8	-	-
Finished goods at cost		143.5	113.1	-	-
Provision against finished goods		(0.7)	(1.2)	-	-
		142.8	111.9	-	-
Other inventories at cost		49.1	43.1	-	-
Provision against other inventories		(0.3)	(1.0)	-	-
		48.8	42.1	-	-
Properties held for sale		17.1	36.8	-	-
Total inventories		406.4	383.6	-	-

	CCA Group		CCA Entity	
	2004	2003	**2004**	2003
	$M	$M	**$M**	$M

9. Investments in Securities

	2004 $M	2003 $M	**2004 $M**	2003 $M
Shares in controlled entities at cost			**2,909.3**	2,934.9
Shares in non-related entities at cost	**4.0**	4.1	**-**	-
Provision against investments	**(3.9)**	(3.7)	**-**	-
Total investments in securities	**0.1**	0.4	**2,909.3**	2,934.9

10. Investments in Bottlers' Agreements

	2004 $M	2003 $M	**2004 $M**	2003 $M
Investments in bottlers' agreements at cost	**3,332.6**	3,278.3	**-**	-

The bottlers' agreements reflect a long and ongoing relationship between the Group and The Coca-Cola Company (TCCC). At 31 December 2004, there were thirteen agreements throughout the Group at varying stages of their, mainly, ten year terms. These agreements are all on substantially the same terms and conditions, with performance obligations as to production, distribution and marketing and include provisions for renewal. All of the Group's present bottlers' agreements, the first of which was issued in 1939, that have expired have been renewed at expiry of their legal terms. No consideration is payable upon renewal.

In accordance with Accounting Standard AASB 1010 "Recoverable Amount of Non-Current Assets", Directors have reviewed valuations to ensure that the carrying values of investments in bottlers' agreements do not exceed their recoverable amounts. The valuations are determined using a discounted cash flow methodology covering a fifteen year period with an appropriate residual value at the end of that period, for each country in which CCA operates. The methodology utilises cash flow forecasts that are based primarily on business plans presented to and agreed by the Directors. The forecasts represent the cash flows (subject to the uncertainty of future events) that CCA expects to generate from its rights to manufacture, distribute and market the products of TCCC. The use of a fifteen year period reflects the long and ongoing relationship between CCA and TCCC and the past practice, by TCCC, of renewing all agreements as and when they expire. The discount rates used in the valuations are the risk adjusted weighted average cost of capital (after tax) for CCA in each country.

The Directors also give due consideration to the Group's history of dealings with TCCC, established international practice of that company, TCCC's equity in the Group, the participation of nominees of TCCC on the Company's Board of Directors and the ongoing strength of TCCC brands. In the light of all these considerations, the Directors cannot identify any factor that would result in the agreements not being renewed at the end of their legal terms that would therefore affect the useful life of the agreements.

In accordance with Accounting Standard AASB 1021 "Depreciation", no amortisation is provided against the carrying value of the assets. The Directors believe that the life of the assets is of such duration and their residual value would be such that the amortisation charge, if any, would not be material.

	CCA Group		CCA Entity	
	2004	2003	**2004**	2003
	$M	$M	**$M**	$M

11. Property, Plant and Equipment

	2004 $M	2003 $M	**2004 $M**	2003 $M
Freehold and leasehold properties at fair value[1]	**404.3**	370.4	**-**	-
Provision for depreciation and amortisation	**(9.6)**	(2.5)	**-**	-
Total property	**394.7**	367.9	**-**	-
Plant and equipment at cost	**1,916.9**	1,780.2	**3.7**	13.2
Provision for depreciation	**(1,152.7)**	(1,027.5)	**(2.8)**	(7.6)
Total plant and equipment	**764.2**	752.7	**0.9**	5.6
Buildings, plant and equipment under construction at cost	**56.1**	66.0	**-**	-
Total property, plant and equipment	**1,215.0**	1,186.6	**0.9**	5.6

1 *The fair values of the Group's freehold and leasehold properties have been based upon independent valuations obtained in 2003 and reviewed at balance date, having regard to prevailing circumstances. Such valuations apply the open market value basis, being the amounts for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arms length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion, assuming vacant possession.*

11. Property, Plant and Equipment continued

Movement in property, plant and equipment for the year –

	Refer Note	Property $M	Plant and equipment[1] $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M
CCA Group					
Balance at the beginning of the financial year[1]		367.9	752.7	66.0	1,186.6
Additions[2]		5.2	139.8	64.9	209.9
Disposals		(1.9)	(43.4)	-	(45.3)
Acquisitions of entities and operation	33	1.2	26.8	-	28.0
Depreciation expense		(6.2)	(150.9)	-	(157.1)
Net foreign currency movements		9.1	(1.9)	(0.3)	6.9
Transfers from buildings, plant and equipment under construction		18.0	56.5	(74.5)	-
Transfers from (to) other non-current assets		1.4	(15.4)	-	(14.0)
Closing balance		394.7	764.2	56.1	1,215.0

1 Beginning balance of plant and equipment has been increased by $89.9 million as a result of reclassification of returnable containers from inventories as outlined in the change in accounting policy Note 1b).

2 Includes $20.2 million of returnable containers. Prior year additions of returnable containers totalled $24.0 million.

	Property $M	Plant and equipment $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M
CCA Entity				
Balance at the beginning of the financial year	-	5.6	-	5.6
Additions	-	0.1	-	0.1
Disposals	-	(4.1)	-	(4.1)
Depreciation expense	-	(0.7)	-	(0.7)
Closing balance	-	0.9	-	0.9

	CCA Group		CCA Entity	
	2004 $M	2003 $M	**2004 $M**	2003 $M
12. Intangibles				
Customer lists at cost	**1.6**	-	-	-
Goodwill at cost	**19.0**	15.7	-	-
Provision for amortisation	**(15.6)**	(12.9)	-	-
	3.4	2.8	-	-
Trademarks at cost	**9.0**	8.3	-	-
Provision for amortisation	**(7.4)**	(6.6)	-	-
	1.6	1.7	-	-
Total intangibles	**6.6**	4.5	-	-

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
13. Future Income Tax Benefits					
Balance at the beginning of the financial year		**46.9**	40.7	**36.4**	16.9
Current movement	4	**4.1**	1.6	**(2.2)**	(1.6)
Acquisitions of entities and operation	33	**0.4**	6.2	**-**	-
Transferred balances from controlled entities within tax consolidated group		**-**	-	**-**	20.8
Other		**-**	(1.6)	**1.8**	0.3
Closing balance		**51.4**	46.9	**36.0**	36.4
Amounts attributable to tax losses included above		**-**	0.2	**-**	-
Amounts not recognised in respect of tax losses and capital losses because recovery is not virtually certain[1]		**306.5**	298.8	**295.1**	290.2

1 The unrecognised benefits will only be obtained if the relevant entities derive future assessable income and capital gains of an amount sufficient to enable the benefit from deductions to be realised, the conditions for deductibility imposed by the law continue to be complied with, and no changes in tax legislation adversely affect the relevant entities in realising the benefit.

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
14. Payables					
Current					
Amounts payable (controlled entities)	37			**0.2**	-
Trade creditors		**218.0**	224.7	**7.6**	18.4
Trade creditors (related entities)	37	**161.7**	147.9	**-**	-
Other creditors		**26.7**	6.6	**0.1**	0.1
Total payables (current)		**406.4**	379.2	**7.9**	18.5
Non-current					
Amounts payable (controlled entities)	37			**339.9**	303.7
Total payables (non-current)				**339.9**	303.7
15. Interest Bearing Liabilities					
Current					
Bonds		**326.2**	37.4	**140.8**	37.4
Loans		**0.2**	300.0	**-**	300.0
Bank loans		**50.3**	55.3	**-**	-
Bank overdrafts		**0.6**	0.2	**-**	-
Cross currency swaps relating to interest bearing liabilities		**73.7**	11.7	**42.6**	11.7
Total interest bearing liabilities (current)	36	**451.0**	404.6	**183.4**	349.1
Non-current					
Bonds		**1,026.5**	992.6	**723.8**	521.2
Bank loans		**184.9**	228.0	**-**	-
Cross currency swaps relating to interest bearing liabilities		**154.5**	214.4	**141.8**	160.1
Total interest bearing liabilities (non-current)	36	**1,365.9**	1,435.0	**865.6**	681.3

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M

16. Provisions

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
Current					
Termination benefits on acquisition		–	2.6	–	–
Employee benefits		**51.7**	46.9	**13.3**	8.0
Total provision for employee benefits		**51.7**	49.5	**13.3**	8.0
Restructuring on acquisition		–	2.0	–	–
Total provisions (current)		**51.7**	51.5	**13.3**	8.0
Non-Current					
Employee benefits		**92.4**	83.1	**19.7**	20.9
Total provisions (non-current)		**92.4**	83.1	**19.7**	20.9
Employee benefit and related on-costs liabilities					
Provision for employee benefits (current)		**51.7**	49.5	**13.3**	8.0
Provision for employee benefits (non-current)		**92.4**	83.1	**19.7**	20.9
		144.1	132.6	**33.0**	28.9

Movements in provisions for the financial year, apart from employee benefits –

	Termination benefits on acquisition $M	Restructuring on acquisition $M	Total $M
Balance at the beginning of the financial year	**2.6**	**2.0**	**4.6**
Payments made	**(2.6)**	**(2.0)**	**(4.6)**
Closing balance	–	–	–

17. Deferred Income Tax Liability

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
Balance at the beginning of the financial year		**88.4**	93.9	**60.5**	0.3
Current movement	4	**(3.5)**	(0.4)	**(5.6)**	(2.8)
Transferred balances from controlled entities within tax consolidated group		–	–	–	63.0
Other		**(2.4)**	(5.1)	**0.2**	–
Closing balance		**82.5**	88.4	**55.1**	60.5

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M

18. Contributed Equity

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
Issued					
Fully paid ordinary shares		**1,627.8**	1,587.4	**1,627.8**	1,587.4
Fully paid non-participating shares		**43.7**	43.7	**43.7**	43.7
Total contributed equity		**1,671.5**	1,631.1	**1,671.5**	1,631.1
Balance at the beginning of the financial year		**1,587.4**	1,557.9	**1,587.4**	1,557.9
Movement in fully paid ordinary shares for the financial year –					
Shares issued in respect of –					
Dividend Reinvestment Plan	23	**9.4**	8.6	**9.4**	8.6
Employees Share Plan	19	**1.3**	4.5	**1.3**	4.5
Executive Option Plan	19	**29.7**	16.4	**29.7**	16.4
Total movement	21	**40.4**	29.5	**40.4**	29.5
Closing balance		**1,627.8**	1,587.4	**1,627.8**	1,587.4

Share issues	Refer Note	2004 No.	2003 No.
Opening number of shares		**699,473,202**	692,442,082
Movement in issued ordinary shares for the financial year –			
Shares issued in respect of –			
Dividend Reinvestment Plan		**1,441,741**	1,585,573
Employees Share Plan	19	**210,484**	779,247
Executive Option Plan	19	**6,564,330**	4,666,300
Total movement		**8,216,555**	7,031,120
Closing number of shares		**707,689,757**	699,473,202

Non-participating shares

Non-participating shares have no rights other than a right to a return of capital of $1 per share on a winding-up of the Company, but only after ordinary shareholders have received a return of capital of 50¢ plus $1.0 million in respect of each ordinary share. Consequently, these shares have effectively no value.

18. Contributed Equity continued

Dividend Reinvestment Plan

For the financial year ended 31 December 2004, the Dividend Reinvestment Plan provides shareholders with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 5% from market price at time of issue. Market price is the weighted average price of a specified ten day period prior to issue. Participation in the Plan is capped to 50,000 shares per beneficial shareholder.

Details of shares issued under the Plan during the financial year are as follows –

	2004			2003		
	Shares issued No.	**Issue price $**	**Proceeds $M**	Shares issued No.	Issue price $	Proceeds $M
March	**771,941**	**6.23**	**4.8**	916,467	5.45	5.0
October	**669,800**	**6.81**	**4.6**	669,106	5.39	3.6
Total	**1,441,741**		**9.4**	1,585,573		8.6

Share and option transactions since the end of the financial year

Fully paid ordinary shares issued since the end of the financial year –

	No.
Issued under the Employees Share Plan	**-**
Options exercised under the Executive Option Plan	**1,141,363**
Total	**1,141,363**

No options have been issued since the end of the financial year. At the date of signing this financial report, 12,862,492 unissued ordinary shares remain under option.

19. Employee Ownership Plans

The Company has five share and option plans available for employees and Directors of the Group: the Employees Share Plan; the Executive Option Plan; the Long Term Incentive Share Plan; the Non-executive Directors' Share Plan; and the Executive Salary Sacrifice Share Plan. Fully paid ordinary shares issued under these plans rank equally with all other existing fully paid ordinary shares, in respect of voting and dividends rights and future bonus and rights issues.

Employees Share Plan

The Employees Share Plan provides employees with an opportunity to contribute up to 3% of their salary to acquire shares in the Company. The Plan is administered by a trustee who acquires (and holds in trust) shares for the benefit of participants. These shares are acquired through issues of shares to the trustee (issue price is the weighted average price of a specified five day period prior to issue) or are purchased on market at the prevailing market price: shares that have been forfeited under the terms of the Plan are also utilised. For every share acquired with amounts contributed by each participant, a matching share is acquired by the trustee. These matching shares, which under normal circumstances vest with the employee after a period of two years from their date of issue, are acquired with contributions made by the employing entities. Vesting of matching shares with employees does not involve any performance hurdles.

Members of the Plan receive dividends for all shares held on their behalf by the trustee.

As at the end of the financial year, the total number of employees eligible to participate in the Plan was 16,308 (2003: 15,939).

Details of shares issued under the Plan during the financial year are as follows –

	2004			2003		
	Shares issued No.	**Issue price $**	**Proceeds $M**	Shares issued No.	Issue price $	Proceeds $M
January	**152,284**	**6.33**	**1.0**	203,677	5.46	1.1
March	**34,000**	**6.60**	**0.2**	–	–	–
April	**24,200**	**6.75**	**0.1**	–	–	–
June	**-**	**-**	**-**	84,664	5.44	0.5
September	**-**	**-**	**-**	153,014	5.67	0.9
October	**-**	**-**	**-**	89,000	5.70	0.5
December	**-**	**-**	**-**	248,892	6.05	1.5
Total	**210,484**		**1.3**	779,247		4.5

19. Employee Ownership Plans continued

Employees Share Plan continued

Details of the movements in share balances under the Plan during the financial year are as follows –

	Employee shares No.	Matching shares No.	Reserve shares No.	Total shares No.
Opening number of shares	3,517,376	3,517,376	9,527	7,044,279
Purchased	673,161	606,855	-	1,280,016
Issued to the Plan	134,342	76,142	-	210,484
Utilised from reserves	-	124,506	(124,506)	-
Distributed to employees	(562,261)	(434,385)	-	(996,646)
Forfeited	-	(127,876)	127,876	-
Closing number of shares	3,762,618	3,762,618	12,897	7,538,133
Number of shares vested to employees	3,762,618	2,188,415	-	5,951,033

Executive Option Plan

The Executive Option Plan provides executives, as approved by the Company's Compensation Committee, with options to acquire ordinary shares in the Company. The options' exercise price is the market price at the time of issue. Market price is the weighted average price of a specified five day period prior to issue. Each option is granted over one unissued ordinary share in the Company. Options issued prior to 24 April 2002 are exercisable between three and ten years after issue; options issued on or after 24 April 2002 are exercisable between three and five years after issue. Options may also be exercised earlier if employment terminates for reasons of retirement or redundancy. Mr Davis' options are exercisable between one and five years after issue. Payment in full is due at the time options are exercised. Options carry no voting rights and do not have any performance hurdles. Once the exercise period has been reached, the options may be exercised at the discretion of the executive.

From the beginning of the 2003 financial year, options were removed from the remuneration package of Group executives. Accordingly, during the 2004 financial year, the Company did not issue options to any executives.

The remuneration cost of options is not currently treated as an expense in the determination of the Group's net profit attributable to members of the Company, in accordance with Australian generally accepted accounting principles. If options had been expensed, there would have been a reduction in the Group's net profit attributable to members of the Company as follows –

	2004 $M	2003 $M
Net profit attributable to members of the Company	280.3	194.2
Expenses attributable to options issued under the Executive Option Plan[1]	(2.0)	(4.6)
Total	278.3	189.6

1 Based on estimated fair values at grant date as determined in accordance with the measurement requirements of AASB 1046 "Director and Executive Disclosures by Disclosing Entities". The fair values of options are being amortised on a straight line basis over the vesting period for the purposes of this disclosure. The valuation methodology and major assumptions used to determine options expense for this disclosure can be found in Note 31.

19. Employee Ownership Plans continued

Executive Option Plan continued

Details of the movements in option balances under the Plan during the financial year are as follows –

	2004 No.	2003 No.
Opening number of options	**24,865,945**	31,270,195
Forfeited	**(4,297,760)**	(1,737,950)
Exercised	**(6,564,330)**	(4,666,300)
Closing number of options	**14,003,855**	24,865,945

Details of options on issue at the end of the financial year are as follows –

Holders No.	Options No.[1]	Exercise price $	Grant date	Options exercisable from date[2]	Options expiry date
37	312,500	4.76	30 August 1995	Current	30 August 2005
417	1,451,500	9.69	27 June 1996	Current	27 June 2006
557	1,409,500	10.08	18 July 1997	Current	18 July 2007
91	26,400	9.37	3 September 1997	Current	3 September 2007
1	400,000	7.14	2 April 1998	Current	2 April 2008
220	1,368,950	4.53	17 August 1998	Current	17 August 2008
1	550,000	6.61	16 April 1999	Current	16 April 2009
569	2,016,105	6.49	12 July 1999	Current	12 July 2009
1	135,000	4.31	8 November 1999	Current	8 November 2009
1	200,000	6.12	24 April 2002	Current	24 April 2007
304	1,967,250	2.97	10 July 2000	Current	10 July 2010
595	2,866,250	5.44	17 August 2001	Current	17 August 2011
119	1,220,400	6.33	16 August 2002	16 August 2005	16 August 2007
1	80,000	5.18	1 November 2002	1 November 2005	1 November 2007
Total	**14,003,855**				

1 Each option represents an option to acquire one ordinary share.

2 All options designated current have vested with the respective executives.

Details of options exercised during the financial year are as follows –

	2004				2003			
Exercise price $	**Options exercised No.**	**Weighted average market value at exercise date $**	**Proceeds $M**	**Market value at exercise date $M**	Options exercised No.	Weighted average market value at exercise date $	Proceeds $M	Market value at exercise date $M
2.97	**2,387,700**	**6.94**	**7.1**	**16.6**	3,316,850	5.76	9.9	19.1
4.11	**180,000**	**6.75**	**0.7**	**1.2**	55,000	5.75	0.2	0.3
4.25	**222,000**	**6.95**	**0.9**	**1.5**	–	–	–	–
4.53	**810,150**	**6.88**	**3.7**	**5.6**	651,650	5.85	3.0	3.8
4.76	**276,000**	**6.92**	**1.3**	**1.9**	166,500	6.19	0.8	1.0
5.44	**1,442,750**	**7.25**	**7.8**	**10.5**	476,300	6.10	2.5	2.9
6.12	**100,000**	**6.95**	**0.6**	**0.7**	–	–	–	–
6.33	**69,800**	**7.28**	**0.5**	**0.5**	–	–	–	–
6.49	**810,930**	**7.26**	**5.3**	**5.9**	–	–	–	–
6.61	**265,000**	**6.95**	**1.8**	**1.8**	–	–	–	–
Total	**6,564,330**		**29.7**	**46.2**	4,666,300		16.4	27.1

19. Employee Ownership Plans continued

Long Term Incentive Share Plan

The Long Term Incentive Share Plan provides executives with the opportunity to be rewarded with fully paid ordinary shares as an incentive to create long term growth in value for CCA shareholders. The Plan is administered by a trustee who acquires (and holds in trust) shares for the benefit of participants. These shares are acquired either through issue of shares to the trustee (issue price is the weighted average price of a specified five day period prior to issue) or are purchased on market at the prevailing market price.

Senior executives are invited to participate in the Plan at the invitation of the Compensation Committee. The Committee specifies the performance criteria, covering a three year period, for each annual plan.

Details of the movements in the share balances under the Plan during the financial year together with performance criteria for each annual plan are as follows –

Share movements	2000-2002 Plan[1] No.	2001-2003 Plan[2] No.	2002-2004 Plan[3] No.	2003-2005 Plan[4] No.	Total No.
Opening number of shares	59,980	–	–	100,000	**159,980**
Purchased	59,980	127,000	3,161	48,589	**238,730**
Distributed to executives	(20,154)	(15,000)	(3,161)	(48,589)	**(86,904)**
Closing number of shares	99,806	112,000	–	100,000	**311,806**
Number of shares vested	99,806	112,000	–	100,000	**311,806**

1 *Performance criteria: Net profit target for 2002; the executive's performance was also taken into account.*
The target was achieved and 50% of the shares (amounting to 59,980 shares) were purchased in April 2003. The remaining 50% were purchased in 2004. These shares are fully vested, with 25% of each of the eligible eight participants' shares to be held in the Plan for two years.

2 *Performance criteria: Net profit targets for 2002 and 2003; the executive's performance is also taken into account.*
For 2002 and 2003, the targets were achieved; the relevant shares were acquired in March 2004. These shares have fully vested with the participants, with 25% of each of the eligible nine participants' shares to be held in the Plan for two years.

3 & 4 *Performance criteria: Total Shareholder Return (TSR) measured over the performance period (minimum of three years, except that one tranche of the Managing Director's share allocations is tested after one year) against a peer group of companies.*
No allocation of shares will be made unless the Company's TSR is at or above the 50th percentile of the peer group of companies. The number of shares to be allocated will be increased if the Company's ranking exceeds the 50th percentile up to a maximum allocation of 150% of the threshold entitlement if the Company achieves the 75th percentile. Shares are fully vested at the end of the performance period, once the prescribed target has been achieved. A portion of the shares must be held in the Plan for two years. The amount to be held is determined by a prescribed scale dependent on the level achieved.
As at the end of the financial year, the total number of executives eligible to participate in the 2002-2004 Plan is 42 and the 2003-2005 Plan is 137.

Non-executive Directors' Share Plan

Under the terms of the Non-executive Directors' Share Plan, a minimum of 25% (and up to 100%) of Directors' base fees are to be sacrificed by each Director. An amount equivalent to the fees sacrificed is contributed to the Plan for the benefit of that Director.

The Plan is administered by a trustee which acquires (and holds in trust) shares for the benefit of participants, until the participant ceases to be a Director of CCA.

As at the end of the financial year, there were six non-executive Directors participating in the Plan.

Shares under the Plan are purchased on market at six monthly intervals within prescribed periods following the release of CCA's half and full year Australian Stock Exchange announcements.

Details of movements in the share balances under the Plan during the financial year are –

Share movements	2004 No.
Opening number of shares	**–**
Purchased	**67,331**
Distributed to Directors	**(2,105)**
Closing number of shares	**65,226**

19. Employee Ownership Plans continued

Executive Salary Sacrifice Share Plan

The Executive Salary Sacrifice Share Plan commenced operating in September 2004. The Plan allows Australian executives to voluntarily sacrifice a nominated proportion of their remuneration. The trustee of the Plan acquires shares to the value of the sacrificed amount and holds those shares for the benefit of the participant until the shares are withdrawn.

In addition, Australian executives participating in the Company's annual cash incentive plans are required to sacrifice a proportion of any awards made under these plans, with an equivalent amount being contributed towards the Executive Salary Sacrifice Share Plan for the acquisition of shares by the trustee. The trustee holds these shares for the benefit of participants in proportion to their benefits sacrificed.

Details of movements in the share balances under the Plan during the financial year are –

Share movements	2004 No.
Opening number of shares	-
Purchased	2,688
Closing number of shares	**2,688**

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
20. Reserves					
Revaluation reserve					
Balance at the beginning of the financial year		**2.6**	23.6	**126.5**	126.5
Property revaluation		**-**	(21.0)	**-**	-
Adjustment to revaluation reserve arising from valuation of shares in controlled entities				**(25.1)**	-
Closing balance		**2.6**	2.6	**101.4**	126.5
Foreign currency translation reserve					
Balance at the beginning of the financial year		**(421.6)**	(71.4)		
Transferred to retained earnings	21	**(2.7)**	–		
Translation of financial statements of foreign controlled entities		**52.5**	(350.2)		
Closing balance		**(371.8)**	(421.6)		
Total reserves		**(369.2)**	(419.0)	**101.4**	126.5
21. Retained earnings and Equity Attributable to Members of Coca-Cola Amatil Limited					
Retained earnings					
Balance at the beginning of the financial year		**1,696.5**	1,646.1	**1,114.0**	1,159.5
Net profit attributable to members of Coca-Cola Amatil Limited		**280.3**	194.2	**38.8**	97.8
Total available for appropriation		**1,976.8**	1,840.3	**1,152.8**	1,257.3
Dividends appropriated	22	**(179.3)**	(142.5)	**(179.3)**	(142.5)
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"		**-**	(1.3)	**-**	(0.8)
Transferred from foreign currency translation reserve	20	**2.7**	–	**-**	–
Closing balance		**1,800.2**	1,696.5	**973.5**	1,114.0
Equity					
Balance at the beginning of the financial year		**2,908.6**	3,199.9	**2,871.6**	2,887.6
Total changes in equity recognised in the Statements of Financial Performance		**332.8**	(178.3)	**13.7**	97.0
Transactions with owners as owners –					
Contributed equity	18	**40.4**	29.5	**40.4**	29.5
Dividends appropriated	22	**(179.3)**	(142.5)	**(179.3)**	(142.5)
Closing balance		**3,102.5**	2,908.6	**2,746.4**	2,871.6

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M

22. Dividends

a) Dividends appropriated	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
Prior year final dividend on ordinary shares		**91.2**	72.8	**91.2**	72.8
Current year interim dividend on ordinary shares		**88.1**	69.7	**88.1**	69.7
Total dividends		**179.3**	142.5	**179.3**	142.5

b) Dividends paid during the financial year are summarised as follows –	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
Prior year final dividend[1]		**91.2**	72.8	**91.2**	72.8
Current year interim dividend[2]		**88.1**	69.7	**88.1**	69.7
		179.3	142.5	**179.3**	142.5
Dividends satisfied by issue of shares under the Dividend Reinvestment Plan	23	**(9.4)**	(8.6)	**(9.4)**	(8.6)
Dividends paid as per the Statements of Cash Flows		**169.9**	133.9	**169.9**	133.9

1 Paid at 13.0¢ (2003: 10.5¢) per share and partly franked to 9.75¢ (2003: 5.25¢) per share at the Australian tax rate of 30%.

2 Paid at 12.5¢ (2003: 10.0¢) per share and fully franked (2003: partly franked to 5.0¢ per share) at the Australian tax rate of 30%.

c) Franking credit balance[3]	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
Balance of the franking account as at the end of the financial year		**125.3**	65.0	**125.3**	65.0
Franking credits which will arise from payment of income tax provided for in the financial statements		**49.6**	87.0	**49.6**	87.0
		174.9	152.0	**174.9**	152.0

3 The franking credits are expressed on a tax paid basis. Accordingly, the amount would allow fully franked dividends to be paid equal to $408.1 million (2003: $354.7 million).

The franking credit balance will be reduced by $47.1 million resulting from the final dividend for 2004, payable 1 April 2005.

23. Statements of Cash Flows

	Refer Note	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
Reconciliation of net profit to net cash flows from operating activities					
Net profit		**280.7**	194.5	**38.8**	97.8
Depreciation, amortisation and amounts set aside to provisions		**187.4**	190.9	**19.4**	15.3
(Profit) loss from disposal of –					
a surplus South Korean property		**(35.2)**	–	**–**	–
other property, plant and equipment		**13.5**	5.4	**4.1**	2.7
investments in securities		**–**	–	**(5.6)**	–
Rationalisation of certain non-profitable cold drink equipment in South Korea		**23.6**	–	**–**	–
Rationalisation of returnable containers and deposits in Indonesia and South Korea		**11.2**	–	**–**	–
(Increase) decrease in –					
interest receivable		**–**	–	**–**	(0.1)
other receivables		**23.5**	(26.5)	**13.3**	(11.3)
inventories		**(56.9)**	(50.0)	**–**	–
prepayments		**(2.1)**	(9.4)	**(0.4)**	(3.2)
Increase (decrease) in –					
interest payable		**1.3**	(1.4)	**1.3**	(2.1)
tax payable		**(50.5)**	69.7	**(47.0)**	58.4
other payables		**16.5**	53.2	**(10.8)**	18.2
accrued charges		**(32.4)**	(18.1)	**(20.4)**	(17.4)
Net cash flows (used in) from operating activities		**380.6**	408.3	**(7.3)**	158.3
Reconciliation of cash					
Cash assets	6	**279.9**	260.1	**99.4**	168.1
Call deposits (included in loans)	15	**(0.2)**	(300.0)	**–**	(300.0)
Bank overdrafts	15	**(0.6)**	(0.2)	**–**	–
Cash held (deficit) at the end of the financial year		**279.1**	(40.1)	**99.4**	(131.9)
Non-cash investing and financing activities					
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	22	**9.4**	8.6	**9.4**	8.6

24. Earnings Per Share (EPS)

The following reflects the share and earnings data used in the calculation of basic and diluted EPS –

	CCA Group	
	2004 No. M	2003 No. M
Weighted average number of ordinary shares on issue used to calculate basic EPS	**703.5**	695.6
Add effect of dilutive securities – share options	**4.5**	4.9
Adjusted weighted average number of ordinary shares on issue used to calculate diluted EPS	**708.0**	700.5
	$M	$M
Earnings used to calculate basic and diluted EPS –		
Net profit attributable to members of Coca-Cola Amatil Limited	**280.3**	194.2
Add (deduct) significant items after tax	**(2.3)**	44.6
Earnings used to calculate basic and diluted EPS before significant items	**278.0**	238.8

	CCA Group		CCA Entity	
	2004 $M	2003 $M	**2004 $M**	2003 $M

25. Capital Expenditure Commitments

Estimated aggregate amount of contracts for purchase of property, plant and equipment not provided for, payable –				
Not later than one year	**25.4**	13.2	–	–

26. Operating Lease Commitments

Lease commitments for non-cancellable operating leases with terms of more than one year, payable –				
Not later than one year	**36.8**	29.1	**1.7**	1.6
Later than one year but not later than five years	**75.6**	39.6	**5.6**	5.5
Later than five years	**31.5**	30.9	**21.6**	22.9
	143.9	99.6	**28.9**	30.0

Assets under operating leases mainly consist of properties, motor vehicles and other items of plant and equipment.

27. Other Commitments

Promotional commitments, payable –				
Not later than one year	**22.5**	15.3	–	–
Later than one year but not later than five years	**26.1**	16.8	–	–
Later than five years	**6.4**	3.8	–	–
	55.0	35.9	–	–

28. Contingent Assets and Liabilities

	CCA Group		CCA Entity	
	2004	2003	**2004**	2003
	$M	$M	**$M**	$M
Contingent liabilities existed at the end of the financial year in respect of –				
Guarantees of borrowings of controlled entities			**393.6**	442.3
Termination payments under service agreements	**10.5**	12.0	**10.5**	12.0
Other guarantees	**1.3**	1.5	**–**	–
	11.8	13.5	**404.1**	454.3

The Company has entered into a Deed of Cross Guarantee with certain of its wholly owned controlled entities (designated 1 in Note 32), whereby the liabilities of those entities are guaranteed.

Tax audits

The Group, at any time, has a number of tax audits being undertaken by the relevant authorities in each of its countries and the Board continually reviews the status of those audits. The Group currently has ongoing tax audits in South Korea, Indonesia and Papua New Guinea. No material tax assessments have been issued as a result of these audits.

In relation to the South Korean audit, the tax authorities have recently raised some concerns from their latest audit and if the audit was ultimately concluded against the South Korean operation, then a material assessment may result. The Company has strongly refuted the tax authority's preliminary in principle position and is providing additional information to assist with the investigation of this matter. The Company has received South Korean tax advice that it should be successful if it needs to challenge this matter.

Given the preliminary nature of the discussions with the tax authorities in each of the countries and the variable factors involved, the Group is not in a position to determine the possible exposure, if any.

29. Superannuation Plans

The Group sponsors a number of superannuation plans which provide benefits for employees or their dependants on retirement, resignation or death. The plans provide, in the majority of cases, benefits in the form of lump sum payments.

The Group is obliged to contribute to the plans in accordance with their governing trust deeds and the contributions are legally enforceable. Contributions to the plans are based on a percentage of employees' salaries and wages.

Defined contribution plans

The major plans are the CCA Group Superannuation Plan (CCAGSP) and the CCA Beverages Superannuation Plan (CCABSP). These plans also have defined benefit components to them. Refer below for further details.

Defined benefit superannuation plans

For defined benefit plans, actuarial assessments are carried out at least every three years. Based on these assessments, subsequent interim reports which are provided by the actuaries on a more regular basis and commitments made by CCA to make additional contributions towards funding any deficit, each plan would be able to satisfy all benefits that would have been vested in the event of –

- termination of the plan;
- voluntary termination of the employment of each employee on the initiative of the employee; or
- compulsory termination of the employment of each employee on the initiative of the employer.

The major plans are the CCAGSP and the CCABSP, which were last reviewed by the actuary as at 1 July 2001 and 1 July 2003 respectively. The actuary who carried out the review of the Plans was J.E. Burnett, BA.

29. Superannuation Plans continued

Details of the Plans as extracted from their most recent review are as follows –

	CCAGSP as at 1 July 2001 $M	CCABSP as at 1 July 2003 $M	Total $M
Net market value of Plan assets	92.5	166.2	258.7
Accrued benefits	(84.0)	(159.1)	(243.1)
Surplus of net market value of Plan assets over accrued benefits	8.5	7.1	15.6

Details of vested benefits as extracted from their most recent interim reports are as follows –

	CCAGSP as at 30 June 2004[1] $M	CCABSP as at 30 June 2004 $M	Total $M
Net market value of Plan assets	77.6	200.0	277.6
Vested benefits	(77.8)	(191.3)	(269.1)
Surplus (deficit) of net market value of Plan assets over vested benefits	(0.2)	8.7	8.5

1 The Company has agreed with the actuary that supplementary contributions to fund the deficit will be made to the CCAGSP over the period to June 2005. At reporting date, CCA has accrued, but not paid into the Plan, the estimated deficit as at 31 December 2004.

30. Auditors' Remuneration

	CCA Group		CCA Entity	
	2004 $M	2003 $M	**2004 $M**	2003 $M
Amounts received, or due and receivable, by –				
CCA Entity auditor, Ernst & Young (Australia) for –				
Audit of the financial reports	**1.258**	1.097	**0.699**	0.572
Other services	**0.310**	0.462	**0.310**	0.457
	1.568	1.559	**1.009**	1.029
Member firms of Ernst & Young in relation to controlled entities of CCA Entity for –				
Audit of the financial reports	**0.395**	0.472		
Other services	**0.013**	0.068		
	0.408	0.540		
Other firms in relation to controlled entities of CCA Entity for –				
Audit or half year review of the financial reports	**0.044**	0.036		
Other services	**0.084**	0.011		
	0.128	0.047		
Total auditors' remuneration	**2.104**	2.146	**1.009**	1.029
Other services include –				
Other assurance services	**0.371**	0.427	**0.288**	0.392
Tax compliance reviews	**0.036**	0.114	**0.022**	0.065
Total other services	**0.407**	0.541	**0.310**	0.457

31. Director and Executive Disclosures

Directors

The following persons were Directors of Coca-Cola Amatil Limited during the financial year –

Specified Directors	Position	Date of change in position
Directors in office at the end of the financial year		
D.M. Gonski, AO	Chairman	
J.R. Broadbent, AO	Non-executive Director	
T.J. Davis	Managing Director	
G.J. Kelly	Non-executive Director	Appointed 22 April 2004
W.M. King, AO	Non-executive Director	
H.A. Schimberg	Non-executive Director	
M.K. Ward, AO	Non-executive Director	
Former Directors		
M.F. Ihlein	Chief Financial Officer	Resigned 19 March 2004
J.E. Chestnut	Non-executive Director	Resigned 22 April 2004

Executives (other than Directors) with the greatest authority for the strategic direction and management.

The following persons were the five executives with the greatest authority for the strategic direction and management of the Group during the financial year –

Specified executives	Position	Date of change in position
Specified executives at the end of the financial year		
J.M. Wartig	Chief Financial Officer	Appointed 21 June 2004
W.G. White	Managing Director – Australia	
G. Adams	Managing Director – New Zealand & Fiji	
D.P. Westall	Managing Director – South Korea	Appointed 1 November 2004
J. Seward	Managing Director - Indonesia	Appointed 1 August 2004
Former specified executives		
P.O. Baker	Managing Director - Indonesia	Resigned 31 August 2004
M. Clark	Managing Director – South Korea	To 31 October 2004

Remuneration of specified Directors and specified executives

Principles used to determine the nature and amount of remuneration

To assist in its deliberations, the Board has established a Compensation Committee. The Compensation Committee is comprised of four non-executive Directors and the Managing Director (other than for matters relating to his own compensation). A majority of members must be independent non-executive Directors. The purpose of the Committee includes the review of matters relating to the remuneration of executive Directors and senior management.

The remuneration levels of the Managing Director and other senior executives (including specified executives) are recommended by the Compensation Committee and approved by the Board. This is done having regard to advice from independent consultants and after taking into consideration those levels that apply to similar positions in comparable companies, as well as the performance of the Managing Director and senior executives and managers.

Evaluation of the performance of senior executives is conducted by the Managing Director in conjunction with CCA's Human Resources department, and in relation to the Managing Director, by the Chairman and the Board. The performance assessment of senior executives is completed using the Company's individual performance management program.

The general terms and conditions of all remuneration programs are reviewed annually so as to ensure that they continue to achieve the aims of the Company's remuneration policy.

31. Director and Executive Disclosures continued

In determining the composition and amount of senior executives remuneration, the Compensation Committee applies the Company's remuneration policy. Its key elements require that –

- remuneration will be competitively set so as to attract, motivate and retain top calibre senior executives;
- remuneration will incorporate, to a significant degree, variable pay for performance elements, containing short and long term focuses as appropriate, which will –
  - reward senior executives for Group, business unit and individual performance against appropriate benchmarks and targets;
  - align the interests of senior executives with those of shareholders;
  - link senior executives' rewards with the strategic goals and performance of the Group; and
  - ensure total remuneration is competitive by market standards.

The Compensation Committee establishes and maintains the relationship of remuneration, potential annual incentive and long term incentive payments for each level of management. For senior executives, potential incentive payments, as a proportion of total potential remuneration, increases according to their seniority within the Company.

Non-executive Directors

The remuneration of non-executive Directors takes into account the size and complexity of CCA's operations, their responsibility for the stewardship of the Company and their workloads. It comprises Directors' fees (base plus Board Committee fees), superannuation contributions and retirement benefits.

Non-executive Directors' fees
Total non-executive Directors' fees are not to exceed the annual limit of $1.0 million as previously approved by shareholders. Based on advice received from external remuneration consultants (via the Compensation Committee), Directors' fees are set and approved by the executive Directors. The base remuneration for calendar year 2004 was last reviewed with effect from 1 January 2004.

Retirement allowances for non-executive Directors
There is no current scheme for the payment of retirement benefits. However, accrued benefits under the prior scheme which was terminated as at 31 December 2002 were fixed at that date and will be paid when the relevant Director ceases to be a Director of the Company. Recognising that payment has been deferred, accrued benefits are indexed against the movement in Average Weekly Ordinary Time Earnings (AWOTE) from 1 January 2003 to the date of payment of the benefits to the Directors. Where applicable, contributions required under Superannuation Guarantee legislation are made on behalf of the Directors.

Executive remuneration

The composition of remuneration for the Managing Director and specified executives is determined as follows –

Base, or fixed remuneration and benefits
The Compensation Committee considers pertinent advice from external remuneration consultants on current international and local market practices, market comparisons for similar roles, the level of responsibility, performance and potential of the executive.
Benefits include car allowances, product allowances, club and professional memberships.

Short Term Incentive Plan (STIP)
Annual incentives are set at the beginning of the financial year to reward executives for meeting or exceeding key performance indicators. Business financial performance is a key determinant of the STIP and is based on sales volume and earnings growth compared to agreed budget targets.

The Compensation Committee relies on audited annual results to declare all STIP payments.

Long Term Incentive Share Plan (LTISP)
The LTISP provides a reward for the achievement of long-term shareholder return.

Participation in the 2003-2005 and 2004-2006 Plans was by invitation based on an employee's level of responsibility, performance and potential. Allocation of shares under the LTISP is subject to the achievement of performance measures over a three year performance period.

For the 2003-2005 LTISP, no shares will be allocated if Total Shareholder Return (TSR) measured over the relevant performance period is less than the 50th percentile of the ASX 100 Companies minus banks, financial services companies and mining resource companies plus S&P's Consumer Staples Index Companies with market capitalisation greater than $300 million. The number of shares to be allocated will be increased, on a pro rata basis, if the Company's ranking exceeds the 50th percentile up to a maximum allocation of 150% of the threshold entitlement if the Company achieves the 75th percentile.

31. Director and Executive Disclosures continued

For the 2004-2006 LTISP, the Committee has approved a change to the performance measures with half of the award subject to a TSR measure and half of the award subject to the measurement of achievement of average growth in net operating profit after tax over the period.

All shares to which senior executives may become entitled, as a result of their participation in the LTISP, will be allocated in respect of the 2004-2006 performance period by no later than 31 January 2008. The shares will be acquired by the trustee of the LTISP on behalf of the individual either by purchase of shares on the Australian Stock Exchange at the prevailing market price or through issue of shares in the Company (issue price is the weighted average price of a specified five day period prior to issue), at no cost to the individual.

The Plans have been valued using the Monte Carlo simulation methodology. This methodology calculates the fair value of performance rights based on the share price at grant date and assumptions for the expected risk free rate of interest for the performance period, the volatility of the share price returns, the dividend entitlements and performance conditions of the Plan.

Executive Option Plan

From the beginning of the 2003 financial year, options have been removed from remuneration packages. Options allocated under the Plan will continue until they vest or lapse. Details of the Executive Option Plan are set out in Note 19.

Remuneration details

The details of each specified Director's remuneration during the financial year are set out below –

2004	Primary			Post employment		Equity	Other			
	Salary and fees[1] $	STIP[2] $	Non-monetary benefits[3] $	Superannuation[4] $	Retirement benefits[5] $	LTISP[6] $	Deferred remuneration[7] $	Total $	Options value[8] $	Total $
Directors in office at the end of the financial year										
D.M. Gonski, AO	300,000			10,760	7,593			318,353		318,353
J.R. Broadbent, AO	121,000			10,760	2,782			134,542		134,542
T.J. Davis[9]	962,750	900,000	244,615	372,550		846,988	141,383	3,468,286		3,468,286
G.J. Kelly	76,154			6,854				83,008		83,008
W.M. King, AO	100,000			9,000	577			109,577		109,577
H.A. Schimberg	106,000							106,000		106,000
M.K. Ward, AO	120,000			10,760	2,743			133,503		133,503
Former Directors										
M.F. Ihlein[9]	122,276		66,811	24,455				213,542	28,878	242,420
J.E. Chestnut	34,148			3,073				37,221		37,221
Total remuneration – Directors	1,942,328	900,000	311,426	448,212	13,695	846,988	141,383	4,604,032	28,878	4,632,910

1 Includes amounts contributed to the Non-executive Directors' Share Plan. Fees for non-executive Directors includes Committee fees.

2 Short Term Incentive Plan (STIP).

3 Non-monetary benefits include the value of motor vehicles, interest paid on certain loans held independently by an executive with a financial institution and allowances.

4 Includes notional and actual contributions to superannuation.

5 Represents the estimated present value of the accrued retirement benefit less the amount accrued in the prior period.

6 Long Term Incentive Share Plan (LTISP). Represents the estimated fair value of shares offered in the Plan calculated by multiplying the number of shares by the fair value of the share at grant date and amortised over the three year performance period. For the 2003-2005 Plan the value is $4.75 and for the 2004-2006 Plan the value is $5.61 for the 50% measured using TSR and $6.34 for the 50% measured using NOPAT. Half of the first tranche under the 2004-2006 LTISP due to Mr Davis vested at 31 December 2004 and having met the target, 50,000 shares will be purchased in early 2005. These shares have been valued at $6.74.

Pursuant to accounting standard AASB 1046 "Director and Executive Disclosures by Disclosing Entities" issued on 27 January 2004, there has been a change in the determination of the amount of remuneration disclosed relating to LTISP. In the financial years prior to 2003, 100% of the estimated fair value of the LTISP (2002-2004 Plan) was disclosed as remuneration in the year of grant. Accordingly, the value of LTISP recorded in the remuneration table above represents only the estimated fair value of those LTISP Plans that were granted during the financial years 2003 and 2004.

The estimated fair value of the 2002-2004 LTISP, attributable to 2004 using the methodology stated previously, for Mr Davis was $177,503 (equivalent to $5.17 per share).

7 Represents the estimated present value of the accrued benefit payable under the terms of the service agreement less the amount accrued in the prior period.

8 Since 1 January 2003, share options are no longer awarded. The option value was determined using the Binomial Option Valuation Model refer Note 31 of the financial statements. The value of options is included to comply with Australian Securities and Investments Commission disclosure requirements and has not been expensed by the Company.

9 Executive Directors.

31. Director and Executive Disclosures continued

The details of remuneration during the financial year for each specified executive, for the period during which they held the position, are set out below –

2004	Primary			Post employment	Equity	Other			
	Salary and fees $	STIP[1] $	Non-monetary benefits[2] $	Superannuation[3] $	LTISP[4] $	Deferred remuneration[5] $	Total $	Options value[6] $	Total $
Specified executives in office at the end of the financial year									
J.M. Wartig	318,462	210,000	319,105	73,985	103,775	41,153	1,066,480		1,066,480
W.G. White	461,250	282,000	149,235	104,055	235,866	117,000	1,349,406	25,333	1,374,739
G. Adams	248,497	91,274	42,929	41,150	31,133		454,983		454,983
D.P. Westall[7&8]	37,242	12,536	66,958	7,856	12,035		136,627	2,886	139,513
J. Seward[7]	114,620	38,212	312,778	15,047	35,580		516,237		516,237
Former specified executives									
M. Clark[7&8]	284,622		462,173	56,925	151,323		955,043	69,018	1,024,061
P.O. Baker[7]	189,152		370,365	37,830	192,962		790,309	92,463	882,772
Total remuneration – executives	1,653,845	634,022	1,723,543	336,848	762,674	158,153	5,269,085	189,700	5,458,785

1 *Short Term Incentive Plan (STIP).*

2 *Non-monetary benefits include the value of motor vehicles, interest paid on certain loans held independently by an executive with a financial institution and allowances.*

3 *Includes notional and actual contributions to superannuation.*

4 *Long Term Incentive Share Plan (LTISP). Represents the estimated fair value of shares offered in the Plan calculated by multiplying the number of shares by the fair value of the share at grant date and amortised over the three year performance period. For the 2003-2005 Plan the value is $4.76 and for the 2004-2006 Plan the value is $5.41 for the 50% measured using TSR and $6.19 for the 50% measured using NOPAT.*

Pursuant to accounting standard AASB 1046 "Director and Executive Disclosures by Disclosing Entities" issued on 27 January 2004, there has been a change in the determination of the amount of remuneration disclosed relating to LTISP. In the financial years prior to 2003, 100% of the estimated fair value of the LTISP (2002-2004 Plan) was disclosed as remuneration in the year of grant. Accordingly, the value of LTISP recorded in the remuneration table above represents only the estimated fair value of those LTISP Plans that were granted during the financial years 2003 and 2004.

The following lists the value of the 2002-2004 LTISP, attributable to 2004 using the methodology stated previously and for the proportion of the period during which the executive held office (equivalent to $5.14 per share).

Executives disclosed –

	$
W.G. White	*56,711*
D.P. Westall	*800*
M. Clark	*40,692*
	98,203

5 *Represents the estimated present value of the accrued benefit payable under the terms of the service agreement less the amount accrued in the prior period.*

6 *Since 1 January 2003, share options are no longer awarded. The option value was determined using the Binomial Option Valuation Model refer Note 31 of the financial statements. The value of options is included to comply with Australian Securities and Investments Commission disclosure requirements and has not been expensed by the Company.*

7 *Messrs Baker, Clark, Westall and Seward were remunerated in USD whilst in Asia. These amounts were converted to AUD at the weighted average exchange rate for the financial year (AUD/USD 0.7410)(2003: AUD/USD 0.6510).*

8 *Remuneration for Messrs Clark and Westall has been apportioned over the period each held the position as a specified executive.*

Details of performance based equity reward

The following outlines the details of all performance based equity reward arrangements for senior executives of the Company. Conditions for all individuals are consistent with the Company's general policies and practices as outlined in this financial report.

LTISP entitlements

Participation in the Company's LTISP is consistent with those aspects of the Plan already detailed in this financial report. All senior executive participation is governed by Company policy and the Plan trust deeds. Shares are awarded to participants at the end of the relevant performance period and only to the extent that the performance conditions are satisfied. Under the trust deed shares may be awarded to participants where employment is terminated prior to the completion of the performance period and more than a third of the performance period has elapsed. The Board in its discretion has determined if the executive's performance has been of an acceptable standard, the terms and conditions of the relevant performance period will apply as at the date employment ceases.

Shares are fully vested at the end of the performance period, once the prescribed target has been achieved. A portion of these shares must be held in the Plan for two years. The amount to be held is determined by a prescribed scale dependent on the level achieved.

31. Director and Executive Disclosures continued

The following outlines the minimum and maximum level of participation for specified Directors and specified executives in current offers under the Company's LTISP –

Number of ordinary shares	2003-2005		2004-2006	
in CCA offered in the LTISP	Min.	Max.	Min.	Max.
Specified Director and executives in office at the end of the financial year				
Specified Director				
T.J. Davis[1]	216,500	274,750	216,500	324,750
Specified executives				
J.M. Wartig	–	–	70,000	105,000
W.G. White	76,850	95,275	76,850	115,275
G. Adams	–	–	21,000	31,500
D.P. Westall	22,150	26,475	25,000	37,500
J. Seward	–	–	24,000	36,000
Former specified executives				
P.O. Baker[2]	52,450	–	–	–
M. Clark	72,400	86,725	45,000	67,500

1 Mr Davis received an award from the 2003-2005 LTISP for 100,000 shares in 2003 and he will receive an award from the 2004-2006 LTISP for 50,000 shares in early 2005.

2 Mr Baker received a pro-rata allocation of 38,463 shares at $7.14 on resignation.

Options held by specified Directors and executives

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows –

Grant date	Expiry date	Exercise price $	Value per option at grant date $	Exercise date
6 June 2001	31 July 2004	$4.25	$1.28	19 March 2004
17 August 2001	17 August 2011	$5.44	$1.46	17 August 2004
24 April 2002	31 July 2004	$6.12	$1.14	19 March 2004
16 August 2002	16 August 2007	$6.33	$1.17	16 August 2005
1 November 2002	1 November 2007	$5.18	$0.95	1 November 2005

No options have been issued by the Company since 1 November 2002.

The fair values of options have been determined using the Binomial Option Valuation Model, and take into account the following major assumptions –

	Options granted in		
Range or average	2002	2001	2000
Life of options	4.0 to 5.0 years	4.0 years	3.0 years
Volatility of share price	24.0%	41.0%	45.0%
Dividend rate	4.0%	4.0%	4.0%

CCA's closing share price on 31 December 2004 was $8.13.

31. Director and Executive Disclosures continued

Number of options held over unissued ordinary shares in CCA	Opening balance	Exercised	Withdrawn	Closing balance	Vested and exercisable at end of period
Specified Director and executives in office at the end of the financial year					
Specified Director					
T.J. Davis	200,000	–	–	200,000	200,000
Former Director					
M.F. Ihlein[1]	873,000	(678,000)	(195,000)	–	–
Specified executives[2]					
W.G. White	80,000	–	–	80,000	–
D.P. Westall	91,200	–	–	91,200	68,800
M. Clark					
Former specified executives					
P.O. Baker[3]	955,500	(30,000)	(925,500)	–	–
M. Clark	584,400	(479,400)	–	105,000	105,000

1 Mr Ihlein resigned effective 19 March 2004. Options not exercisable at that time were amended to be exercisable and to have an expiry date of 31 July 2004. 195,000 options were forfeited at the end of the expiry period.

2 Since 1 January 2003, share options are no longer awarded. Accordingly Messrs Wartig, Adams and Seward do not hold any options.

3 Mr Baker retired effective 31 August 2004. Under the rules of the Executive Option Plan the options remain exercisable.

The exercise price of options on issue to specified Directors and executives are as follows –

	No. of options	Exercise price $
T.J. Davis	200,000	6.12
W.G. White	80,000	5.18
D.P. Westall	3,500	10.08
D.P. Westall	4,700	4.53
D.P. Westall	10,000	6.49
D.P. Westall	22,400	2.97
D.P. Westall	28,200	5.44
D.P. Westall	22,400	6.33
M. Clark	60,000	9.69
M. Clark	45,000	10.08

31. Director and Executive Disclosures continued

Shareholdings of specified Directors and specified executives

Number of ordinary shares held	Opening balance	Additions[1]	Non-executive Directors' Share Plan[2]	Issued/ awarded during the year as remuneration[5]	Withdrawn	Closing balance	Shares that are beneficially held
Specified Director and executives in office at the end of the financial year							
D.M. Gonski, AO	40,000	–	43,768	–	–	83,768	43,768
J.R. Broadbent, AO	1,011	–	4,413	–	–	5,424	4,413
T.J. Davis[3&4]	154,274	2,920	–	–	–	157,194	100,000
G.J. Kelly	–	1,253	734	–	–	1,987	734
W.M. King, AO	1,200	–	7,295	–	–	8,495	7,295
H.A. Schimberg	1,000	–	4,639	–	–	5,639	4,639
M.K. Ward, AO	1,145	45	4,377	–	–	5,567	4,377
Former Directors							
M.F. Ihlein	184,485	–	–	–	(184,485)	–	–
J.E. Chestnut	1,582	33	2,105	–	(3,720)	–	–
Specified executives							
J.M. Wartig	–	1,115	–	–	–	1,115	1,115
W.G. White[4]	2,643	2,450	–	–	–	5,093	5,093
G. Adams	–	–	–	–	–	–	–
D.P. Westall[4]	7,785	1,413	–	–	–	9,198	9,198
J. Seward	–	353	–	–	–	353	353
Former specified executives							
P.O. Baker	32,802	3,848	–	38,463	(75,113)	–	–
M. Clark[4]	22,434	4,076	–	33,538	(40,464)	19,584	18,915

1 Includes the purchase of ordinary shares and shares issued under the Employees Share Plan and Dividend Reinvestment Plan.

2 Beneficial interest held subject to conditions of the Plan.

3 Includes beneficial interest in 100,000 shares held by the LTISP, which are subject to the condition of the Plan.

4 Subsequent to 31 December 2004, awards in the LTISP. The following awards were made –

Mr Davis	*119,892 shares in the 2002-2004 Plan and 50,000 in the 2004-2006 Plan.*
Mr Clark	*33,174 shares in the 2002-2004 Plan.*
Mr Westall	*3,259 shares in the 2002-2004 Plan.*
Mr White	*38,528 shares in the 2002-2004 Plan.*

5 Includes shares awarded under the LTISP.

31. Director and Executive Disclosures continued

Loans to specified Directors and specified executives

There are no loans between specified Directors and executives and Coca-Cola Amatil Limited or any other Group company.

Other transactions of specified Directors and specified executives and their personally-related entities

There are no other transactions between specified Directors and executives and Coca-Cola Amatil Limited or any other Group company.

Service agreements

Terms relating to deferred remuneration and/or termination of employment for the Managing Director, Chief Financial Officer, Managing Director-Australia and Business Development Director are formalised in service agreements.

The amount payable under the service agreement is amortised over the period of the agreement and included in remuneration for the reporting period. The amount payable, if any, on termination is disclosed as a contingent liability in Note 28.

The terms and conditions of each service agreement affecting remuneration in this or future reporting periods are as follows –

T.J. Davis, Managing Director
Agreement expires 31 December 2008.
Deferred remuneration amount payable of $200,000 per annum ($225,000 for period ending 31 December 2007 and 31 December 2008) as disclosed in the remuneration table.
Payment of a termination benefit on early termination by CCA, (other than for gross misconduct) if terminated prior to 31 December 2006, is equal to 24 months of fixed salary (excluding superannuation) plus average annual bonus over the term of the agreement. If the termination is after 31 December 2006, the 24 months is reduced by the number of completed months worked at CCA.

J.M. Wartig, Chief Financial Officer
Agreement expires 21 June 2009.
Deferred remuneration amount payable of $100,000 per annum payable at the expiry of the agreement.
Payment of termination benefit on early termination by CCA, other than for gross misconduct, equal to 12 months of fixed salary.

W.G. White, Managing Director-Australia
Agreement expires 1 November 2005.
Deferred remuneration amount payable of $116,666 per annum payable at the expiry of the agreement.
Payment of termination benefit on early termination by CCA, other than for gross misconduct, equal to 12 months of fixed salary.

M. Clark, Business Development Director
Agreement expires 31 July 2005. Employment contract period to 31 July 2006.
No deferred remuneration.
Payment of termination benefit on early termination by CCA, other than for gross misconduct, equal to 18 months of fixed salary if terminated prior to 31 July 2005. If terminated after 31 July 2005, the termination benefit is 12 months reduced by the number of months worked after 31 July 2005.

32. Investments in Controlled Entities

	Footnote	Country of incorporation	Beneficial interest 2004 %	2003 %
Coca-Cola Amatil Limited	1	Australia		
Controlled entities –				
AIS Trading Pte Ltd (liquidated)		Singapore	**–**	100
AIST Pty Ltd	1	Australia	**100**	100
Amatil Investments (Singapore) Pte Ltd		Singapore	**100**	100
Coca-Cola Amatil (Fiji) Ltd		Fiji	**100**	100
PT Coca-Cola Bottling Indonesia		Indonesia	**95.2**	95.2
PT Coca-Cola Distribution Indonesia	2	Indonesia	**95.2**	95.2
Associated Products & Distribution Pty	1	Australia	**100**	100
Coca-Cola Amatil (PNG) Ltd		Papua New Guinea	**100**	100
Beverage Distributors Pty Ltd (in liquidation)		Australia	**100**	100
C-C Bottlers Ltd	1	Australia	**100**	100
Beverage Bottlers (Sales) Ltd	1	Australia	**100**	100
C.C.K. Holdings I Ltd (liquidated)		Gibraltar	**–**	100
C.C.K. Holdings II Ltd (liquidated)		Gibraltar	**–**	100
CCKBC (Netherlands) Holdings I BV	3	Netherlands	**100**	100
CCKBC (Netherlands) Holdings II BV	3	Netherlands	**100**	100
Coca-Cola Korea Bottling Company, Ltd	3	Republic of Korea	**100**	100
Coca-Cola Amatil (Aust) Pty Ltd	1	Australia	**100**	100
Apand Pty Ltd	1	Australia	**100**	100
Beverage Bottlers (NQ) Pty Ltd	1	Australia	**100**	100
Beverage Bottlers (NSW) Pty Ltd (in liquidation)		Australia	**100**	100
Beverage Bottlers (Qld) Ltd	1	Australia	**100**	100
Beverage Bottlers (SA) Ltd (in liquidation)		Australia	**100**	100
Coca-Cola Amatil (Holdings) Pty Ltd	1	Australia	**100**	100
Crusta Fruit Juices Pty Ltd		Australia	**100**	–
Quenchy Crusta Sales Pty Ltd		Australia	**100**	–
Quirks Australia Pty Ltd	1	Australia	**100**	–
Coca-Cola Holdings NZ Ltd		New Zealand	**100**	100
Coca-Cola Amatil (NZ) Ltd		New Zealand	**100**	100
Matila Nominees Pty Ltd	4	Australia	**100**	100
Neverfail Springwater Ltd	1 & 5	Australia	**100**	100
Neverfail Cooler Company Pty Ltd	1	Australia	**100**	100
Purna Pty Ltd	1	Australia	**100**	100
Neverfail Bottled Water Co Pty Ltd	1 & 6	Australia	**100**	100
Neverfail SA Pty Ltd	1	Australia	**100**	100
Neverfail Springwater Co Pty Ltd	1	Australia	**100**	100
Neverfail Springwater (Vic) Pty Ltd	1	Australia	**100**	100
Neverfail Springwater Co (Qld) Pty Ltd	1	Australia	**100**	100
Neverfail WA Pty Ltd	1	Australia	**100**	100
Piccadilly Distribution Services Pty Ltd	1	Australia	**100**	100
Piccadilly Natural Springs Pty Ltd	1	Australia	**100**	100
Real Oz Water Supply Co (Qld) Pty Ltd	1	Australia	**100**	100

	Footnote	Country of incorporation	Beneficial interest 2004 %	2003 %
32. Investments in Controlled Entities continued				
Pacbev Pty Ltd	1	Australia	**100**	100
Pacific Beverages Australia Pty Ltd	1	Australia	**100**	100
Vending Management Services Ltd		New Zealand	**100**	100

Names inset indicate that shares are held by the company immediately above the inset.

The above companies carry on business in their respective countries of incorporation.

Footnotes

1 *These companies are parties to a Deed of Cross Guarantee as detailed in Note 38.*

2 *Some of the shares in this company are held by Indonesian parties who are bound by undertakings to the Group.*

3 *CCKBC (Netherlands) Holdings I BV and CCKBC (Netherlands) Holdings II BV hold 49.8% and 50.2% respectively of the shareholding in Coca-Cola Korea Bottling Company, Ltd.*

4 *Matila Nominees Pty Ltd is the trustee company for the Employees Share Plan, the Long Term Incentive Share Plan, the Non-executive Directors' Share Plan and the Executive Salary Sacrifice Share Plan. As at 31 December 2004, the trustee held 7,538,133 (2003: 7,044,279) ordinary shares on behalf of the members of the ESP, 311,806 (2003: 159,980) ordinary shares on behalf of the members of the LTISP, 65,226 (2003: nil) ordinary shares on behalf of the members of the Non-executive Directors' Share Plan and 2,688 (2003: nil) ordinary shares on behalf of the members of the Executive Salary Sacrifice Share Plan.*

5 *Neverfail Springwater Ltd holds 40.7% of the shareholding in Neverfail Bottled Water Co Pty Ltd.*

6 *Neverfail Bottled Water Co Pty Ltd holds 1.5% of the shareholding in Neverfail Springwater (Vic) Pty Ltd.*

33. Acquisitions of Entities and Operation

During the financial year, the Group acquired an interest in the following entities and operation –

	Description of entity or operation	Effective date of acquisition 2004	Beneficial interest acquired %
Entities –			
Crusta Fruit Juices Pty Ltd	Manufacture, marketing and distribution of fruit juices	29 October	100.0
Operation –			
Quirks Refrigeration	Rental and servicing of commercial refrigeration equipment	12 November	N/A

Fair value of net assets acquired

The fair value of the net assets acquired during the financial year was as follows –

	$M
Current assets	**20.0**
Investments in bottlers' agreements	**4.3**
Property	**1.2**
Plant and equipment	**26.8**
Customer lists	**1.6**
Future income tax benefits	**0.4**
Goodwill	**3.3**
Current liabilities	**(11.9)**
Non-current liabilities	**(0.4)**
Total fair value of net assets acquired	**45.3**

Cash flow on acquisitions

The payments for acquisitions of entities and operation (net) as disclosed in the Statements of Cash Flows was determined as follows –

Total consideration	**45.3**
Less cash acquired	**(1.1)**
Cash flow on acquisitions of entities and operation (net)	**44.2**

34. Reconciliation of Net Debt

	CCA Group 2004 $M	2003 $M
Cash assets	**(279.9)**	(260.1)
Cross currency swap receivables relating to interest bearing liabilities	**(0.2)**	–
Interest bearing liabilities – current	**451.0**	404.6
Interest bearing liabilities – non-current	**1,365.9**	1,435.0
Total net debt	**1,536.8**	1,579.5

	CCA Group		CCA Entity	
	2004	2003	**2004**	2003
	$M	$M	**$M**	$M

35. Financing Facilities

	CCA Group 2004 $M	CCA Group 2003 $M	CCA Entity 2004 $M	CCA Entity 2003 $M
Standby arrangements				
Bank loans	**–**	386.0	**–**	386.0
Bank overdrafts	**16.7**	11.5	**5.0**	5.0
	16.7	397.5	**5.0**	391.0
Loan facilities				
Bond issues	**1,352.7**	1,030.0	**864.6**	558.6
Bank loans and cash advance facilities	**305.0**	710.7	**–**	400.0
	1,657.7	1,740.7	**864.6**	958.6
Unused loans and cash advance facilities	**85.7**	524.8	**5.0**	491.0

When bank loans and cash advances mature, the Directors have no reason to believe that such facilities will not be extended or replaced with similar facilities.

36. Financial Instruments

Derivatives, including off-balance sheet risk

The Group, through its operations internationally, is exposed to significant financial risks from movements in interest rates, foreign exchange rates and certain raw material commodity prices. The Group manages these exposures using a comprehensive set of policies and procedures approved by the Board. Financial risk is managed centrally and speculative trading is specifically prohibited by policy.

The Group is party to financial instruments with off-balance sheet risk for the purpose of reducing its exposure to adverse fluctuations in interest rates, foreign exchange rates and commodity prices. The hedging instruments are subject to fluctuations in value and any such fluctuations are generally offset against the value of the underlying financial risks being hedged.

a) Interest rate risk management

The Group enters various derivative transactions with the objective of obtaining lower funding costs and a more stable and predictable interest cost outcome, principally employing the use of interest rate and cross currency swaps. In addition, forward rate agreements, caps, floors, swaptions and financial futures are utilised.

For interest rate swaps, the Group agrees with counterparties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. Any amounts paid or received at the commencement of interest rate swaps are recognised as adjustments to interest expense over the life of each swap, thereby adjusting the effective interest rate on the underlying obligation.

A cross currency swap is an agreement to exchange one currency for another and to re-exchange the currencies at the maturity of the swap (using the same exchange rate), with the exchange of interest payments throughout the swap period.

Premiums paid or received for interest rate caps, floors or swaptions are amortised over the life of the instrument, which increases or decreases the effective interest cost of the underlying obligations, and benefits or costs associated with the use of financial futures are similarly amortised.

The following table details the Group's exposure to interest rates as at 31 December 2004 –

			Fixed interest rate				
	Average interest rate p.a. %	Floating rate $M	Less than 1 year $M	1 to 5 years $M	More than 5 years $M	Non-interest bearing $M	Total $M
Financial assets							
Cash assets	4.8	279.9	-	-	-	-	279.9
Receivables and cross currency swap receivables relating to interest bearing liabilities	-	-	-	-	-	532.8	532.8
Investments in securities	-	-	-	-	-	0.1	0.1
		279.9	-	-	-	532.9	812.8
Financial liabilities							
Payables, provisions and current income tax liabilities	-	-	-	-	-	677.2	677.2
Bonds and cross currency swaps relating to interest bearing liabilities	3.9	410.2	225.3	276.8	440.4	228.2	1,580.9
Loans and bank overdrafts	4.5	236.0	-	-	-	-	236.0
Interest rate derivatives at gross face values	5.2	(5,599.8)	1,773.9	2,727.9	1,098.0	-	-
		(4,953.6)	1,999.2	3,004.7	1,538.4	905.4	2,494.1

36. Financial Instruments continued

a) Interest rate risk management continued

The following table details the Group's exposure to interest rates as at 31 December 2003 –

	Average interest rate p.a. %	Floating rate $M	Fixed interest rate: Less than 1 year $M	Fixed interest rate: 1 to 5 years $M	Fixed interest rate: More than than 5 years $M	Non-interest bearing $M	Total $M
Financial assets							
Cash assets	4.7	260.1	–	–	–	–	260.1
Receivables and cross currency swap receivables relating to interest bearing liabilities	–	–	–	–	–	540.3	540.3
Investments in securities	–	–	–	–	–	0.4	0.4
		260.1	–	–	–	540.7	800.8
Financial liabilities							
Payables, provisions and current income tax liabilities	–	–	–	–	–	688.8	688.8
Bonds and cross currency swaps relating to interest bearing liabilities	3.0	458.0	37.4	447.2	87.4	226.1	1,256.1
Loans and bank overdrafts	5.0	583.5	–	–	–	–	583.5
Interest rate derivatives at gross face value	5.2	(5,329.0)	2,632.0	1,963.2	733.8	–	–
		(4,287.5)	2,669.4	2,410.4	821.2	914.9	2,528.4

b) Foreign exchange risk management

The Group enters into foreign currency contracts and foreign currency options to hedge capital obligations, expenses and revenues denominated in foreign currencies. Benefits or costs arising from currency hedges for expense and revenue transactions are brought to account in the Statements of Financial Performance over the lives of the hedge transactions. For transactions entered into that hedge specific capital or borrowing commitments, any cost or benefit resulting from the hedge forms part of the initial asset or liability carrying value.

The following table sets out as at balance date the gross value to be received under foreign currency contracts and foreign currency options, the weighted average contracted exchange rates and settlement dates of outstanding contracts –

		Less than 1 year		**1 to 5 years**		**Weighted average exchange rate**		**Unrealised gains (losses)**	
		2004 $M	2003 $M	**2004 $M**	2003 $M	**2004 $**	2003 $	**2004 $M**	2003 $M
Foreign currency contracts									
USD		**480.0**	73.6	**109.4**	58.3	**0.7057**	0.7058	**(27.7)**	(0.1)
Other currencies		**148.9**	74.7	**27.3**	0.2	**-**	–	**1.2**	0.1
Foreign currency options									
AUD/USD	Purchased	**132.6**	415.1	**-**	–	**0.7542**	0.6954	**1.1**	20.5
AUD/USD	Sold	**-**	112.8	**-**	–	**-**	0.6650	**-**	(3.2)
Other currencies	Purchased	**-**	27.5	**-**	–	**-**	–	**-**	(0.2)
Other currencies	Sold	**-**	13.7	**-**	–	**-**	–	**-**	(0.6)

36. Financial Instruments continued

c) Commodity price risk management

The Group is exposed to commodity price and currency volatility in certain raw materials used in the business. The Group enters into forward transactions, futures, swaps and option contracts to hedge commodity exposures with the objective of obtaining lower raw material prices and a more stable and predictable commodity price outcome.

The hedging of the purchase of these commodities gives rise to gains and losses on revaluation of hedge contracts. These gains and losses are brought to account in the cost price of the commodity in the period the underlying transaction being hedged is recorded.

The following table sets out, as at balance date, the gross value to be paid under commodity futures, swaps and option contracts upon settlement –

	Less than 1 year		1 to 5 years		Unrealised gains (losses)	
	2004 $M	2003 $M	**2004 $M**	2003 $M	**2004 $M**	2003 $M
Futures	**46.4**	22.8	**6.4**	10.4	**13.1**	2.9
Swaps	**–**	12.6	**–**	17.5	**–**	(5.7)

d) Credit risk management

Credit risk represents the loss that would be recognised if counterparties to financial instruments fail to perform as contracted.

On-balance sheet risk
The credit risk on financial assets, excluding investments, of the Group which have been recognised in the Statements of Financial Position is the carrying amount, net of any provision for doubtful debts. The Group minimises concentration of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. The Group is not materially exposed to any individual customer.

Off-balance sheet risk
Credit risk arising from dealings in financial instruments is controlled by a strict policy of credit approvals, limits and monitoring procedures. The Group has no significant concentration of credit risk with any single counterparty and, as a matter of policy, only transacts with financial institutions that have at least an A- (or equivalent) credit rating. Credit exposure of interest rate, foreign currency and commodity derivatives is represented by the net fair value of the contracts, as disclosed.

e) Net fair values of financial assets and liabilities

The following methods and assumptions were used to estimate the net fair values –

- *Futures and options on futures contracts*
  The net fair value is the closing price on the applicable futures exchange;
- *Swaps, caps, floors, foreign currency contracts, foreign currency options and non-current interest bearing liabilities*
  Net fair value is estimated as the present value of future cash flows using market accepted formulae and market quoted input variables; and
- *Cash assets, receivables, payables, provisions and short term interest bearing liabilities*
  The carrying amounts of these financial instruments approximate net fair value because of their short maturity.

	Carrying amount				Net fair value			
	Asset		Liability		Asset		Liability	
	2004 $M	2003 $M	**2004 $M**	2003 $M	**2004 $M**	2003 $M	**2004 $M**	2003 $M
Futures	**–**	–	**1.0**	0.2	**–**	–	**–**	0.2
Swaps	**9.6**	3.3	**234.9**	230.5	**26.0**	28.8	**247.2**	240.0
Options	**–**	–	**–**	–	**–**	0.8	**–**	0.3
Non-current interest bearing liabilities	**–**	–	**1,211.4**	1,220.6	**–**	–	**1,230.5**	1,276.5

f) Foreign currency borrowing hedges

The Group has interest bearing liabilities denominated in foreign currencies. As a matter of policy, the Group does not borrow foreign currency on an unhedged basis. Where a natural hedge between the borrowing currency and net foreign assets does not exist, then specific hedging, utilising currency swaps or forward foreign currency contracts, is employed to remove currency exposure.

g) Liquidity risk

The Group restricts its use of derivatives to those markets which are highly liquid.

36. Financial Instruments continued

h) Significant terms – interest bearing liabilities

The following table sets out the significant terms of the major components of the Group's interest bearing liabilities –

Type of interest bearing liability/ country	Refer Note	2004 $M	2003 $M	Interest rate p.a. 2004 %	Interest rate p.a. 2003 %	Denomination	Maturity date
Current							
Bonds							
Australia		**74.9**	–	**1.4**	–	Japanese Yen	Oct to Nov 05
Australia – CCA Entity		**102.2**	37.4	**0.9**	0.2	Japanese Yen	Jul to Sep 05
Australia – CCA Entity		**38.6**	–	**2.5**	–	United States Dollar	Sep 05
New Zealand		**110.5**	–	**8.0**	–	New Zealand Dollar	Jun 05
		326.2	37.4				
Loans							
Australia		**0.2**	–	**–**	–	Australian Dollar	Jan 05
Australia – CCA Entity		**–**	300.0	**–**	5.5	Australian Dollar	Jan 04
		0.2	300.0				
Bank loans							
Indonesia		**–**	8.0	**–**	8.8	Indonesian Rupiah	Jan 04
New Zealand		**5.5**	–	**6.9**	–	New Zealand Dollar	Jan 05
Papua New Guinea		**0.4**	6.0	**11.8**	12.0	Papua New Guinean Kina	Jan 05
South Korea		**44.4**	41.3	**4.8**	4.7	Korean Won	Feb 05
		50.3	55.3				
Other							
Bank overdrafts		**0.6**	0.2				
Cross currency swaps relating to interest bearing liabilities		**73.7**	11.7				
		74.3	11.9				
Total interest bearing liabilities (current)	15	**451.0**	404.6				
Non-current							
Bonds							
Australia		**–**	74.9	**–**	1.4	Japanese Yen	Oct to Nov 05
Australia		**25.7**	26.7	**3.1**	1.7	United States Dollar	Jun 06
Australia		**227.0**	215.1	**3.5**	3.5	Swiss Franc	Sep 06
Australia		**50.0**	50.0	**7.3**	7.3	Australian Dollar	Apr 09
Australia – CCA Entity		**112.1**	214.7	**1.3**	1.3	Japanese Yen	Jun 06 to Mar 12
Australia – CCA Entity		**513.7**	207.1	**4.4**	1.5	United States Dollar	Jun 06 to Apr 16
Australia – CCA Entity		**65.0**	65.0	**6.1**	5.9	Australian Dollar	Jul 06 to Mar 12
Australia – CCA Entity		**33.0**	34.4	**1.2**	0.9	Hong Kong Dollar	Mar 07
New Zealand		**–**	104.7	**–**	8.0	New Zealand Dollar	
		1,026.5	992.6				
Bank loans							
Papua New Guinea		**–**	7.2	**–**	12.0	Papua New Guinean Kina	May 06
Indonesia		**62.9**	80.1	**3.4**	1.9	United States Dollar	Jun 06
South Korea		**122.0**	140.7	**4.8**	4.7	Korean Won	Aug 06
		184.9	228.0				
Other							
Cross currency swaps relating to interest bearing liabilities		**154.5**	214.4				
Total interest bearing liabilities (non-current)	15	**1,365.9**	1,435.0				

37. Related Parties

Directors

Details of Directors in office at the end of the financial year and the beneficial interest of each Director in the contributed equity of the Company at that date are set out in Note 31.

The following dealings between the Group and Directors and Director related entities were made in the ordinary course of business and on normal commercial terms and conditions –

- Director related entities of Bapak Mugijanto, a President Commissioner of an overseas controlled entity, were paid a total of $9,669,000 (2003: $11,501,000) for the provision of delivery, travel and consulting services; and
- Director related entities of Bapak Moetaryanto Poerwoaminoto, a Commissioner of an overseas controlled entity, were paid a total of $2,301,000 (2003: $1,237,000) for the provision of delivery and consulting services.

The aggregate of amounts payable to Directors and their Director related entities at 31 December 2004 was $782,000 (2003: $701,000).

Details of remuneration received, or due and receivable, by the above Directors during the financial year are set out in Note 31.

Parent entity
Coca-Cola Amatil Limited is the parent entity of the Group.

Controlled entities
The Company transacted business throughout the financial year with certain controlled entities whereby it received management and guarantee fees, dividends and interest and made payments of interest, as detailed in Notes 2 and 3. The aggregate amounts receivable from and payable to controlled entities at balance date are shown in Notes 7 and 14 respectively. Included within amounts disclosed in Notes 2 and 7 are management and guarantee fees and amounts receivable from controlled entities that were not wholly owned, being $1,400,000 (2003: $2,300,000) and $1,000,000 (2003: $1,800,000) respectively.

The Group does not hold any investments, other than in controlled entities, over which it has significant influence.

Related entities
The Coca-Cola Company (TCCC), through its subsidiaries, Coca-Cola Holdings (Overseas) Limited, CRI Pacific Holdings I LLC, CRI Pacific Holdings II LLC and The Coca-Cola Export Corporation holds 34.1% (2003: 34.5%) of the Company's fully paid ordinary shares.

CCA and TCCC are committed to building a sustainable growth strategy, which delivers higher revenue and improved returns to CCA and allows TCCC to profit from building and delivering leading brands.

In addition to its own range of products, CCA manufactures, distributes and sells TCCC trademarked products in six countries under thirteen bottling agreements. The agreements are for periods of mainly ten years with provision for renewal and are at varying stages of their terms. Further details on CCA's carrying value of its investments in bottlers' agreements are set out in Note 10.

37. Related Parties continued

Related entities continued

The relationship with TCCC has three main components – TCCC is: 1) CCA's largest shareholder; 2) the supplier of concentrate used to manufacture the products; and 3) the brand owner –

1) Largest shareholder
TCCC like all shareholders, participates in share price movements and dividends paid. Two Directors of CCA's seven member Board are nominated by TCCC; and

2) Supplier
Under the bottling agreements, TCCC provides the concentrate and beverage base from which the finished products are manufactured by CCA. Each year, the companies jointly develop sales and marketing plans (which include brand strategies, marketing execution, in-market sales execution and wholesale pricing); and

In line with corporate governance best practice, CCA's Related Party Committee reviews the arms length basis of all material transactions with TCCC. This includes concentrate and beverage base pricing arrangements negotiated as part of the annual planning process.

3) Brand owner
By being part of the Coca-Cola System, CCA has access to the world's most popular branded beverages supported by strong advertising and unique marketing properties. CCA and TCCC work together to utilise their respective complementary skills and assets and to profitably build consumption in each of their markets. A broad allocation of responsibilities for marketing is as follows –

- TCCC is focused on consumer marketing, including advertising and promotion, the development of new brands, and innovative brand and packaging plans. These consumer marketing activities are funded by TCCC; and
- CCA's marketing activities are primarily focused on developing and maintaining strong customer relationships, and implementing the marketing strategies and plans. These trade marketing activities are funded by CCA.

Superannuation plans
Associated Nominees Pty Ltd and CCA Superannuation Pty Ltd act as trustees for the CCA Group Superannuation Plan and CCA Beverages Superannuation Plan respectively. Coca-Cola Amatil Limited holds a 50% share of both companies.

Other related parties
The Group transacted business throughout the financial year with several subsidiaries of TCCC for the purchase of concentrate and beverage base for Coca-Cola trademarked products and finished products, amounting to $730,616,000 (2003: $648,460,000).

Under a series of other arrangements, the Group also participates with certain subsidiaries of TCCC under which they jointly contribute to the development of the market in the territories in which the Group operates. These arrangements include a regular shared marketing expenses program, under which the Group contributes to certain TCCC incurred marketing expenditure and TCCC contributes to certain marketing expenditure incurred by the Group. Certain subsidiaries of TCCC provide marketing support to the Group, which is in addition to the usual contribution to shared marketing initiatives. This is designed to assist the Group with the necessary development of certain territories. Amounts received are either accounted for as a credit to revenue or as a reduction to expense, as appropriate. These arrangements have resulted in a net reimbursement to the Group of $30,700,000 (2003: $21,231,000).

The aggregate of amounts receivable from related entities at balance date is shown in Note 7.

The aggregate of amounts payable to related and Director related entities is reconciled to Note 14 as follows –

	CCA Group	
	2004	2003
	$M	$M
Amounts payable (related entities)	**160.9**	147.2
Amounts payable (Director related entities)	**0.8**	0.7
	161.7	147.9

All of the above transactions were conducted under normal commercial terms and conditions.

38. Deed of Cross Guarantee

Coca-Cola Amatil Limited and certain controlled entities as indicated in Note 32 have entered into a Deed of Cross Guarantee with Matila Nominees Pty Ltd which provides that all parties to the Deed will guarantee to each creditor, payment in full of any debt of each company participating in the Deed on winding-up of that company. In addition, as a result of Class Order No. 98/1418 issued by the Australian Securities and Investments Commission, the controlled entities (other than Coca-Cola Amatil Limited) are relieved from the requirement to prepare financial statements.

Statements of Financial Position for the closed group	2004 $M	2003 $M
Current assets		
Cash assets	**165.7**	185.6
Receivables	**366.7**	394.8
Inventories	**267.4**	232.0
Prepayments	**22.0**	26.5
Total current assets	**821.8**	838.9
Non-current assets		
Receivables	**0.3**	-
Investments in securities	**1,240.3**	1,255.5
Investments in bottlers' agreements	**2,303.3**	2,302.5
Property, plant and equipment	**641.5**	590.3
Intangibles	**5.1**	3.0
Prepayments	**17.8**	6.2
Future income tax benefits	**35.6**	35.9
Total non-current assets	**4,243.9**	4,193.4
Total assets	**5,065.7**	5,032.3
Current liabilities		
Payables	**253.4**	240.6
Interest bearing liabilities	**289.3**	349.1
Provisions	**25.9**	29.7
Current income tax liability	**117.6**	172.8
Accrued charges	**148.7**	168.3
Total current liabilities	**834.9**	960.5
Non-current liabilities		
Payables	**19.6**	24.6
Interest bearing liabilities	**1,181.0**	1,102.3
Provisions	**40.0**	37.6
Deferred income tax liability	**55.7**	60.5
Total non-current liabilities	**1,296.3**	1,225.0
Total liabilities	**2,131.2**	2,185.5
Net assets	**2,934.5**	2,846.8
Equity		
Contributed equity	**1,671.5**	1,631.1
Reserves	**1,088.6**	1,113.8
Retained earnings	**174.4**	101.9
Total equity	**2,934.5**	2,846.8

Statements of Financial Performance for the closed group	2004 $M	2003 $M
Profit from ordinary activities before tax	**348.9**	303.4
Income tax expense from ordinary activities	**(97.1)**	(137.1)
Net profit	**251.8**	166.3
Retained earnings at the beginning of the financial year	**101.9**	76.0
Transferred from reserves	**-**	3.0
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"	**-**	(0.9)
Dividends appropriated	**(179.3)**	(142.5)
Retained earnings at the end of the financial year	**174.4**	101.9

39. Subsequent Events

Since the end of the financial year, the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	15.5	15.5	109.9	1 April 2005

Acquisition of Northern Territory Coca-Cola franchise licence and related assets

The Group acquired the Northern Territory Coca-Cola franchise business assets of Parmalat Australia Ltd on 28 January 2005.

Proposed acquisition of SPC Ardmona Ltd (SPC Ardmona)

On 12 November 2004, CCA entered into a scheme of arrangement with SPC Ardmona under which CCA will acquire all of the outstanding shares and options in SPC Ardmona in Australia. SPC Ardmona shareholders voted to support the proposed acquisition by CCA on 3 February 2005. In addition to the SPC Ardmona shareholder approval, CCA has received formal confirmation from the Australian Competition and Consumer Commission, the Foreign Investment Review Board and the Australian Stock Exchange that they have no objection to the proposed acquisition. SPC Ardmona has applied to the Supreme Court of Victoria for approval of the scheme of arrangement between SPC Ardmona and its shareholders, with the Court hearing scheduled for Friday, 11 February 2005.

40. Impact of Adopting Australian Equivalents to International Financial Reporting Standards

Project management

The CCA Group will be required to prepare financial statements using Australian equivalents to International Financial Reporting Standards (IFRS) for the first time when the Group reports to the Australian Stock Exchange for the half year ending 30 June 2005.

IFRS requires that entities reporting their financial statements for the first time under IFRS must also restate their comparatives using all IFRS with the exception of the Australian equivalents to IAS 32 and IAS 39, being "Financial Instruments: Disclosure and Presentation", and "Financial Instruments: Recognition and Measurement" respectively. This will mean that the Group's opening IFRS balance sheet will be a restated comparative balance sheet dated 1 January 2004.

Most accounting adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as at 1 January 2004. Transitional accounting adjustments relating to the Australian equivalent IAS 32 and 39, where comparatives are not required, will be made as at 1 January 2005.

Comparatives restated to comply with IFRS would be reported in the Group's financial statements for the first half year ending 30 June 2005.

During 2003, the Group created a Steering Committee to plan and monitor the transition process to IFRS. The Committee has been reviewing and assessing developments in IFRS and the potential impact these standards will have on the Group's financial statements and accounting policies.

The Committee has established three phases to the IFRS implementation project, being –

- initiation and planning;
- design and execution; and
- implementation.

The initiation, planning, design and execution phase of the implementation project was completed as at December 2004. CCA has commenced building the comparatives for 2004 ready for reporting within 2005. CCA expects the implementation phase to be completed coinciding with the release of the IFRS compliant results for the half year ending 30 June 2005.

40. Impact of Adopting Australian Equivalents to International Financial Reporting Standards continued

In this context, CCA summarises its current assessment of the impact of IFRS adoption as follows –

- earnings before interest and tax (EBIT): the underlying business will not be impacted and therefore current and future trading results will not materially change;
- interest: effective interest rates will not be impacted as the rating agencies are not expected to change CCA's existing investment grade ratings;
- taxation: tax expense will not be materially impacted but deferred assets and liabilities are expected to be recorded at a higher level;
- dividends: CCA's current dividend payout ratio of 70% to 80% of net profit will not be affected and there is no impact on the Company's ability to pay current and future dividends;
- intangible assets: as previously announced an approximate $1.9 billion reversal of the previous revaluation of investments in bottlers' agreements will arise against that asset and will lower retained earnings at 1 January 2004 by the same amount;
- cash flow: cash flow will not be impacted;
- debt servicing: EBIT interest cover ratio will not be impacted;
- share based payments: there will be no material impact on retained earnings. Future share based remuneration will be expensed over the relevant vesting periods, consistent with current practice; and
- financial instruments: CCA will align hedging transactions to underlying exposures. Eligibility to adopt IFRS hedge accounting will be sought. Potential earnings volatility is an increased risk as a consequence of more rigorous effectiveness testing and documentation under IFRS.

The following outlines the key differences in accounting policies that are expected to arise from adopting IFRS, and the effect on the CCA Group –

Share based payments

Insignificant impact on retained earnings at 1 January 2004

Employer contributions to the Employees Share Plan and the Long Term Incentive Share Plan are currently accrued and/or expensed annually as an employee benefit expense. No expenses are recorded in respect of the Executive Option Plan. At the beginning of the 2003 financial year, CCA ceased issuing options under the Executive Option Plan.

Under IFRS, the Group will recognise an expense for all share based remuneration, and will amortise those expenses over the relevant vesting periods.

Business combinations

Potentially higher expenses shown in the income statement following an acquisition requiring post implementation restructuring

In the event of a business combination, the acquiring entity will not be permitted to recognise liabilities for terminating or reducing the activities of the acquired entity as part of allocating the cost of the business combination. Such restructuring provisions may only be recognised when the acquired entity, has, at the acquisition date, an existing liability for restructuring recognised in accordance with AASB 137 "Provisions, Contingent Liabilities and Contingent Assets".

Non-current assets held for sale

Potentially results in reclassification at 1 January 2004

Subject to reclassification occurring, retained earnings at 1 January 2004 could be impacted

A non-current asset may be classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than continuing use. The asset must be available for immediate sale in its present condition and the sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan must have been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value. The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

This may result in some assets being reclassified from held for sale to property, plant and equipment on transition to IFRS. This will require a retrospective catch-up in depreciation expense, impacting retained earnings.

40. Impact of Adopting Australian Equivalents to International Financial Reporting Standards continued

Income taxes

Significant impact on retained earnings at 1 January 2004

New assets and liabilities recognised

A comprehensive balance sheet focused approach will be adopted, replacing the current income statement approach currently used by Australian companies. The comprehensive balance sheet method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its value in a tax based balance sheet. It is expected that the standard may require the Group to carry higher levels of deferred tax assets and liabilities.

Property, plant and equipment

Retained earnings at 1 January 2004 may be impacted

Properties currently carried at fair value, may revert to the cost basis through adoption of the deemed cost election on transition to IFRS. This approach would remove fluctuations in net profit given the revised fair value methodology will now require revaluation movements to be offset against the same asset only, not a class of assets. On transition to IFRS, the existing revaluation reserve may be transferred to retained earnings.

Post employment benefits

Unlikely to impact significantly

The Group currently recognises a liability for any deficits of the defined benefit superannuation Plans.

Effects of changes in foreign exchange rates

Retained earnings at 1 January 2004 may be impacted

Potential significant item affecting net profit in event of disposal

The foreign currency translation reserve for all foreign operations, through adoption of an election on transition to IFRS, may be deemed to be zero, thereby impacting retained earnings.

In the event of a foreign CCA operation being subsequently disposed, the foreign currency translation reserve for that operation must be transferred to the Statements of Financial Performance as part of the gain or loss on disposal. The gain or loss on such a disposal must exclude translation differences that arose before the date of transition to IFRS, but must include later translation differences. In the rare case an operation is disposed, this may have an impact on the Group's net profit.

Intangible assets

Impact on retained earnings of previous revaluation at 1 January 2004 (reduce by approximately $1.9 billion)

CCA's investments in bottlers' agreements are recognisable under IFRS.

However, revaluation of CCA's investments in bottlers' agreements at fair value is not permitted under IFRS. This will result in the reversal of the previous revaluation (as was permitted under the previous version of AASB 1010 "Recoverable Amount of Non-Current Assets" and the current version of AASB 1041 "Revaluation of Non-Current Assets"), thereby impacting retained earnings and net assets on transition to IFRS.

Financial instruments

Potential volatility in future earnings

New assets and liabilities recognised

All derivative contracts, whether used as hedging instruments or otherwise, will be carried at fair value in the Group's Statements of Financial Position. IFRS recognise fair value hedge accounting, cash flow hedge accounting, and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met. Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in the Statements of Financial Performance. CCA expects to predominantly use cash flow hedging in respect of its interest rate risk hedges, which will create volatility in equity reserve balances.

CCA aims to continue to align its hedging transactions to underlying exposures to achieve hedge accounting eligibility and thereby reduce profit and loss volatility.

Directors' Declaration

The Directors declare that the financial statements and notes, set out on pages [37] to [85] –

a) are in accordance with the Corporations Act 2001; and
b) comply with Accounting Standards and the Corporations Regulations 2001; and
c) give a true and fair view of the Company's and the consolidated entity's financial position as at 31 December 2004 and of their performance for the financial year ended 31 December 2004; and
d) at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

There are reasonable grounds to believe that the Company and the wholly owned controlled entities identified in Note 32 to the financial statements as being parties to a Deed of Cross Guarantee with Matila Nominees Pty Ltd as trustee, will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed.

The Directors have received and considered the certification from the Managing Director and the Chief Financial Officer supporting the financial statements and statutory reports for the financial year ended 31 December 2004.

This declaration is made in accordance with a resolution of the Directors pursuant to section 295 (5) of the Corporations Act 2001.

On behalf of the Directors

T.J. Davis
Sydney, 10th day of February 2005

Independent Audit Report

Scope

The financial report and Directors' responsibility
We have audited the financial report of Coca-Cola Amatil Limited for the financial year ended 31 December 2004, as set out on pages [37] to [86], including the Directors' Declaration. The financial report includes the financial statements of Coca-Cola Amatil Limited, and the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at year's end or from time to time during the financial year.

The Company's Directors are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Company and the consolidated entity and that complies with Australian Accounting Standards in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records, internal controls that are designed to prevent and detect fraud and error and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether, in all material respects, the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Australian Accounting Standards, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included –

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the Directors and management of the Company.

Independence

We are independent of the Company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Coca-Cola Amatil Limited is in accordance with –

a) the Corporations Act 2001, including –
   (i) giving a true and fair view of the financial position of Coca-Cola Amatil Limited and the consolidated entity at 31 December 2004 and of their performance for the year ended on that date; and
   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
b) other mandatory financial reporting requirements in Australia.

Ernst & Young

G. Ezzy
Partner

Sydney, 10th day of February 2005

ASX Listing Rule 4.3A

COCA-COLA AMATIL

A.B.N. 26 004 139 397

Australian Stock Exchange Listing Rules Disclosure

Preliminary Final Report

For the period ended 31 December 2004

Contents **Page**

The information contained in this Report is to be read in conjunction with the last annual report and any announcements to the market by Coca-Cola Amatil Limited during the period.

Coca-Cola Amatil is the largest bottler of non-alcoholic beverages in the Asia Pacific region. It operates in six countries – Australia, Indonesia, Fiji, New Zealand, Papua New Guinea and South Korea – employs 16,845 people and has access to 281.9 million consumers through 750,000 active customers.

CCA will host a presentation to analysts and media on 10th February 2005 at 2.30pm, which will be webcast (www.ccamatil.com) with all presentation material posted to CCA's website. A replay of the presentation, including the question and answer session, will be available on the website.

For more information about Coca-Cola Amatil, please visit www.ccamatil.com

For further information, please contact:
Analysts – Peter Steel +61 2 9259 6553
Media – Alec Wagstaff +61 2 9259 6571

Coca-Cola Amatil Limited

A.B.N. 26 004 139 397

Preliminary Final Report

For the period ended 31 December 2004
compared to prior full year period ended 31 December 2003

Results for announcement to the market

Group Results

Revenue from sales of beverages ($M)	up	2.8%	to	3,449.6
Revenue from ordinary activities[a] ($M)	up	1.9%	to	3,608.8
Earnings before interest, tax and significant items[b] ($M)	**up**	**10.1%**	to	**517.6**
EBIT margin on revenue from sales of beverages	up	1.0 points	to	15.0%
Earnings before interest and tax ($M)	up	10.2%	to	518.0
Profit from ordinary activities after tax attributable to members (before significant items)[b] [c]($M)	**up**	**16.4%**	to	**278.0**
Profit from ordinary activities after tax attributable to members ($M)	up	44.3%	to	280.3
Net profit for the period attributable to members ($M)	**up**	**44.3%**	to	**280.3**

(a) The current period figure includes proceeds from the disposal of a surplus South Korean property of $58.3 million that has been identified as a significant item.

(b) Significant items are summarised as follows –	*2004 $M*	*2003 $M*
Profit from disposal of a surplus South Korean property	*35.2*	*–*
Rationalisation of certain non-profitable cold drink equipment in South Korea	*(23.6)*	*–*
Rationalisation of returnable containers and deposits in Indonesia and South Korea	*(11.2)*	*–*
Significant items before tax	*0.4*	*–*
Tax (expense)/benefit	*1.9*	*(44.6)*
	2.3	*(44.6)*

(c) In the prior period, Coca-Cola Amatil Limited (CCA) reached a settlement with the Australian Taxation Office over all matters pertaining to disputes with respect to the demerger of CCA's European operations in 1998. The effect was recorded as a significant item of $50.0 million ($44.6 million tax expense) and was paid in March 2004.

Group Ratios

Earnings per share before significant items[d]	**up**	**15.2%**	to	**39.5¢**
Earnings per share[d]	up	42.7%	to	39.8¢
Return on average capital employed	**up**	**1.1 points**	to	**11.3%**
Net debt to book equity	down	4.8 points	to	49.3%
Net debt to capital employed	**down**	**2.1 points**	**to**	**33.0%**
Capital expenditure to revenue from sales of beverages	up	0.7 points	to	5.5%
EBIT interest cover	up	0.6 times	to	4.7 times

(d) Earnings per share based on weighted average shares of 703.5 million for 2004 financial year and 695.6 million for 2003 financial year.

Dividends	Amount per security	Franked amount per security at 30% tax rate
Final dividend	**15.5¢**	**15.5¢**
Previous corresponding period	13.0¢	9.75¢
The record date for determining entitlements to the dividend	**Monday, 21 February 2005**	

Highlights of 2004 Full Year Results

- **Coca-Cola Amatil delivered its fourth consecutive year of double-digit earnings growth:**
  - **Net profit, pre significant items** increased by 16.4% to $278.0 million.
  - **Earnings per share, pre significant items** increased by 15.2% to 39.5 cents.
  - **Return on capital employed** improved by 1.1 percentage points to 11.3%.
  - **Free cash flow**[1] was very strong at $236.6 million.
- **EBIT increased 10.2% to $518.0 million due to outstanding results in Australia, New Zealand and PNG, combined with improved trading in Indonesia which was partially offset by a lower contribution from South Korea:**
  - **Australia** (excluding Neverfail) achieved strong EBIT growth of 12.1% (up $44.4 million) and an excellent EBIT margin of 20.9% (up from 19.9% in 2003). The outstanding earnings growth resulted from further product and package innovation, growth in non-carbonated beverages, continued cold drink equipment placements, new outlet expansion and improved in-market execution.

    Neverfail (acquired July 2003) in its first full year of ownership recorded an EBIT of $20.0 million, resulting in total Australian EBIT growth of 14.4% on revenue growth of 8.4% for 2004.
  - **Oceania** achieved EBIT growth of 10.0%, led by New Zealand and a significantly improved result from PNG. After two years of outstanding performance, the region recorded another solid result in revenue and EBIT growth.
  - **Indonesia, pre significant items,** achieved solid EBIT growth of 7.2% to $23.7 million. This was an encouraging outcome in an operating environment that has continued to be challenging and increased competitor pricing activity in second half 2004.
  - **South Korea, pre significant items,** recorded a decline in EBIT to $4.0 million with consumer confidence remaining poor throughout 2004. The business has made solid progress in step changing its sales force capabilities, sales execution and brand marketing and the performance was ahead of previous guidance of a breakeven result.
  - **Significant items**, pre tax, of $0.4 million ($2.3 million after tax) comprises $35.2 million profit from the sale of a surplus property in South Korea, $23.6 million rationalisation of non-profitable cold drink equipment in South Korea, $11.2 million rationalisation of returnable containers and deposits in South Korea and Indonesia.
- **2004 final dividend per share increased by 19.2% to 15.5 cents and franked to 100%** (2003 final dividend of 13 cents was franked to 75% and the 2003 interim dividend of 10 cents was franked to 50%). Total 2004 dividends of 28.0 cents (fully franked) increased by 21.7% over 2003 and the payout ratio increased to 71.2%.

1. Free cash flow is cash flow generated by the business which is available for return to shareholders and/or repayment of debt calculated as cash flow from operating activities less investment in infrastructure.

Overview

In 2004, Coca-Cola Amatil (CCA) continued to deliver on its commitment to materially increase shareholder returns, with the fourth consecutive year of double-digit earnings growth (before significant items).

- **Net profit, pre significant items, increased by 16.4%;**
- **Net profit, post significant items, increased by 44.3%;**
- **EBIT, pre significant items, increased by 10.1%;**
- **EBIT margin, pre significant items, improved by 1.0 percentage point to 15.0%;**
- **Return on capital employed improved by 1.1 percentage points to 11.3%;**
- **Free cash flow was strong at $236.6 million; and**
- **Dividends per share for the year increased by 21.7% to 28.0 cents and are 100% franked.**

Driving this consistent performance was the continued execution of the key business drivers of profitable revenue generation, reduction in operating costs, disciplined capital management and improvement in customer service levels as outlined in the December 2001 strategic business review when CCA committed to materially accelerate shareholder returns.

Coca-Cola Amatil's Group Managing Director, Mr Terry Davis, said "CCA's progress in improving shareholder returns is being driven by the cultural change in the organisation to materially improve our customer relationships and from its goal to be the beverage supplier of choice every time. In 2004, we continued to expand both the size and value of the relationship with our customers and consumers."

"The further improvement in EBIT margin of 1.0 percentage point to 15.0% is testimony to the discipline applied in revenue management, profitable volume growth and cost control. The excellent result was achieved on revenue of $3.4 billion and a 4.5% increase in sales volume to 626 million unit cases[2]."

"The ability of our business to consistently generate free cash flow was once again a highlight, with free cash flow at $236.6 million. The improved free cash flow was after the one-off tax payment in Australia of $50 million in March 2004 and compares very favourably to the $260.1 million generated in 2003. The ongoing strength of CCA's business is reflected in the 19.2% increase in the final dividend. Capital expenditure at 5.5% of revenue (excluding returnable containers) reflects the ongoing expansion of cold drink equipment and was within CCA's targeted spend of 5% to 6% of revenue." he added.

SPC Ardmona Acquisition

On 3 February 2005, SPC Ardmona shareholders overwhelmingly voted, under a Scheme of Arrangement, to accept CCA's offer for their shares. On 11 February 2005, a court hearing will be held to approve the scheme and, subject to the outcome of that hearing, completion is expected on 25 February 2005. CCA welcomes the support the proposed acquisition has received from SPC Ardmona shareholders, including the many grower shareholders.

---

2. A unit case is the equivalent of twenty-four 8oz serves or 5.678 litres.

The SPC Ardmona acquisition will provide CCA with many new income streams and the opportunity to benefit from the growing trend by Australian consumers to increasingly look to balance their day with products that refresh and with those that also cater for their health and wellbeing. This trend has been particularly evident in our beverage business with the very strong growth recorded in 2004 for Mt. Franklin bottled water, diet Coke, Powerade and more recently fresh juice. CCA is progressively seeking to provide its customers with more innovative products in ready-to-consume food and beverages that suit the increasingly busy lifestyles of consumers.

CCA will seek to improve SPC Ardmona's product and package innovation capability for its leading brands of Goulburn Valley, SPC and Ardmona. This focus on product and packaging innovation is expected to grow SPC Ardmona's branded business both domestically and internationally and the 2005 outlook will benefit from the very strong start to the current fruit season, which is expected to result in a substantial increase in availability of fruit for canning over the low levels recorded in 2004. SPC Ardmona will operate as a separate business unit within CCA and Mr Nigel Garrard will continue to lead that business. It is expected that existing management reporting structures will remain largely unchanged, although CCA will seek to integrate certain functions of the SPC Ardmona business with its own where it makes sense to do so.

CCA shall also undertake a review of best practice for the deciduous fruit industry, for the whole supply chain right through to product and packaging innovation. One expected outcome of this review is the modernisation of SPC Ardmona's manufacturing and distribution infrastructure which will not only seek to reduce operating costs and improve the quality and reliability of product supply but will also create revenue opportunities both domestically and internationally.

The CCA Board has resolved to invite Mr David Meiklejohn, the current Chairman of SPC Ardmona, to become a Director of CCA following the completion of the acquisition. Mr Meiklejohn will offer himself for re-election at CCA's Annual General Meeting on 19 May 2005.

2005 Trading Outlook

Following completion of the proposed SPC Ardmona acquisition, which is now expected on 25 February 2005, CCA will undertake a detailed strategic review of both SPC Ardmona and CCA's existing beverage business in order to activate the immediate opportunities as well as assess the medium term direction for the Company. Once that review has been presented to the Board, CCA will issue a directional statement after the CCA June Board meeting which will include medium term performance targets.

CCA remains committed to targeting double digit net profit growth for the business and will provide a further update to the market on 2005 trading conditions at its Annual General Meeting on 19 May 2005. Detailed below are the key factors that are likely to impact on CCA's 2005 results:

- Ongoing momentum in the Australian and New Zealand beverage business, with continued cold drink equipment placement, non-carbonated beverage expansion, outlet expansion, product & package innovation and customer service improvement;
- Higher raw material costs, principally from increased commodity costs will result in an approximate 5% increase in the CCA Group's 2005 cost of goods sold. It is expected that these cost increases will be recovered through increased pricing, which are being progressively implemented in each of CCA's markets;

- Should consumer confidence remain weak in South Korea, this would impact on CCA's volume growth in that country. Although, TCCC have agreed to a substantial increase in consumer marketing spend in 2005 and CCA is working constructively with them to establish a longer term growth platform for the business;
- Consumer spending in Indonesia was dramatically affected in January 2005 following the tragic tsunami on 26 December 2004. Luxury Goods Tax in Indonesia was removed in January from carbonated soft drinks, which is expected to result in a further improvement in the trading performance in 2005;
- Recent acquisitions of Crusta Fruit Juices, Quirks Refrigeration and the Northern Territory Coca-Cola license from Parmalat are expected to generate EBIT of approximately $10 million in 2005; and
- CCA expects the integration benefits of SPC Ardmona to gain momentum from the second half of 2005 and guidance on the level of synergies expected will be provided to the market once the business review is completed.

CCA also expects to continue to generate strong free cash flow, with normal operating capital expenditure at approximately 6% of revenue.

Financial Commentary

	2004	2003	*Change*
Corporate Costs/Other Expenses ($ million)	**32.5**	26.3	
Free Cash Flow	**236.6**	260.1	
Working Capital ($ million)	**305.4**	299.3	
Net Debt to Book Equity	**49.3%**	54.1%	*(4.8) pts*
EBIT Interest Cover (times)	**4.7**	4.1	*0.6 times*
Effective Tax Rate, pre significant items	**31.5%**	32.5%	
Final Dividend per Share (cents)	**15.5c**	13.0c	*19.2%*
Total Dividends per Share (12 months)	**28.0c**	23.0c	*21.7%*
Franking (final dividend)	**100%**	75%	

Corporate Costs/Other Expenses
The $6.2 million increase in corporate costs & other expenses represents higher employee incentive payments, a small increase in labour and related costs and a $1.5 million one-off building related expense.

Free Cash Flow
For 2004 CCA generated very strong free cash flow of $236.6 million (after the $50 million one-off tax payment in Australia), as follows:

	2004	2003	*Change*
EBIT	**518.0**	470.0	*10.2%*
Depreciation and amortisation	**160.5**	170.6	
Dividend received	**1.5**	1.3	
Net Interest paid	**(109.7)**	(117.4)	
Taxation paid	**(176.8)**	(89.8)	
Net reduction/(increase) in working capital and other operating cash flows	**(13.5)**	(26.4)	
Total cash provided by operating activities	**380.0**	408.3	*(6.9)%*
Payments for purchases of property, plant & equipment (including returnable containers)	**(209.9)**	(185.4)	
Proceeds from sale of property, plant & equipment	**66.5**	37.2	
Free Cash Flow	**236.6**	260.1	*(9.0)%*

The $24.5 million increase in capital expenditure, over 2003, is mainly due to the new water production line in Queensland, the relocation of a distribution facility & new sales vehicles in South Korea and more cold drink equipment placements. The CCA group invested approximately $70 million on cold drink equipment, vending machines and other marketing equipment in 2004. The higher level of proceeds from asset sales recorded in 2004 reflects the sale of a surplus property in South Korea.

Interest
In 2004, CCA's net debt declined from $1.58 billion at 31 December 2003 to $1.54 billion at year end.

CCA's net borrowing expense fell by $5 million to $111.0 million and EBIT interest cover improved from 4.1 times to 4.7 times.

Taxation
The average taxation rate for the Group in 2004, pre significant items, was 31.5%, compared to 32.5% in 2003. The effective rate is unlikely to materially change whilst South Korea continues to represent its current proportion of total CCA earnings.

The increase in taxation paid, versus 2003, predominantly represents the $50 million payment in March 2004 to the Australian Taxation Office arising from CCA's settlement of all issues relating to the June 1998 demerger of its European operations. The tax expense relating to this payment was recognised in the 2003 accounts.

CCA, at any time, has a number of tax audits being undertaken by the relevant authorities in each of its countries and the board continually reviews the status of those audits. CCA currently has ongoing tax audits in South Korea, Indonesia and Papua New Guinea. No material tax assessments have been issued as a result of these audits.

In relation to the South Korean audit, the tax authorities have recently raised some concerns from their latest audit and if the audit was ultimately concluded against CCA then a material assessment may result. CCA has strongly refuted the tax authority's preliminary in principle position and is providing additional information to assist with the investigation of this matter. CCA has received South Korean tax advice that it should be successful if it needs to challenge this matter.

Given the preliminary nature of the discussions with the tax authorities in each of the countries and the variable factors involved, CCA is not in a position to determine the possible exposure, if any.

Working Capital
Working capital generated $13.5 million in cash outflows in 2004, in part reflecting higher inventory levels in both Australia and New Zealand. These higher inventories represented a decision to hold greater quantities of stock through the important summer selling season of December and January to reduce out-of-stocks in the supermarket channel.

Final Dividend
The final dividend has been increased by 19.2% to 15.5 cents per share fully franked (at the 30% corporate tax rate). The 100% franking level represents a substantial increase from the 75% franking of the 2003 final dividend.

The Record Date for determining dividend entitlements is 21 February 2005 and the final dividend will be paid on 1 April 2005.

Combined with the interim dividend of 12.5 cents per share (also fully franked) the 2004 dividends of 28 cents represents an increase of 21.7% over the 2003 dividends of 23 cents per share.

CCA expects that it will be able to continue to fully frank its dividends for at least the next two to three years.

Operational Review of Performance

Australia

	2004	2003	*Change*
Revenue from sales of beverages ($ million)	**2,041.1**	1,882.9	*8.4%*
Revenue per unit case	$6.32	$6.25	*1.1%*
Revenue per unit case, excluding Neverfail	$6.47	$6.32	*2.4%*
Sales Volume (million unit cases)	322.9	301.2	*7.2%*
Sales Volume, excluding Neverfail (million unit cases)	304.5	292.8	*4.0%*
EBIT ($ million)	**431.9**	377.7	*14.4%*
EBIT Margin	**21.2%**	20.1%	*1.1pts*
Capital Expenditure to Revenue	**6.3%**	5.2%	

The Australian business achieved outstanding EBIT growth of 14.4% on revenue growth of 8.4%.

Excluding the full year impact of Neverfail (acquired July 2003), Australia achieved 6.4% revenue growth, 12.1% EBIT growth and a 20.9% EBIT margin on EBIT of $411.9 million. The Australian business has continued to benefit from the execution of the key business drivers of product innovation, non-carbonated beverages expansion, cold drink placement and new outlet expansion.

- **Product Innovation**: new cola flavours (eg. 'diet Coke with Lime'), new brands (eg. 'Recharge' by 'Sprite', 'Fanta Lite'), rotational brands (eg. 'Fanta Spider') and innovative packaging continues to drive consumption. Carbonated soft drink (CSD) brands again delivered solid revenue growth led by diet CSDs, including 'diet Coke' (10% growth), 'diet Coke with Lime' (launched in May 2004) and Fanta Lite' (launched in October 2004).
- **Non-Carbonated Beverages (NCB):** revenue from NCB's grew strongly and, in combination with Neverfail, now account for almost 20% of CCA's Australian revenue. Growth in NCB's has been led by double digit growth in water ('Mount Franklin', 'pump', 'Peats Ridge'), sports drinks ('Powerade') and ready-to-drink tea ('Nestea'). The launch of Mount Franklin Lightly Sparkling is progressing well and has benefited from an $8 million increase in CCA's customer marketing spend for the period.

  The acquisition of Crusta Fruit Juice was completed in November 2004, which has provided CCA a stronger base for its juice business, access to expertise in premium juice, an efficient cold chain distribution network and a manufacturing facility located in the important orange growing area in the Riverland. Crusta and Quirks Refrigeration (acquired December 2004), in combination, added approximately $0.8 million to CCA's 2004 EBIT.
- **Cold Drink Placement**: CCA's cooler placement program, with a net increase of over 10,000 cold drink coolers (1 door equivalents) in the year, continues to support the convenience & leisure channel, which recorded strong revenue growth of over 6%. At the end of 2004, CCA had approximately 115,000 cold drink machines (1 door equivalents) in the Australian market.

Australia (cont.)

- **Outlet Expansion**: retail customer numbers grew, in net terms, by over 5% with CCA servicing over 100,000 outlets at the end of 2004. This growth has been achieved from a focus on ranging our products in non-traditional outlets and CCA's Hotel, Restaurant and Café strategy is generating strong incremental revenue growth with the licensed channel growing revenue by over 10% in 2004.
- **Pricing**: the 2.4% revenue per unit case growth (excluding Neverfail) in 2004 reflects flat pricing in the supermarket channel and over 4% pricing growth in the Convenience and Leisure channel. Supermarket pricing has been impacted by price discounting undertaken by CCA's main carbonated soft drink competitor. CCA implemented a 5% (average) price increase in early December 2004 on all cold drink packages to recover an expected 5% increase in CCA's 2005 cost of goods, principally from higher resin costs. A similar price increase has been taken in early February 2005 on ambient take-home packs sold in the Supermarket channel.
- **Strong Growth in EBIT Margin:** the improvement in margin from 20.1% to 21.2% was achieved through a mix shift in revenue to the Convenience & Leisure channel, improvements in cost of goods sold principally from a stronger Australian Dollar, relative to 2003, on US Dollar denominated costs of goods sold (principally sugar, resin and aluminium) and the full year effect of Neverfail. Labour and on-costs increased by just 0.7% in 2004 versus 2003.

Neverfail recorded an EBIT of $20 million (EBIT margin of almost 28%) in 2004. Customer numbers grew by 16% in the year to approximately 130,000 customers at year end, with the growth principally in the residential segment. A higher initial cost of acquiring customers, including increased marketing spend in line with the growth in customer numbers, has impacted profit in the second half of 2004. CCA is now well positioned to benefit from the important summer selling period when home and office delivery water sales are at their highest.

2004 capital expenditure, at 6.3% of revenue, included the increase in cold drink equipment placements (approximately $50 million spend in 2004), a new high speed bottled water production line in Queensland and the completion of the automated materials handling warehouse in Victoria.

Oceania (New Zealand, Papua New Guinea, Fiji)

	2004	2003	*Change*
Revenue from sales of beverages ($ million)	**503.5**	484.3	*4.0%*
Revenue per unit case	$6.32	$6.11	*3.4%*
Sales Volume (million unit cases)	79.7	79.2	*0.6%*
EBIT ($ million)	**90.5**	82.3	*10.0%*
EBIT Margin	**18.0%**	17.0%	*1.0pt*
Capital Expenditure to Revenue	**5.3%**	5.6%	

EBIT growth, in local currency terms, in 2004 was strong for both New Zealand and Papua New Guinea (PNG). The New Zealand result should be measured in light of cycling two years of outstanding growth (including the successful first quarter 2003 'Vanilla Coke' launch) and unseasonably wet and cold weather in large parts of New Zealand in February and December 2004.

New Zealand achieved revenue growth in both the supermarket and convenience and leisure channels through the following:

- **Product Innovation:** 'Keri' Premium, 'Diet Coke with Lime', 'Aquashot' and 'E2 Energy' were launched in April, May, July and September 2004, respectively, and contributed to the double digit revenue increase, in local currency, recorded in the juice, diet CSD, water and energy drink categories.
- **Non-Carbonated Beverages:** 'Keri' juice continued to strengthen its market position and is now New Zealand's number one fresh juice brand, with over 30% market share in the supermarket channel, up from approximately 25% in early 2003.
- **Improvement in EBIT Margin:** the strength of the Oceania region's EBIT margin at 18.0% continues to reflect the solid New Zealand performance. Margins in New Zealand have benefited from improved revenue per case as the business moves from order taking to conceptual selling. Since October 2004, almost 90% of customer order taking has been successfully transferred from the physical sales force to the New Zealand call centre.

In difficult economic conditions, the **PNG** business achieved solid volume growth and improved pricing to record a double digit EBIT growth for the year, in local currency terms. CCA improved its competitive position in **Fiji** with the introduction of locally produced cans in August and 'Fanta' 600ml Splash bottle in October 2004. A mix shift towards supermarket revenue and higher indirect costs resulted in only a small growth in local currency EBIT.

At 5.3% of revenue, 2004 capital expenditure included 5,000 cold drink equipment placements (1 door equivalents) in New Zealand resulting in approximately 30,000 cold drink machines in that market at year end.

South Korea

	2004	2003	*Change*
Revenue from sales of beverages ($ million)	**561.5**	612.5	*(8.3)%*
Revenue per unit case	$4.58	$5.03	*(8.9)%*
Sales Volume (million unit cases)	122.7	121.7	*0.8%*
EBIT, pre significant items ($ million)	**4.0**	14.2	*(71.8)%*
EBIT Margin, pre significant items	**0.7%**	2.3%	*(1.6)pts*
EBIT ($ million)	**10.7**	14.2	*(24.6)%*
Capital Expenditure to Revenue	**4.8%**	3.9%	

Trading in South Korea remained impacted by declining consumer confidence during 2004 and EBIT, before significant items, was $10.2 million below the prior comparable period at $4.0 million.

Responding to the difficult trading conditions, CCA undertook a strategic review of the South Korean business in May 2004. Following that review, CCA and The Coca-Cola Company (TCCC) agreed to step change the following: 1. sales force capabilities; 2. sales execution and 3. brand marketing investment and execution.

- **Strengthening Sales and Marketing:** In the second half of 2004, CCA began its upgrade of sales force capabilities and to modernise sales execution practices. TCCC increased advertising to improve the relevance of Korea's favourite beverage, brand 'Coca-Cola', with youth. The early restructuring results have been encouraging and the actions already undertaken have arrested the decline in volume experienced in 2003 (2003 full year volume declined by approximately 15%). Good volume growth was recorded in those outlets where modern merchandising standards have been applied, albeit from a low base. A number of senior management changes have also been made at both CCA and TCCC to strengthen the sales and marketing functions in South Korea.
- **Package Differentiation:** the introduction of the 1.25l and 1.8l PET packs into the hypermarket channel, in April 2004, to replace 1.5l PET has been positively received by retailers. Volume in the large take-home packs (from 1.25l to 2l PET) increased by over 5% in 2004 versus the prior comparable period.
- **Pricing:** reported revenue per case declined in 2004 due principally to the impact of currency translation, with local currency pricing improving on the majority of packages and for all major brands. However, a shift in CCA's volume towards the lower priced 'SoonSoo 100 (mineral water) and 'Kin' (lemonade) has offset this improved pricing and resulted in local currency revenue per case being down 1.4% and revenue decline of 0.6%.
- **Customer Expansion:** CCA increased the net number of outlets it directly services by over 30,000 in 2004, resulting from a focus on capturing a higher share of the eating and drinking outlets. Even with this strong outcome, CCA today only directly services around 20% of total outlets in South Korea. In addition, 46 key areas throughout South Korea were converted to 'model markets' to gain outlet acceptance of new sales execution and in-store merchandising standards. The model market concept has been successfully adopted from Australia to drive consumption in high traffic areas and is delivering an average 10% to 15% lift in volume per outlet. CCA also placed more than 15,000 coolers in 2004 to drive the 'model market' program.

South Korea (cont.)

- **Cost Control:** the higher volume and cost of goods sold savings, from the mix shift to 'SoonSoo' and 'Kin Cider', and lower raw material costs (principally sweetener costs), were offset in 2004 by lower price realisation and the business delivered a broadly flat net contribution, in local currency terms. The decline in EBIT arose from higher labour costs incurred in restructuring the business. CCA incurred additional expenditure of approximately $8 million on restructuring activities in 2004.

- **Significant items**: the significant gain of $6.7 million in Korea represents profit on sale of a surplus property, partly offset by the rationalisation of non-profitable cold drink equipment and an increase in deposit liability for returnable crates. CCA sold the final parcel of land at its Doksan site in Seoul in December 2004 for approximately $60 million and realised a gain of $35.2 million. Following the May 2004 strategic review, an assessment was made on the suitability of CCA's existing cold drink equipment and management of returnable containers. That assessment identified that a write down of $23.6 million was required on cold drink equipment and an increase of $4.9 million in deposit liability.

Higher capital expenditure in 2004 principally reflects the investment in the 'model market' program, motor vehicle purchases and the relocation of a warehouse in Seoul.

Indonesia

	2004	2003	*Change*
Revenue from sales of beverages ($ million)	**343.5**	377.4	*(9.0)%*
Revenue per unit case	$3.40	$3.87	*(12.1)%*
Sales Volume (million unit cases)	101.1	97.6	3.6%
EBIT, pre significant items ($ million)	**23.7**	22.1	*7.2%*
EBIT Margin, pre significant items	**6.9%**	5.9%	*1.0pt*
EBIT ($ million)	**17.4**	22.1	*(21.3)%*
Capital Expenditure to Revenue	**2.0%**	3.3%	

In 2004, the Indonesian business returned to growth delivering an EBIT growth, pre significant items, of 7.2% and a 1.0 percentage point EBIT margin improvement. The business benefited from greater stability in the key economic conditions in the period following the Indonesian Presidential elections. Indonesia, however, continues to experience a variable consumer environment and the main competitor, Sosro, has become more aggressive on pricing in some areas. CCA remains focused on balancing the need for affordability of our brands and financial returns required in order to build a soft drink culture within Indonesia.

- **Expanding the Soft Drink Culture:** the 3.6% volume growth in 2004 was achieved in both the modern and traditional channels and came at the expense of the lower margin wholesalers (2004 volume decline by 6.9% in this channel). Revenue from CSDs grew by nearly 5%, in local currency terms, led by brand 'Coca-Cola' and 'Fanta'. 'Frestea' continues to be a success in this market, growing at strong double digit levels and RTD tea now represents over 12% of Indonesia's volume.
- **Pricing:** reported revenue per case declined due to the impact of currency translation however in local currency terms, revenue increased by over 7% and revenue per case increased by over 3%. The growth in revenue per case reflects the benefit of prior period price increases and a mix shift towards 1.5l PET and 250mL cans offset in part by the high mix of 'Frestea', which has lower revenue per case than CSD's. CCA has maintained its pricing on the majority of packages but has implemented a small increase on the medium returnable glass bottle (RGB) pack.
- **Cost Control:** the lightweighting trial on small RGB's in Bali, begun in April 2004, has been a success for consumers and customers. The new lighter bottles are approximately one third lower in cost than the replacement cost of the traditional RGB bottle and will have a sizeable financial benefit when fully introduced throughout Indonesia over the next five years.
- **Improved EBIT Margin:** the 1.0 percentage point improvement in margin reflects the leverage of higher volume on a high fixed cost base and improved pricing.
- **Significant items:** in 2004, the CCA group rationalised returnable containers, resulting in a significant loss of $6.3 million in Indonesia.

Indonesia (cont.)

The devastation caused by the 26 December 2004 Tsunami has led to a sombre mood throughout Indonesia. A considerable proportion of disposable income of Indonesian's is currently been diverted to relief donations and spending in January 2005 on a range of discretionary goods, including CCA's products, has significantly declined. It is too early to determine the extent of the impact on consumption or what positive economic impact will arise from the sizeable international donations that have been pledged to rebuild infrastructure in the devastated areas.

In December 2004, the new Indonesian government legislated to abolish the 10% luxury goods tax on carbonated soft drinks and its removal is expected to deliver a further improvement in the Indonesian trading performance in 2005.

CCA Tsunami Aid Package

Immediately following the events of Boxing Day, CCA Indonesia used its local resources to supply basic medical supplies, blankets and bottled water. Burger King/Hungry Jacks, in partnership with CCA, donated one million bottles of water and tea to the people of Aceh, one of the worst affected areas of the Tsunami disaster. Burger King met the cost price of the water, sourced locally, and CCA Indonesia met all delivery and distribution costs.

As a local business CCA, in partnership with Coca-Cola Indonesia, is well positioned to directly support local reconstruction and relief efforts and work has already commenced to develop specific proposals which include construction of libraries, education facilities, deep wells and financial assistance to small business. A full report will be provided at CCA's Annual General Meeting. Also, The Coca-Cola Company globally has made a substantial and generous commitment of US$10 million dollars to affected areas in Asia; a minimum of US$2 million of this funding will go to Indonesia.

International Financial Reporting Statements

CCA has established a Steering Committee to assess the impact of International Financial Reporting Statements (IFRS) and to plan and monitor the transition process. The work necessary is well advanced and on schedule to meet the reporting requirements in 2005. CCA will be required to prepare financial statements using the Australian equivalents to IFRS for the first time for the half year ending 30 June 2005, with comparatives based on an opening IFRS balance sheet dated 1 January 2004.

CCA's current assessment of the impact of IFRS adoption is summarised as follows:

- **EBIT** — Underlying business will not be impacted and therefore the current and future trading results will not materially change as a consequence of the introduction of IFRS.
- **Interest** — Effective interest rates will not be impacted as the rating agencies are not expected to change CCA's existing investment grade ratings.
- **Taxation** — Tax expense will not be materially impacted but deferred tax assets and liabilities are expected to be recorded at a higher level.
- **Dividends** — CCA's current dividend payout ratio of 70% to 80% of net profit will not be affected and there is no impact on the Company's ability to pay current and future dividends.
- **Intangible Assets** — As previously announced on 3 August 2004, an approximate $1.9 billion reversal of the previous revaluation of investments in bottlers' agreements will arise against that asset and will lower retained earnings at 1 January 2004 by the same amount.
- **Cash Flow** — Cash flow will not be impacted.
- **Debt Servicing** — EBIT interest cover ratio (4.7 times for 2004) will not be impacted and the Company's ability to undertake acquisitions will not be impacted as a consequence of IFRS.
- **Share-Based Payments** — No material impact on retained earnings at 1 January 2004. Future share-based remuneration will be expensed over the relevant vesting periods, consistent with CCA's current practice.
- **Financial Instruments** — CCA will attempt to align hedging transactions to underlying exposures. Eligibility to adopt IFRS hedge accounting will be sought where possible.

The transition to IFRS will not change CCA's underlying business. The commitment and focus of management on materially increasing total shareholder return is unchanged. The balance sheet adjustment will not affect CCA's free cash flow, ability to borrow funds in the future to expand the business, should suitable opportunities arise, or its ability to pay dividends.

A more detailed assessment of IFRS transitioning is contained in the note 14 to the financial statements included in this half year report.

ENDS

Consolidated Statements of Financial Performance

Coca-Cola Amatil Limited

For the financial year ended 31 December 2004

	Refer Note	2004 $M	2003 $M
Revenues from ordinary activities – before interest income			
Before significant items		**3,532.8**	3,523.8
Significant items		**58.3**	–
	2	**3,591.1**	3,523.8
Expenses from ordinary activities – before borrowing expenses			
Before significant items		**(3,015.2)**	(3,053.8)
Significant items		**(57.9)**	–
	3	**(3,073.1)**	(3,053.8)
Earnings before interest and tax			
Before significant items		**517.6**	470.0
Significant items		**0.4**	–
	5	**518.0**	470.0
Net borrowing expenses			
Borrowing expenses	3	**(128.7)**	(134.0)
Interest income	2	**17.7**	18.0
		(111.0)	(116.0)
Profit from ordinary activities before tax	2 & 3	**407.0**	354.0
Income tax expense from ordinary activities			
Before significant items		**(128.2)**	(114.9)
Significant items	4	**1.9**	(44.6)
	4	**(126.3)**	(159.5)
Net profit		**280.7**	194.5
Net profit attributable to outside equity interests		**(0.4)**	(0.3)
Net profit attributable to members of Coca-Cola Amatil Limited	6	**280.3**	194.2
Other valuation adjustments recognised directly in equity			
Adjustment to retained earnings upon adoption of revised Accounting Standard AASB 1028 "Employee Benefits"	6	**–**	(1.3)
Adjustment to asset revaluation reserve arising from valuation of properties		**–**	(21.0)
Net exchange difference on translation of financial statements of foreign controlled entities		**52.5**	(350.2)
Total adjustments attributable to members of Coca-Cola Amatil Limited recognised directly in equity		**52.5**	(372.5)
Total changes in equity other than those resulting from transactions with members of Coca-Cola Amatil Limited as owners	6	**332.8**	(178.3)
Earnings per share (EPS)			
Basic EPS		**39.8**	27.9
Diluted EPS		**39.6**	27.7
Before significant items –			
Basic EPS		39.5	34.3
Diluted EPS		39.3	34.1

Notes appearing on pages 22 to 32 to be read as part of the financial statements.

Consolidated Statements of Financial Position

Coca-Cola Amatil Limited

As at 31 December 2004

	Refer Note	As at 31 Dec 2004 $M	As at 31 Dec 2003 $M
Current assets			
Cash assets		**279.9**	260.1
Receivables		**517.0**	526.1
Inventories		**406.4**	383.6
Prepayments		**66.4**	73.8
Total current assets		**1,269.7**	1,243.6
Non-current assets			
Receivables		**15.6**	14.2
Cross currency swap receivables relating to interest bearing liabilities		**0.2**	–
Investments in securities		**0.1**	0.4
Investments in bottlers' agreements		**3,332.6**	3,278.3
Property, plant and equipment		**1,215.0**	1,186.6
Intangibles		**6.6**	4.5
Prepayments		**25.9**	17.5
Future income tax benefits		**51.4**	46.9
Total non-current assets		**4,647.4**	4,548.4
Total assets		**5,917.1**	5,792.0
Current liabilities			
Payables		**406.4**	379.2
Interest bearing liabilities		**451.0**	404.6
Provisions		**51.7**	51.5
Current income tax liability		**126.7**	175.0
Accrued charges		**226.3**	253.5
Total current liabilities		**1,262.1**	1,263.8
Non-current liabilities			
Interest bearing liabilities		**1,365.9**	1,435.0
Provisions		**92.4**	83.1
Deferred income tax liability		**82.5**	88.4
Total non-current liabilities		**1,540.8**	1,606.5
Total liabilities		**2,802.9**	2,870.3
Net assets		**3,114.2**	2,921.7
Equity			
Contributed equity	7	**1,671.5**	1,631.1
Reserves		**(369.2)**	(419.0)
Retained earnings	6	**1,800.2**	1,696.5
Equity attributable to members of Coca-Cola Amatil Limited	6	**3,102.5**	2,908.6
Outside equity interests in controlled entities			
Contributed equity		**3.6**	3.6
Reserves		**(11.6)**	(9.8)
Retained earnings		**19.7**	19.3
Total outside equity interests in controlled entities		**11.7**	13.1
Total equity		**3,114.2**	2,921.7

Notes appearing on pages 22 to 32 to be read as part of the financial statements.

Consolidated Statements of Cash Flows

Coca-Cola Amatil Limited

For the financial year ended 31 December 2004

	Refer Note	2004 $M	2003 $M
Inflows (outflows)			
Cash flows from operating activities			
Receipts from customers		**3,539.8**	3,429.6
Payments to suppliers and employees		**(2,874.2)**	(2,815.4)
Dividends received		**1.5**	1.3
Interest received		**17.7**	18.0
Interest and other borrowing expenses paid		**(127.4)**	(135.4)
Income tax paid		**(176.8)**	(89.8)
Net cash flows from operating activities		**380.6**	408.3
Cash flows from investing activities			
Proceeds from disposal of –			
a surplus South Korean property		**58.3**	–
other property, plant and equipment		**8.2**	37.2
Neverfail trademarks		**–**	28.0
Payments for –			
additions of property, plant and equipment		**(209.9)**	(185.4)
acquisitions of entities and operation (net)		**(44.2)**	(242.2)
other non-current assets		**(0.6)**	(4.8)
Net cash flows used in investing activities		**(188.2)**	(367.2)
Cash flows from financing activities			
Proceeds from issue of shares		**31.0**	20.9
Proceeds from borrowings		**397.1**	671.1
Borrowings repaid		**(134.2)**	(806.0)
Dividends paid		**(169.9)**	(133.9)
Net cash flows from (used in) financing activities		**124.0**	(247.9)
Net increase (decrease) in cash held		**316.4**	(206.8)
Cash held (deficit) at the beginning of the financial year		**(40.1)**	194.5
Exchange rate adjustments to cash held at the beginning of the financial year		**2.8**	(27.8)
Cash held (deficit) at the end of the financial year	10	**279.1**	(40.1)

Notes appearing on pages 22 to 32 to be read as part of the financial statements.

1. Basis of Financial Report Preparation

This financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

The financial report does not include all notes of the type normally included within the annual financial report. As a result it should be read in conjunction with the 31 December 2003 annual financial report of CCA together with any public announcements made by CCA during the financial year ended 31 December 2004.

a) Historical cost

This financial report has been prepared on the basis of historical cost, except for freehold and leasehold properties which are carried at fair value.

b) Changes in accounting policies

The accounting policies adopted in the preparation of the financial report are consistent with those applied and disclosed in the 2003 annual financial report, with the exception of –

The Group has adopted the following change in accounting policy on returnable containers.

In the past returnable containers were reported as current assets held at deposit value. The excess cost over deposit value was reported as non-current assets. Given the nature of these assets, it has been decided to reclassify these assets totally as non-current assets. The returnable containers remain the property of the Group throughout their useful life. The life of the assets has been determined to be longer than one year.

The containers will be sold and returned a number of times during their life that is greater than one year. Accordingly, returnable containers are recognised as non-current assets and fully depreciated over their estimated useful life.

No change to the net profit reported resulted. The financial impact of the change in the current year has resulted in a reclassification within the Statements of Financial Position and disclosure of the depreciation expense. Comparative information has been restated to reflect this change.

	2004 $M	2003 $M
2. Revenues from Ordinary Activities		
Sales of beverages	**3,449.6**	3,357.1
Other revenue		
From operating activities		
Sales of materials	**51.5**	79.1
Rendering of services	**3.4**	3.4
Rental and other trading revenue	**18.6**	16.0
From non-operating activities		
Dividend income from other corporations	**1.5**	1.3
Proceeds from disposal of –		
a surplus South Korean property	**58.3**	–
other property, plant and equipment	**8.2**	38.9
Neverfail trademarks	**–**	28.0
Total revenues – before interest income	**3,591.1**	3,523.8
Interest income from non-operating activities	**17.7**	18.0
Total revenues	**3,608.8**	3,541.8
Significant items included in total revenues		
Proceeds from disposal of a surplus South Korean property	**58.3**	–

3. Profit from Ordinary Activities

Profit from ordinary activities before tax has been arrived at after including –

	2004 $M	2003 $M
a) Expenses		
Cost of goods sold	**1,866.2**	1,910.9
Selling	**545.5**	518.9
Warehousing and distribution	**339.4**	324.5
Administration and other	**322.0**	271.5
Investing[1]	**–**	28.0
Total expenses – before borrowing expenses	**3,073.1**	3,053.8
Borrowing expenses		
Interest expense	**126.8**	134.4
Other borrowing (gains) losses	**1.9**	(0.4)
Total borrowing expenses	**128.7**	134.0
Total expenses	**3,201.8**	3,187.8

1 The prior year amount represents the fair value of the Neverfail trademarks.

3. Profit from Ordinary Activities continued

	2004 $M	2003 $M
Profit from ordinary activities before tax has been arrived at after including –		
b) Significant items included in total expenses		
Carrying amount of a surplus South Korean property including related costs	**23.1**	–
Rationalisation of certain non-profitable cold drink equipment in South Korea	**23.6**	–
Rationalisation of returnable containers and deposits in Indonesia and South Korea	**11.2**	–
	57.9	–
c) Other items		
Amortisation expense		
Goodwill	**2.6**	1.0
Trademarks	**0.8**	0.7
Total amortisation expense	**3.4**	1.7
Depreciation expense		
Buildings	**6.2**	9.2
Plant and equipment[1]	**150.9**	159.7
Total depreciation expense	**157.1**	168.9
Bad and doubtful debts expense		
Trade debtors	**2.4**	1.7
Other debtors	**–**	(0.4)
Total bad and doubtful debts expense	**2.4**	1.3
Rentals – operating leases	**37.2**	40.1
Defined benefit superannuation plan contributions	**13.6**	27.1
Employees Share Plan expenses	**5.3**	4.9
Foreign exchange gains	**(1.9)**	(4.8)
Write down of inventories to net realisable value	**0.6**	1.1
Write down of investments to recoverable amounts	**0.3**	0.3
(Profit) loss from disposal of –		
a surplus South Korean property[2]	**(35.2)**	–
other property, plant and equipment	**13.5**	5.4
Rationalisation of certain non-profitable cold drink equipment in South Korea	**23.6**	–
Rationalisation of returnable containers and deposits in Indonesia and South Korea	**11.2**	–

1 Includes depreciation expense on returnable containers, (previously classified as inventories). In 2004, depreciation expense on returnable containers totalled $24.5 million (the comparative has been adjusted by $25.4 million to include depreciation expense on returnable containers).

2 This amount is derived from significant items included in total revenues and expenses from ordinary activities.

	2004 $M	2003 $M
4. Income Tax Expense from Ordinary Activities		
The prima facie income tax expense reconciles to income tax provided as follows –		
Prima facie income tax expense on profit from ordinary activities at the Australian rate of 30%	**122.1**	106.2
Tax effect of permanent differences –		
Non-allowable expenses	**5.1**	4.2
Investment incentives	**–**	(3.9)
Other items	**(1.0)**	3.5
Overseas tax rates differential	**2.0**	1.5
Overseas withholding tax	**9.5**	7.1
Amounts not recorded in future income tax benefits	**(3.1)**	(2.5)
Amounts over provided in prior years	**(8.3)**	(1.2)
Settlement with the Australian Taxation Office regarding CCA's European operations[1]	**–**	44.6
Income tax expense from ordinary activities	**126.3**	159.5
Income tax expense from ordinary activities comprises –		
Income tax expense before significant items	**128.2**	114.9
Significant items	**(1.9)**	44.6
Income tax expense from ordinary activities	**126.3**	159.5
Income tax expense comprises –		
Current income tax liability	**133.9**	161.5
Current movement in future income tax benefits	**(4.1)**	(1.6)
Current movement in deferred income tax liability	**(3.5)**	(0.4)
	126.3	159.5

1 In the prior period, Coca-Cola Amatil Limited (CCA) reached a settlement with the Australian Taxation Office over all matters pertaining to disputes with respect to the demerger of CCA's European operations in 1998. The effect was recorded as a significant item of $50.0 million ($44.6 million tax expense) and was paid in March 2004.

5. Financial Reporting by Geographic Segments

	Revenue from sales of beverages		Other revenue		Significant items		Total revenues before interest income	
	2004 $M	2003 $M	**2004 $M**	2003 $M	**2004 $M**	2003 $M	**2004 $M**	2003 $M
Australia	**2,041.1**	1,882.9	**15.8**	40.1	**–**	–	**2,056.9**	1,923.0
Oceania[1]	**503.5**	484.3	**1.5**	2.4	**–**	–	**505.0**	486.7
South Korea	**561.5**	612.5	**8.2**	40.1	**58.3**	–	**628.0**	652.6
Indonesia	**343.5**	377.4	**6.9**	6.1	**–**	–	**350.4**	383.5
Other[2]	**–**	–	**50.8**	78.0	**–**	–	**50.8**	78.0
CCA Group	**3,449.6**	3,357.1	**83.2**	166.7	**58.3**	–	**3,591.1**	3,523.8

	Earnings before interest, tax and significant items		Significant items[3]		Segment result – earnings before interest and tax	
	2004 $M	2003 $M	**2004 $M**	2003 $M	**2004 $M**	2003 $M
Australia	**431.9**	377.7	**–**	–	**431.9**	377.7
Oceania[1]	**90.5**	82.3	**–**	–	**90.5**	82.3
South Korea	**4.0**	14.2	**6.7**	–	**10.7**	14.2
Indonesia	**23.7**	22.1	**(6.3)**	–	**17.4**	22.1
Other[2]	**(32.5)**	(26.3)	**–**	–	**(32.5)**	(26.3)
CCA Group	**517.6**	470.0	**0.4**	–	**518.0**	470.0

	Assets		Liabilities		Net assets	
	2004 $M	2003 $M	**2004 $M**	2003 $M	**2004 $M**	2003 $M
Australia	**3,586.4**	3,494.9	**389.1**	397.0	**3,197.3**	3,097.9
Oceania[1]	**668.8**	626.2	**82.6**	88.9	**586.2**	537.3
South Korea	**899.0**	845.3	**114.0**	93.9	**785.0**	751.4
Indonesia	**386.7**	466.0	**110.3**	113.4	**276.4**	352.6
Other[2]	**43.8**	51.7	**71.0**	65.6	**(27.2)**	(13.9)
Total segments	**5,584.7**	5,484.1	**767.0**	758.8	**4,817.7**	4,725.3
Assets and liabilities excluded from above[4]	**332.4**	307.9	**2,035.9**	2,111.5	**(1,703.5)**	(1,803.6)
CCA Group	**5,917.1**	5,792.0	**2,802.9**	2,870.3	**3,114.2**	2,921.7

	Depreciation and amortisation expense[5]		Other non-cash expenses		Additions and acquisitions of non-current assets[6]	
	2004 $M	2003 $M	**2004 $M**	2003 $M	**2004 $M**	2003 $M
Australia	**75.5**	73.2	**23.4**	30.5	**166.4**	399.9
Oceania[1]	**19.6**	18.8	**4.5**	4.4	**26.9**	28.5
South Korea	**27.3**	35.0	**19.5**	17.4	**30.9**	28.9
Indonesia	**37.5**	42.0	**11.3**	13.4	**23.4**	31.3
Other[2]	**0.6**	1.6	**14.3**	8.4	**0.1**	–
CCA Group	**160.5**	170.6	**73.0**	74.1	**247.7**	488.6

1 The Oceania segment comprises New Zealand, Papua New Guinea and Fiji operations.
2 Other includes corporate and unallocated.
3 Significant items include the following –

	2004 $M
Profit from disposal of a surplus South Korean property	*35.2*
Rationalisation of certain non-profitable cold drink equipment in South Korea	*(23.6)*
Rationalisation of returnable containers and deposits in Indonesia and South Korea	*(11.2)*
	0.4

4 Assets and liabilities shown against each segment exclude future income tax benefits, tax liabilities and assets and liabilities which relate to the Group's financing activity.
5 Includes depreciation expense on returnable containers, previously classified as inventories. In 2004, depreciation expense on returnable containers totalled $24.5 million (the comparative has been adjusted by $25.4 million to include depreciation expense on returnable containers).
6 Non-current assets comprise investments in securities, investments in bottlers' agreements, property, plant and equipment and intangibles for this disclosure. The comparatives have been restated as outlined in the change in accounting policy Note 1b).

The Group operates in one business segment being the beverage industry within which it manufactures, distributes and markets carbonated soft drinks, still and mineral waters, fruit juices and other alcohol-free beverages.

	Refer Note	2004 $M	2003 $M
6. Retained earnings and Equity Attributable to Members of Coca-Cola Amatil Limited			
Retained earnings			
Balance at the beginning of the financial year		**1,696.5**	1,646.1
Net profit attributable to members of Coca-Cola Amatil Limited		**280.3**	194.2
Total available for appropriation		**1,976.8**	1,840.3
Dividends appropriated	8	**(179.3)**	(142.5)
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"		**-**	(1.3)
Transferred from foreign currency translation reserve		**2.7**	-
Closing balance		**1,800.2**	1,696.5
Equity			
Balance at the beginning of the financial year		**2,908.6**	3,199.9
Total changes in equity recognised in the Consolidated Statements of Financial Performance		**332.8**	(178.3)
Transactions with owners as owners –			
Contributed equity	7	**40.4**	29.5
Dividends appropriated	8	**(179.3)**	(142.5)
Closing balance		**3,102.5**	2,908.6

	2004 No.	2003 No.	2004 $M	2003 $M
7. Issues of Ordinary Shares During the Financial Year				
Fully paid ordinary shares				
Balance at the beginning of the financial year	**699,473,202**	692,442,082	**1,587.4**	1,557.9
Shares issued in respect of –				
Dividend Reinvestment Plan	**1,441,741**	1,585,573	**9.4**	8.6
Employees Share Plan	**210,484**	779,247	**1.3**	4.5
Executive Option Plan	**6,564,330**	4,666,300	**29.7**	16.4
Total movement	**8,216,555**	7,031,120	**40.4**	29.5
Closing number of shares	**707,689,757**	699,473,202		
Fully paid non-participating shares			**43.7**	43.7
Total contributed equity			**1,671.5**	1,631.1

Dividend Reinvestment Plan

For the financial year ended 31 December 2004, the Dividend Reinvestment Plan provides shareholders (subject to a maximum of 50,000 shares per beneficial shareholder) with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 5% from market price at time of issue. Market price is the average price of a specified ten-day period prior to issue.

The last date of Election Notices under this Plan is 21 February 2005.

	2004 ¢	2004 $M	2003 ¢	2003 $M
8. Dividends				
Prior year final dividend on ordinary shares (franked to 75%) (2003: 50%)	**13.0**	**91.2**	10.5	72.8
Current year interim dividend on ordinary shares (franked to 100%) (2003: 50%)	**12.5**	**88.1**	10.0	69.7
Total dividends	**25.5**	**179.3**	20.5	142.5

Subsequent to the end of the financial year the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	15.5	15.5	109.9	1 April 2005

	2004 $	2003 $
9. Net Tangible Asset Backing		
Net tangible asset backing per ordinary share	**4.37**	4.15

	2004 $M	2003 $M
10. Statements of Cash Flows		
Reconciliation of Cash		
Cash assets	**279.9**	260.1
Call deposits (included in loans)	**(0.2)**	(300.0)
Bank overdrafts	**(0.6)**	(0.2)
Cash held (deficit) at the end of the financial year	**279.1**	(40.1)
Non-cash investing and financing activities		
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	**9.4**	8.6

	2004 $M	2003 $M
11. Contingent Assets and Liabilities		
Contingent liabilities existed at the end of the financial year in respect of –		
Termination payments under service agreements	**10.5**	12.0
Other guarantees	**1.3**	1.5
	11.8	13.5

Tax audits

The Group, at any time, has a number of tax audits being undertaken by the relevant authorities in each of its countries and the Board continually reviews the status of those audits. The Group currently has ongoing tax audits in South Korea, Indonesia and Papua New Guinea. No material tax assessments have been issued as a result of these audits.

In relation to the South Korean audit, the tax authorities have recently raised some concerns from their latest audit and if the audit was ultimately concluded against the South Korean operation, then a material assessment may result. The Company has strongly refuted the tax authority's preliminary in principle position and is providing additional information to assist with the investigation of this matter. The Company has received South Korean tax advice that it should be successful if it needs to challenge this matter.

Given the preliminary nature of the discussions with the tax authorities in each of the countries and the variable factors involved, the Group is not in a position to determine the possible exposure, if any.

12. Entities over which Control has been Gained

CCA gained control of Crusta Fruit Juices Pty Limited Group (Crusta) on 29 October 2004. During the period to 31 December 2004 Crusta contributed $0.2 million profit from ordinary activities after tax to the Group result.

CCA acquired the business assets of Quirks Refrigeration (Quirks) on 12 November 2004. During the period to 31 December 2004, Quirks contributed $0.4 million profit from ordinary activities after tax to the Group result.

13. Subsequent Events

Acquisition of Northern Territory Coca-Cola franchise licence and related assets

The Group acquired the Northern Territory Coca-Cola franchise business assets of Parmalat Australia Ltd on 28 January 2005.

Proposed acquisition of SPC Ardmona Ltd (SPC Ardmona)

On 12 November 2004, CCA entered into a scheme of arrangement with SPC Ardmona under which CCA will acquire all of the outstanding shares and options in SPC Ardmona in Australia. SPC Ardmona shareholders voted to support the proposed acquisition by CCA on 3 February 2005. In addition to the SPC Ardmona shareholder approval, CCA has received formal confirmation from the Australian Competition and Consumer Commission, the Foreign Investment Review Board and the Australian Stock Exchange that they have no objection to the proposed acquisition. SPC Ardmona has applied to the Supreme Court of Victoria for approval of the scheme of arrangement between SPC Ardmona and its shareholders, with the Court hearing scheduled for Friday, 11 February 2005.

14. Impact of Adopting Australian Equivalents to International Financial Reporting Standards

Project management

The CCA Group will be required to prepare financial statements using Australian equivalents to International Financial Reporting Standards (IFRS) for the first time when the Group reports to the Australian Stock Exchange for the half year ending 30 June 2005.

IFRS requires that entities reporting their financial statements for the first time under IFRS must also restate their comparatives using all IFRS with the exception of the Australian equivalents to IAS 32 and IAS 39, being "Financial Instruments: Disclosure and Presentation", and "Financial Instruments: Recognition and Measurement" respectively. This will mean that the Group's opening IFRS balance sheet will be a restated comparative balance sheet dated 1 January 2004.

Most accounting adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as at 1 January 2004. Transitional accounting adjustments relating to the Australian equivalent IAS 32 and 39, where comparatives are not required, will be made as at 1 January 2005.

Comparatives restated to comply with IFRS would be reported in the Group's financial statements for the first half year ending 30 June 2005.

During 2003, the Group created a Steering Committee to plan and monitor the transition process to IFRS. The Committee has been reviewing and assessing developments in IFRS and the potential impact these standards will have on the Group's financial statements and accounting policies.

The Committee has established three phases to the IFRS implementation project, being –

- initiation and planning;
- design and execution; and
- implementation.

The initiation, planning, design and execution phase of the implementation project was completed as at December 2004. CCA has commenced building the comparatives for 2004 ready for reporting within 2005. CCA expects the implementation phase to be completed coinciding with the release of the IFRS compliant results for the half year ending 30 June 2005.

In this context, CCA summarises its current assessment of the impact of IFRS adoption as follows –

- earnings before interest and tax (EBIT): the underlying business will not be impacted and therefore current and future trading results will not materially change;
- interest: effective interest rates will not be impacted as the rating agencies are not expected to change CCA's existing investment grade ratings;
- taxation: tax expense will not be materially impacted but deferred assets and liabilities are expected to be recorded at a higher level;
- dividends: CCA's current dividend payout ratio of 70% to 80% of net profit will not be affected and there is no impact on the Company's ability to pay current and future dividends;
- intangible assets: as previously announced an approximate $1.9 billion reversal of the previous revaluation of investments in bottlers' agreements will arise against that asset and will lower retained earnings at 1 January 2004 by the same amount;
- cash flow: cash flow will not be impacted;
- debt servicing: EBIT interest cover ratio will not be impacted;
- share based payments: there will be no material impact on retained earnings. Future share based remuneration will be expensed over the relevant vesting periods, consistent with current practice; and
- financial instruments: CCA will align hedging transactions to underlying exposures. Eligibility to adopt IFRS hedge accounting will be sought. Potential earnings volatility is an increased risk as a consequence of more rigorous effectiveness testing and documentation under IFRS.

14. Impact of Adopting Australian Equivalents to International Financial Reporting Standards continued

The following outlines the key differences in accounting policies that are expected to arise from adopting IFRS, and the effect on the CCA Group –

Share based payments

Insignificant impact on retained earnings at 1 January 2004

Employer contributions to the Employees Share Plan and the Long Term Incentive Share Plan are currently accrued and/or expensed annually as an employee benefit expense. No expenses are recorded in respect of the Executive Option Plan. At the beginning of the 2003 financial year, CCA ceased issuing options under the Executive Option Plan.

Under IFRS, the Group will recognise an expense for all share based remuneration, and will amortise those expenses over the relevant vesting periods.

Business combinations

Potentially higher expenses shown in the income statement following an acquisition requiring post implementation restructuring

In the event of a business combination, the acquiring entity will not be permitted to recognise liabilities for terminating or reducing the activities of the acquired entity as part of allocating the cost of the business combination. Such restructuring provisions may only be recognised when the acquired entity, has, at the acquisition date, an existing liability for restructuring recognised in accordance with AASB 137 "Provisions, Contingent Liabilities and Contingent Assets".

Non-current assets held for sale

Potentially results in reclassification at 1 January 2004

Subject to reclassification occurring, retained earnings at 1 January 2004 could be impacted

A non-current asset may be classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than continuing use. The asset must be available for immediate sale in its present condition and the sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan must have been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value. The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification, and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

This may result in some assets being reclassified from held for sale to property, plant and equipment on transition to IFRS. This will require a retrospective catch-up in depreciation expense, impacting retained earnings.

Income taxes

Significant impact on retained earnings at 1 January 2004

New assets and liabilities recognised

A comprehensive balance sheet focused approach will be adopted, replacing the current income statement approach currently used by Australian companies. The comprehensive balance sheet method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its value in a tax based balance sheet. It is expected that the standard may require the Group to carry higher levels of deferred tax assets and liabilities.

Property, plant and equipment

Retained earnings at 1 January 2004 may be impacted

Properties currently carried at fair value, may revert to the cost basis through adoption of the deemed cost election on transition to IFRS. This approach would remove fluctuations in net profit given the revised fair value methodology will now require revaluation movements to be offset against the same asset only, not a class of assets. On transition to IFRS, the existing revaluation reserve may be transferred to retained earnings.

14. Impact of Adopting Australian Equivalents to International Financial Reporting Standards continued

Post employment benefits

Unlikely to impact significantly

The Group currently recognises a liability for any deficits of the defined benefit superannuation Plans.

Effects of changes in foreign exchange rates

Retained earnings at 1 January 2004 may be impacted

Potential significant item affecting net profit in event of disposal

The foreign currency translation reserve for all foreign operations, through adoption of an election on transition to IFRS, may be deemed to be zero, thereby impacting retained earnings.

In the event of a foreign CCA operation being subsequently disposed, the foreign currency translation reserve for that operation must be transferred to the Statements of Financial Performance as part of the gain or loss on disposal. The gain or loss on such a disposal must exclude translation differences that arose before the date of transition to IFRS, but must include later translation differences. In the rare case an operation is disposed, this may have an impact on the Group's net profit.

Intangible assets

Impact on retained earnings of previous revaluation at 1 January 2004 (reduce by approximately $1.9 billion)

CCA's investments in bottlers' agreements are recognisable under IFRS.

However, revaluation of CCA's investments in bottlers' agreements at fair value is not permitted under IFRS. This will result in the reversal of the previous revaluation (as was permitted under the previous version of AASB 1010 "Recoverable Amount of Non-Current Assets" and the current version of AASB 1041 "Revaluation of Non-Current Assets"), thereby impacting retained earnings and net assets on transition to IFRS.

Financial instruments

Potential volatility in future earnings

New assets and liabilities recognised

All derivative contracts, whether used as hedging instruments or otherwise, will be carried at fair value in the Group's Statements of Financial Position. IFRS recognise fair value hedge accounting, cash flow hedge accounting, and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met. Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in the Statements of Financial Performance. CCA expects to predominantly use cash flow hedging in respect of its interest rate risk hedges, which will create volatility in equity reserve balances.

CCA aims to continue to align its hedging transactions to underlying exposures to achieve hedge accounting eligibility and thereby reduce profit and loss volatility.

15. Compliance Statement

This report is based upon accounts that have been audited. The audit report, which is unqualified, will be made available with the Company's Annual Report.